As filed with the Securities and Exchange Commission on September 3, 2004.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S–1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

HEALTHESSENTIALS SOLUTIONS, INC.

(Exact Name of Registrant As Specified In Its Charter)

Delaware	8099	61-1342095
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9510 Ormsby Station Road Suite 101

Louisville, Kentucky 40223

(502) 429-7778

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

John E. Clontz, Esq.

Senior Vice President, General Counsel and Secretary

9510 Ormsby Station Road, Suite 101

Louisville, Kentucky 40223

(502) 429-7778

(Name, Address Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

With copies to:

James A. Lebovitz, Esq. Brian D. Short, Esq. Dechert LLP 4000 Bell Atlantic Tower 1717 Arch Street Philadelphia, Pennsylvania 19103 (215) 994-4000	Paul A. Quiros, Esq. Jeffrey M. Stein, Esq. King & Spalding LLP 191 Peachtree Street Atlanta, Georgia 30303 (404) 572-4600

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)
Common stock, par value $0.00001 per share	$57,500,000	$7,300

(1)	Includes shares the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for purposes of calculating the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall have filed a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until our registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated September 3, 2004

                         Shares

HEALTHESSENTIALS SOLUTIONS, INC.

Common Stock

$     per share

• HealthEssentials Solutions, Inc. is offering shares of common stock.	• This is our initial public offering and no public market currently exists for our shares.

• We anticipate that the public offering price will be between $ and $ per share.	• Proposed trading symbol: Nasdaq National Market – CARE

This investment involves risks. See “ Risk Factors” beginning on page 9.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to HealthEssentials Solutions, Inc.	$	$

The underwriters have a 30-day option to purchase up to              additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray

Deutsche Bank Securities William Blair & Company

The date of this prospectus is                      , 2004.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

HealthEssentials®, HealthEssentials Solutions, Inc.® and Housecalls® are registered trademarks of HealthEssentials Solutions, Inc.

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the “Risk Factors” beginning on page 9 and the financial statements and the related notes before investing in our common stock. Unless the context requires otherwise, the words “HealthEssentials,” “we,” “company,” “us” and “our” used in this prospectus refer to HealthEssentials Solutions, Inc. and its subsidiaries.

Our Business

We are a leading provider of residential healthcare services that meet the specialized needs of the growing geriatric population in the United States. Our physicians and non-physician practitioners, or NPPs, strive to replicate a physician office visit by providing primary medical care to our patients in non-acute, residential settings such as nursing facilities, assisted living facilities and retirement communities and in their homes. We rely primarily on NPPs to improve access to high quality, cost effective care before a patient’s health condition deteriorates to the point of requiring more complex or expensive care. In both our nursing facility-based and housecall programs, our NPPs perform medical exams to evaluate and diagnose patients, establish treatment plans, prescribe medications and monitor the health of our patients. To offer our patients a broader continuum of medical care, we provide complementary services, including clinical laboratory testing, mobile diagnostic exams, home health nursing and, recently, hospice care.

Our programs and services emphasize proprietary evidence-based treatment protocols and standardized medical management, and fill what we believe is a critical gap in access to appropriate primary medical care for elderly individuals. We offer benefits to patients, long-term care facility operators, physicians and third-party payors. Patients benefit from timely, specialized treatment of complex or chronic conditions. Long-term care facility operators are able to reduce lost bed days due to emergency room visits and subsequent hospitalizations. Physicians improve overall levels of care for their geriatric patients and increase office productivity, and third-party payors benefit from a high-quality, lower cost alternative to physician office and hospital services.

We have grown rapidly since our inception in 1998 primarily by increasing the number of facilities and patients we serve with our facility-based and housecall programs, as well as expanding our referral network. We have augmented our organic growth with several small acquisitions and joint ventures. As of June 30, 2004, we employed approximately 290 full-time equivalent health professionals and provided services in 15 states and the District of Columbia. As of June 30, 2004, we had an active patient census of approximately 70,000 patients in our provider services facility-based and housecall programs. During the six months ended June 30, 2004, we completed approximately 368,000 patient visits, which represents a 28% increase over our patient visits during the six months ended June 30, 2003. Our home health and hospice services segment provided approximately 145,000 patient days of care in the six months ended June 30, 2004, which represents a 27% increase over our home health patient days for the six months ended June 30, 2003. Our net revenues have increased from $15.6 million in 2001 to $53.1 million in 2003. Our net revenues of $32.8 million for the six months ended June 30, 2004 represent a 29% increase over our net revenues of $25.4 million for the six months ended June 30, 2003.

Our Market Opportunity

The geriatric population drives significant demand for healthcare services in the United States. In 2002, Medicare spent over $15 billion for the services that our NPPs and physicians commonly provide to patients.

Many geriatric patients suffer from uncoordinated treatment of chronic conditions, which can be accompanied by multiple co-morbidities, and do not have access to appropriate primary care. Nursing facility residents and non-ambulatory patients living at home continue to depend on physicians who are generally unable or unwilling to disrupt their practices to attend to “out-of-office” patients on a timely basis due to their focus on office-based productivity. These conditions have led to a gap in access to residential primary medical care for the geriatric population. Our NPPs effectively fill this gap. We believe that a number of current trends will drive demand for residential geriatric health services, including:

•	Aging population in the United States. According to the Centers for Medicare & Medicaid Services, or CMS, enrollment in the Medicare program, comprised primarily of individuals age 65 and older, is expected to increase from 34.9 million elderly beneficiaries, or 12.0% of the U.S. population, in 2003, to 52.2 million elderly beneficiaries, or 15.5% of the U.S. population, in 2020. The aging U.S. population will place continued stress on the nation’s healthcare delivery system and increase the importance of access to appropriate geriatric medical care.

•	Increasing need for geriatric focused care. The geriatric patient population can suffer from complex and chronic medical conditions that require specialized care to treat and monitor effectively. CMS is currently evaluating standardized medical management programs targeting the most common disease states affecting Medicare beneficiaries in an effort to improve patient outcomes and reduce the long-term costs of treating these diseases. While there is a growing emphasis on developing standardized geriatric treatment protocols, at the same time there is a severe shortage of healthcare professionals principally focused on geriatric care.

•	Increasing need for residential primary care. As the Medicare population grows and the average age of beneficiaries increases, nursing homes and home health agencies may not have sufficient capacity to address the primary care needs of elderly individuals living in the community. Physician visits to nursing homes are decreasing, while emergency room visits are increasing rapidly. At the same time, home health agencies service only 7% of Medicare beneficiaries, while CMS estimates that more than 33% of the Medicare population already needs assistance with at least one activity of daily living. Without regular access to appropriate residential healthcare services, we believe these beneficiaries will place an increasing strain on local primary medical care resources.

•	Government focus on cost-efficient healthcare delivery. Medicare expenditures for physician services comprise approximately 24.6% of total expenditures for physician services in the United States. In an effort to control rising healthcare expenditures, each year CMS establishes targeted levels of spending on physician services and adjusts reimbursement rates in an effort to manage actual spending in line with the target. We believe that cost savings related to using NPPs rather than physicians, eliminating preventable emergency room visits, ambulance use and hospital admissions, and utilizing standardized geriatric medical and medication management, is consistent with government cost containment strategies and enhances the potential growth of our residential geriatric health services model.

Our Strengths

We have grown rapidly, achieved profitability and developed leading market share as a result of our strengths, including:

•	We are one of the largest providers of residential geriatric health services. We are one of the nation’s largest organized providers of residential geriatric primary care based on our geographic scope and breadth of services. As a result, we have an advantage in building strong referral relationships with national and regional long-term care facility operators and home healthcare companies. Our market presence and reputation also provide an advantage in building referral relationships with local attending physicians.

•	We focus on geriatric primary care. Our healthcare providers focus exclusively on geriatric patients and utilize our Applied Geriatrics Protocols, or AGP. AGP is a series of standardized, evidence-based disease state management protocols specifically designed to address the needs of geriatric patients. We believe that our expertise in geriatric medicine differentiates us from local general practitioners and can improve patient outcomes.

•	We have experience in managing a complex delivery model. The operational infrastructure required to adequately manage and support a growing, geographically diverse network of healthcare providers is highly complex and requires specialized knowledge. Our management tools and experience assist us in tracking the performance of each of our programs and maximizing our operational efficiency.

•	We provide a wide range of complementary services. Our broad continuum of care can improve patient satisfaction and communication with families, and ensure patients are receiving the right care, in the right setting, at the right times. We believe physicians prefer to send patients to a single-source provider for multiple services, because it requires less administrative commitment, requires managing fewer referral relationships and improves communication and record-keeping.

•	We have an efficient and scalable operating model. Our providers apply standardized protocols and our local program managers utilize standardized management tools, allowing us to replicate programs in new markets and train new personnel relatively quickly. Our organizational structure is highly scalable and allows us to react quickly to additional opportunities to provide our services.

•	We have an experienced management team. We have assembled a management team with the operating, regulatory and financial experience to grow our company. Our executive officers, in the aggregate, have more than 75 years of experience in managing a variety of healthcare organizations, including long-term care, home health and hospice companies.

Our Strategy

Our strategy is to expand our market leadership in providing high-quality, cost-effective medical care to geriatric patients in residential settings. The key elements of our strategy include:

•	Increase active patient census. Our facility-based program provides services to approximately 60,000 patients, or approximately 8%, of the patients in facilities in the 20 regions we serve. We provide our housecall services to approximately 10,000 patients, which we believe to be only a very small portion of the potential housecall opportunity in our markets. We intend to increase our patient census by expanding our sales and marketing efforts and enhancing our referral networks.

•	Enter carefully selected new markets. We plan to enter carefully selected new markets to diversify our operations geographically and grow our patient census. We focus on markets that offer attractive demographic characteristics, pre-existing relationships with physicians or long-term care facility operators, proximity to our existing markets, a sufficient pool of qualified physicians and NPPs from which we can recruit and a favorable regulatory environment.

•

Offer new complementary services.    We intend to expand our complementary service offerings to increase our revenues per patient, drive expansion of our referral network and strengthen our local market position with third-party payors. We focus our expansion efforts in areas that leverage our management expertise, our referral network and our providers, and enable us to provide better service to our patients. Additional services also serve to diversify our payor mix and minimize our exposure to changes in the reimbursement rates for any one program or type of service we provide.

•	Improve operational efficiencies and information technology capabilities. We plan to continually enhance our operations by investing in information technology and business process improvements that will allow our employees to perform their jobs more efficiently, improve our collections cycle and decrease our administrative cost per patient visit. For example, we are currently developing electronic medical record systems that are expected to improve clinical documentation and automate portions of our billing process.

•	Pursue selected acquisitions and other strategic transactions. We expect to continue to identify and evaluate opportunities for acquisitions, joint ventures and other strategic relationships in new and existing markets that will enhance our market position, expand our referral base and increase the number of complementary services we offer.

Corporate Information

We commenced operations as HealthEssentials, Inc., a Kentucky corporation, in May 1998. In February 1999, HealthEssentials, Inc. was merged with and into HealthEssentials Solutions, Inc., a Delaware corporation, as the surviving corporation. Our principal offices are located at 9510 Ormsby Station Road, Suite 101, Louisville, Kentucky 40223. Our telephone number at this location is (502) 429-7778. Our website is located at www.healthessentials.com. The information contained on our website is not a part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock outstanding after the offering	shares

Estimated initial offering price	$ per share

Use of proceeds	We intend to use the net proceeds from this offering to redeem all our Series A and Series B preferred stock and accrued and unpaid dividends for approximately $ million, to repay approximately $ million of our senior credit facility and to repay all of our convertible subordinated notes and accrued interest for approximately $ million. We expect to use the remaining net proceeds for general corporate purposes, including working capital, systems and support, sales and marketing and potential acquisitions.

Proposed Nasdaq National Market symbol	CARE

The number of shares of our common stock to be outstanding after this offering is based on 119,050,485 shares outstanding as of June 30, 2004 and:

•	excludes 10,238,943 shares issuable upon exercise of outstanding options as of June 30, 2004 at a weighted average exercise price of $0.28 per share;

•	excludes 24,161,214 shares issuable upon exercise of outstanding warrants as of June 30, 2004 at a weighted average exercise price of $0.00027 per share; and

•	excludes 659,709 additional shares of common stock reserved for future issuance under our Amended and Restated 1999 Employee Stock Option Plan as of June 30, 2004.

Unless otherwise noted, all information in this prospectus:

•	assumes the underwriters’ have not exercised their over-allotment option to purchase up to shares of common stock from us; and

•	has been adjusted to reflect a one-for- reverse split of our common stock effective as of the date of this prospectus.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or when aggregated, may not be the arithmetic aggregation of the percentages that precede them.

SUMMARY FINANCIAL DATA

The following table sets forth summary consolidated financial information and other operating information as of the dates and for the periods indicated. We derived the summary financial data for the years ended December 31, 2001, 2002 and 2003 from our audited consolidated financial statements and the related notes included elsewhere in this prospectus. We derived the summary financial data as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 from our unaudited consolidated financial statements, which include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of our financial position and results of operations for the interim unaudited periods. Our historical results are not necessarily indicative of the results to be expected for any future period. You should read this information together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
	(in thousands, except per share and segment data)
Statement of Operations Data:
Net revenues	$15,590	$35,038	$53,102	$25,355	$32,782
Costs and expenses:
Salaries, wages and benefits	15,282	25,547	40,382	18,255	24,460
Other operating expenses	4,426	6,973	10,105	4,488	5,961
Bad debt expense	628	875	1,182	571	876
Depreciation and amortization	375	391	842	305	583
Interest expense, net	354	1,172	1,523	745	1,101

	21,065	34,958	54,034	24,364	32,981

Income (loss) from continuing operations before income taxes	(5,475)	80	(932)	991	(199)

Income tax expense (benefit)	—	(7)	12	—	49

Income (loss) from continuing operations(1)	$(5,475)	$87	$(944)	$991	$(248)

Income (loss) from continuing operations per common share:
Basic	$(0.82)	$(0.10)	$(0.02)	$0.01	$(0.01)

Diluted	$(0.04)	$(0.01)	$(0.01)	$0.00	$0.00

Weighted average shares used in calculation:
Basic	7,622	8,499	89,060	61,007	118,809

Diluted	150,098	150,949	152,746	152,735	152,877

Other Financial Data:
Adjusted EBITDA(2)	$(4,323)	$2,168	$4,433	$2,041	$3,022

Segment Data:

Residential Provider Services:
Net revenues (in thousands)	$15,590	$29,735	$39,058	$18,443	$24,716
Provider full-time equivalents	142	205	269	238	292
Patient visits (in thousands)	287	485	621	287	368
Average revenue per visit	$54.23	$61.29	$62.86	$64.33	$67.15

Home Health and Hospice Services:
Net revenues (in thousands)	$—	$5,303	$14,044	$6,912	$8,066
Home health offices	—	4	6	5	7
Patient days (in thousands)	—	91	242	114	145
Average revenue per patient day	$—	$57.97	$58.03	$60.58	$55.75

	As of June 30, 2004
	Actual	Adjusted(3)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,888
Total assets	34,880
Total long-term debt, including current portion	31,635
Redeemable preferred stock	13,644
Stockholders’ deficit	(17,087)

(1)	As discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions,” our results reflect the impact of acquisitions completed in the year ended December 31, 2002 and the six months ended June 30, 2004.

(2)	EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures. EBITDA is defined as net income (loss) plus (a) interest expense, net (b) income taxes and (c) depreciation and amortization. EBITDA for the years ended December 31, 2001 and 2002 also reflects an adjustment to add discontinued operations to net income (loss). Adjusted EBITDA is defined as EBITDA plus (a) impairment of goodwill, (b) abandoned acquisition costs and (c) certain changes to contractual allowance reserve estimates. We use EBITDA and Adjusted EBITDA, in addition to net income (loss), income (loss) from continuing operations and net cash provided by (used in) operating activities, to assess our performance and believe it is important for investors to be able to evaluate us using the same measures used by management. We believe these measures are important indicators of our operational strength and the performance of our business because they provide a link between profitability and operating cash flow. We also believe that analysts and investors use EBITDA and Adjusted EBITDA as supplemental measures to evaluate a company’s overall operating performance.

Two of the items included in Adjusted EBITDA, impairment of goodwill and abandoned acquisition costs, represent charges which may occur in future periods. Accounting literature requires us to test for goodwill impairments annually (and upon the occurrence of certain other events) and we cannot assure you that additional impairments will not be necessary in the future. We may pursue acquisitions in future periods that we do not complete, in which case we will be required to expense costs in the period that the transaction is abandoned. Notwithstanding the foregoing, we do not expect either of these adjustments to be repetitive over the long-term and believe that adjustments for these items are appropriate because these items are not indicative of our core operating performance. In addition, our Adjusted EBITDA includes adjustments, which may occur in future periods, to add back to net revenue and net income (loss) the effect of changes to estimates for contractual allowances recorded during the year ended December 31, 2003 and the six months ended June 30, 2004 because prior year accounts receivable were deemed to be uncollectible. We believe it is important to make this adjustment to accurately present revenues generated from our business for the year ended December 31, 2003 and the six months ended June 30, 2004 as the reductions to net revenues in such periods do not relate to revenues actually earned during these periods.

EBITDA and Adjusted EBITDA as calculated by us are not necessarily comparable to similarly titled measures reported by other companies. In addition, EBITDA and Adjusted EBITDA: (a) do not represent net income or cash flows from operations as defined by GAAP; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to net income, income (loss) from continuing operations, net cash provided by (used in) operating activities or our other financial information determined under GAAP.

We believe the line on our consolidated statement of operations entitled net income (loss) is the most directly comparable GAAP measure to EBITDA and Adjusted EBITDA. The following table reconciles EBITDA and Adjusted EBITDA to net income for the periods presented in the table above.

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
	(in thousands)
Net income (loss)	$(6,164)	$141	$(944)	$991	$(248)
Discontinued operations	689	(54)	—	—	—

Income (loss) from continuing operations	(5,475)	87	(944)	991	(248)
Depreciation and amortization	375	391	842	305	583
Interest expense, net	354	1,172	1,523	745	1,101
Income tax expense (benefit)	—	(7)	12	—	49

EBITDA	(4,747)	1,643	1,433	2,041	1,485
Impairment of goodwill	423 (a)	—	—	—	—
Abandoned acquisition costs	—	525 (b)	—	—	—
Changes to contractual allowance reserve estimates	—	—	3,000 (c)	—	1,537 (d)

Adjusted EBITDA	$(4,323)	$2,168	$4,433	$2,041	$3,022

(a)	At December 31, 2001, the remaining amount of goodwill recorded related to the 1999 acquisition of NPPA of America, Inc. was determined to be impaired and was written off.
(b)	During 2002, the company incurred significant costs in pursuit of various business acquisitions that were ultimately not completed. Those costs would have been capitalized had the acquisitions been completed. As a result, these costs were expensed in the consolidated statement of operations.
(c)	Net revenues for the fourth quarter of 2003 reflect a change in estimate for contractual allowances of $3.0 million related to prior year accounts receivable that were deemed to be uncollectible ($2.6 million for the residential provider services segment and $0.4 million for the home health and hospice services segment).
(d)	Net revenues for the second quarter 2004 reflect a change in estimate for contractual allowances of $1.5 million related to prior year accounts receivable that were deemed to be uncollectible ($1.2 million for the residential provider services segment and $0.3 million for the home health and hospice services segment).
(3)	In the “Adjusted” column, we have adjusted the consolidated balance sheet data as of June 30, 2004 to give effect to our receipt of the estimated net proceeds of $ million from the sale of shares of common stock at a public offering price of $ per share, after deducting the underwriting discounts and estimated offering costs payable by us. See “Use of Proceeds” and “Capitalization.”

RISK FACTORS

Investing in our common stock involves significant risks. You should carefully consider the risks described below with all the other information included in this prospectus before deciding whether to invest in our common stock. If any of these risks actually occur, our business, results of operations or financial condition would likely suffer. In such an event, the market price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business.

Risks Related to Our Industry

If there are changes in the rates or methods of government payments for our services, our net revenues and profits could materially decline.

We are highly dependent on payments from the Medicare and Medicaid programs. Approximately 92%, 94%, 94% and 94% of our net revenues for the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2004, respectively, consisted of payments from the Medicare and Medicaid programs. Because we receive fixed payments for our services, we are at risk for the cost of services provided to our patients. Reductions in amounts paid by government programs for our services or changes in methods or regulations governing payments could cause our net revenues and profits to materially decline.

We operate in an industry that is subject to extensive federal, state and local regulation, and changes in law and regulatory interpretations could reduce our net revenues and profitability.

The healthcare industry is subject to extensive federal, state and local laws and regulations relating to, among other matters:

•	payment for services;

•	conduct of operations, including prohibitions on fraud and abuse, kickbacks, physician self-referrals and submission of false claims;

•	requirements relating to the use, disclosure, transmission and storage of patient health information; and

•	facility and professional licensure, including certificates of need, surveys, certification and recertification requirements and corporate practice of medicine prohibitions.

In recent years, Congress and some state legislatures have introduced an increasing number of proposals to make significant changes in the healthcare system. Changes in laws, regulations and regulatory interpretations could reduce our net revenues and profitability.

Recently, there have been heightened and coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry. There has also been an increase in the filing of actions by private individuals on behalf of the federal government against healthcare companies alleging the filing of false or fraudulent Medicare or Medicaid claims. This heightened enforcement activity increases our potential exposure to damaging lawsuits, investigations and other enforcement actions. Any such action could distract our management and adversely affect our business reputation and profitability.

In the future, different interpretations or enforcement of laws and regulations governing the healthcare industry could subject our current business practices to allegations of impropriety or illegality or could require us to make changes in our programs, personnel, services, equipment and capital expenditure programs, increase our operating expenses and distract our management. If we fail to comply with these extensive laws and regulations, we could become ineligible to receive government program payments, be required to make repayment of certain payments, suffer civil and criminal penalties or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources responding to an investigation or other enforcement action under these laws or regulations.

If we do not comply with payor coding and billing rules, we may be subject to actions for false claims or contractual liabilities that could have a material adverse effect on our business, financial condition and results of operations.

In billing third-party payors for our services, we must follow complex documentation, coding and billing rules. These rules are based on federal and state laws and regulations, various government pronouncements, industry practice and contractual provisions. While we regularly review our documentation, coding and billing practices as part of our compliance program, the rules are subject to interpretation and we cannot assure you that governmental investigators, private insurers or private whistleblowers will not challenge our practices. Such a challenge or failure to follow these rules could result in civil liability under contracts with private payors, and criminal or civil liability under the federal False Claims Act and various federal and state criminal statutes, including significant financial penalties, loss of licenses and exclusion from the Medicare and Medicaid programs, which could have a material adverse effect on our business, financial condition and results of operations.

State law limitations and prohibitions on the corporate practice of medicine may materially harm our business and limit how we can operate.

State governmental authorities regulate the medical industry and medical practices extensively. Many states have corporate practice of medicine laws which prohibit us from:

•	employing physicians;

•	practicing medicine;

•	having certain types of fee arrangements with physicians;

•	setting charges for physician services;

•	maintaining a physician’s patient records; or

•	controlling the content of physician advertisements.

In addition, many states impose limits on the tasks a physician may delegate to other staff members. We have practice management agreements with physicians’ professional corporations in states that prohibit the corporate practice of medicine. Corporate practice of medicine laws and their interpretation vary from state to state, and regulatory authorities enforce them with broad discretion. If we are in violation of these laws, we could be required to restructure our agreements which could materially harm our business and limit how we operate.

We cannot assure you that a professional corporation will not seek to terminate an agreement with us on the basis that it violates the applicable state laws prohibiting the corporate practice of medicine or any other basis, nor can we assure you that governmental authorities in those states will not seek termination of these arrangements on the same basis. If any state governmental authority or professional corporation with which we have a practice management agreement were to succeed in such a termination, our business could be materially harmed.

Currently, corporate practice of medicine laws in substantially all states where we operate do not prohibit or limit our employment and use of NPPs. If the laws were changed to cover NPPs, we could be required to restructure our arrangements which could materially harm our business and limit how we would operate.

Professional and general liability claims may have an adverse effect on our reputation, our ability to obtain patient referrals or our ability to expand our business.

In recent years, participants in the healthcare industry have become subject to an increasing number of lawsuits, including allegations of medical malpractice. The long-term care industry has become increasingly subject to claims and we may be subject to these types of lawsuits. Many of these lawsuits involve large claims and substantial defense costs. While we maintain professional and general liability insurance, some risks and liabilities, including claims for punitive damages, are not covered by insurance. In addition, we cannot assure you that our coverage will be adequate to cover any resulting losses. While we have been able to obtain liability insurance in the past, insurance can be expensive and may not be available in the future on terms acceptable to us, or at all. Claims, regardless of their merit or eventual outcome, may also adversely affect our reputation, our ability to obtain patient referrals or our ability to expand our business, and divert management resources from the operation of our business.

If we fail to comply with the federal anti-kickback statute, we could be subject to criminal and civil penalties, loss of licenses and exclusion from the Medicare and Medicaid programs, which could have a material adverse effect on our business, financial condition and results of operations.

A provision of the Social Security Act, commonly referred to as the federal anti-kickback statute, prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of items or services payable by the Medicare and Medicaid programs or any other federally funded healthcare program. The federal anti-kickback statute is very broad in scope, and many of its provisions have not been uniformly or definitively interpreted by courts or regulations.

In the operation of our business, we pay various healthcare providers or other referral sources for items or services they provide to us, and healthcare providers or other referral sources pay us for items or services we provide to them. In addition, we have non-financial relationships with referral sources. All of our financial relationships with healthcare providers and other referral sources, and with referral recipients (such as service agreements, equipment leases, space leases, etc.) potentially implicate the federal anti-kickback law to the extent Medicare or Medicaid pays for the item or service that is referred by or to these parties, and some of our non-financial relationships may implicate the federal anti-kickback law. In addition, most of the states in which we operate also have adopted laws similar to the federal anti-kickback law, although some of them are broader and apply regardless of the source of payment for the item or service provided.

Violations of the federal anti-kickback law and similar state laws may result in significant fines, imprisonment and exclusion from the Medicare and Medicaid programs. Such fines and exclusion could have a material adverse effect on our business, financial condition and results of operations. While we believe that our arrangements with healthcare providers and other referral sources and recipients fall within applicable safe harbors or otherwise do not violate the law, there can be no assurance that federal or state regulatory authorities will not challenge these arrangements under anti-kickback laws.

If we fail to comply with the provision of the Civil Monetary Penalties Law relating to inducements provided to patients, we could be subject to civil penalties and exclusions from the Medicare and Medicaid programs, which could have a material adverse effect on our business, financial condition and results of operations.

Under a provision of the federal Civil Monetary Penalties Law, civil monetary penalties (and exclusion from participation in the Medicare and Medicaid programs) may be imposed on any person who offers or transfers remuneration to any patient who is a Medicare or Medicaid beneficiary, when the person knows or should know that the remuneration is likely to induce the patient to receive medical services from a particular provider. The broad provision applies to many kinds of inducements or benefits provided to patients, including complementary items, services or transportation that are of more than a nominal value. We cannot provide assurances that government authorities will not impose civil monetary penalties and exclude us from participation in the Medicare and Medicaid programs for past or present practices. Such fines and exclusions could have a material adverse effect on our business, financial condition and results of operations.

Our net revenues and profitability may be constrained by cost containment initiatives undertaken by insurers and managed care companies.

Initiatives undertaken by insurers and managed care companies to contain healthcare costs affect the profitability of our services. These payors attempt to control healthcare costs by contracting with healthcare providers to obtain services on a discounted basis. We believe that this trend may continue and may limit payments for healthcare services, including those provided by both physicians and NPPs. In addition, future changes in Medicare related to Medicare HMO programs could result in managed care companies becoming financially responsible for providing medical care. As a result, managed care companies would be responsible for payments to us out of their Medicare payments, and a greater percentage of our net revenues could come from managed care companies. As managed care companies attempt to control medical care costs, they could reduce payments to us for our patient services. These developments could negatively impact our net revenues and profitability.

If a federal or state agency asserts a different position or enacts new laws or regulations regarding illegal payments under the Medicare, Medicaid or other governmental programs, we may be subject to civil and criminal penalties, experience a significant increase in operating expenses or a reduction in revenue, or be excluded from participation in the Medicare, Medicaid or other governmental programs.

Any change in interpretation or enforcement of existing or new laws and regulations regarding illegal payments under the Medicare, Medicaid or other governmental programs could subject our current business practices to allegations of impropriety or illegality, or could require us to make changes in our personnel, services, pricing, equipment or capital expenditure programs, which could increase our operating expenses, decrease our revenue and have a material adverse effect on our business, financial condition and results of operations. In addition, changes in interpretation or enforcement of existing or new laws could cause us to be excluded from participation in the Medicare, Medicaid and other governmental programs.

Additional new federal or state laws may be enacted that could cause our relationships with our NPPs and physicians to become illegal or otherwise result in the imposition of penalties against us. If new federal or state laws were enacted rendering our business arrangements with our NPPs and physicians illegal, our business, financial condition and results of operations would be adversely affected.

If we fail to comply with physician self-referral laws as they are currently interpreted or may be interpreted in the future, or if other legislative restrictions are issued, we could incur a significant loss of reimbursement revenue and be subject to significant monetary penalties, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to federal and state laws and regulations that limit the circumstances under which physicians who have a financial relationship with us may refer patients to us for the provision of certain services (including clinical laboratory services, home health services, physical therapy services, occupational therapy services, and certain diagnostic services). These laws and regulations also prohibit our billing for services provided in violation of the laws and regulations.

We have financial relationships with physicians in the form of compensation arrangements for services rendered. In addition, we have financial relationships with physicians to the extent they own a beneficial interest in our common stock or hold convertible subordinated notes. While we believe our compensation arrangements with physicians are in material compliance with applicable laws and regulations, government authorities might take a contrary position or prohibited referrals may occur. Further, because we cannot be certain that we will have knowledge of all physicians who may own a beneficial interest in our common stock, we also cannot be certain that referrals from any such physicians will not cause us to violate these laws and regulations.

Violation of these laws and regulations may result in prohibition of payment for services rendered, significant fines and penalties, and exclusion from the Medicare and Medicaid programs, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, expansion of our operations to new jurisdictions, new interpretations of laws in our existing jurisdictions or new physician self-referral laws, could require structural and organizational modifications of our relationships with physicians to comply with those jurisdictions’ laws. Such structural and organizational modifications could result in lower profitability and failure to achieve our growth objectives.

Medical reviews and audits by governmental and private payors could result in material payment recoupments and payment denials, which could have a material adverse effect on our business, financial condition and results of operations.

Medicare fiscal intermediaries and other payors periodically conduct pre-payment or post-payment medical reviews or other audits of our reimbursement claims. In order to conduct these reviews, the payor requests documentation from us and then reviews that documentation to determine compliance with applicable rules and regulations, including rules and regulations relating to eligibility of patients to receive such care, coverage of such care for payment, the appropriateness of the care provided to those patients, and documentation of the care provided. Medical reviews or similar audits of our reimbursement claims by federal or state agencies or commercial payors could result in material recoupments or denials of payments, which could have a material adverse effect on our business, financial condition and results of operations.

Our compliance with HIPAA will require additional systems conversions and expense.

There are numerous federal and state regulations addressing patient information privacy and security concerns. In particular, the federal regulations issued under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, contain provisions that:

•	protect individual privacy by limiting the uses and disclosures of patient information;

•	require the implementation of security safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form; and

•	prescribe specific transaction formats and data code sets for certain electronic transactions.

Compliance with these regulations is costly and requires our management to spend substantial time and resources. We are unable to estimate the total financial impact of our continuing compliance with HIPAA requirements or of any future changes in these requirements. HIPAA exposes us to significant regulatory risk if we fail to comply, including civil and criminal penalties.

Risks Related to Our Business

We have a history of operating losses and we cannot assure you that we will maintain profitability.

We had net losses of $6.2 million for the year ended December 31, 2001, $0.9 million for the year ended December 31, 2003 and $0.2 million for the six months ended June 30, 2004. Although we were profitable in 2002, we had an accumulated deficit of $17.1 million at June 30, 2004. We cannot assure you that we will be able to maintain or increase profitability in the future on a quarterly or annual basis.

Our reimbursements for services may be delayed which may adversely impact our working capital or financial performance.

Our business has been and may continue to be affected by delays in reimbursement from the date on which we provide services to the date on which we receive initial payment for these services. In the fourth quarter of 2003, the Centers for Medicare & Medicaid Services, or CMS, implemented a new system for processing requests for provider numbers that are required to bill and collect from the Medicare program. Problems in implementing this system have caused and continue to cause significant delays in the issuance of new provider numbers. This has extended and may continue to extend the collection period for new providers which has adversely impacted our working capital.

If we have systems or other issues with Medicare or Medicaid, that may result in an even longer payment cycle. This timing delay may cause working capital shortages from time to time. We cannot assure you that trends in the industry will not further extend the collection period and adversely impact our working capital or that our working capital management procedures will successfully minimize this risk.

Our growth has placed a significant strain on our information systems and financial and business offices and the failure of those systems or resources to meet the demands of our growth could have a material adverse effect on our business, financial condition and results of operations.

Our business has expanded rapidly, and we expect to continue to expand as we pursue our growth strategy. This expansion has placed, and any future expansion will continue to place, a significant strain on our information systems, business processes and our financial and business offices. To manage growth effectively, we must continue to enhance our information technology infrastructure and the personnel, systems and structure of our financial and business offices. We are currently investing in systems to automate the collection and storage of field derived data for billing purposes, which may prove difficult, costly and time-consuming. Our failure to expand operational and financial systems and our financial and business offices in a timely manner could inhibit our ability to bill and collect payment for services efficiently, which could have a material adverse effect on our business, financial condition and results of operations.

Our growth strategy to add facility-based and housecall programs in new and existing markets may not be successful, which could have a material adverse effect on our business, financial condition and results of operations.

Significant elements of our growth strategy include expansion of our business by adding new facility-based and housecall programs in new and existing markets. We cannot assure you that we will be able to:

•	develop effective sales and marketing programs in our markets;

•	maintain or expand our referral relationships;

•	identify new markets that meet our criteria or add new programs within our existing markets;

•	hire and retain qualified physicians, NPPs and skilled staff to support new locations;

•	ensure new NPPs become Medicare and Medicaid certified in a timely manner;

•	manage a large and geographically diverse group of field personnel;

•	generate sufficient patient visits in new markets to operate profitably; or

•	compete effectively with traditional physician practices and other residential healthcare services providers.

Our failure to accomplish any aspect of our growth strategy could have a material adverse effect on our business, financial condition and results of operations.

If we fail to cultivate new or maintain established relationships with referral sources, our net revenues may decline.

Our success is substantially dependent on referrals from physicians, nursing homes, assisted living facilities, hospitals, managed care companies, insurance companies and other patient referral sources in the communities that we serve. Because we and many of our referral sources are dependent upon Medicare, we are restricted in our ability to engage in business practices that are commonplace among referring businesses in other industries, such as referral fees, bonuses and long-term exclusive contracts.

Our growth and profitability depend significantly on our ability to establish and maintain close working relationships with patient referral sources. We cannot assure you that we will be able to maintain our existing referral source relationships or that we will be able to develop and maintain new relationships in existing or new markets. Our loss of existing relationships or our failure to develop new relationships could result in a decline in our net revenues and adversely affect our ability to expand our operations and operate profitably.

Our loss of key management personnel could adversely affect our future operating results.

Our future success depends, in significant part, upon the continued service of our executive officers, particularly Michael R. Barr, our Chairman, President and Chief Executive Officer, Frank W. Anastasio, our Chief Operating Officer, and Norman J. Pfaadt, our Chief Financial Officer. The loss of the services of one or more of these individuals or other key senior management personnel could adversely affect our future operating results.

If we are unable to attract qualified healthcare professionals at reasonable costs, it could limit our ability to grow and negatively impact our profitability.

Competition for skilled employees is intense, and the process of locating and recruiting skilled employees with the combination of qualifications and attributes required to effectively care for elderly patients in a residential setting can be difficult and lengthy. In addition, there is currently a nationwide shortage of qualified nurses, which could increase the wages and benefits necessary to recruit and retain NPPs. Because we operate in a fixed reimbursement environment, increases in the wages and benefits that we must provide to recruit and retain qualified NPPs could negatively impact our profitability. We cannot assure you that we will be successful in attracting, retaining or training physicians, NPPs, and personnel for nursing, management, marketing, operations, and other functions. Our business could be disrupted and our growth and profitability negatively impacted if we are unable to attract and retain skilled employees.

If our costs were to increase more rapidly than the fixed payment adjustments we receive for our services from the Medicare and Medicaid programs, our profitability would be negatively impacted.

We receive fixed payments for our services based on the level of care we provide to patients. Accordingly, our profitability is largely dependent on our ability to manage the costs of providing these services. The Medicare and Medicaid programs currently provide for an annual adjustment of the various provider payment rates; however, the increases have historically been less than actual inflation. If this adjustment were eliminated or reduced, or if our costs of providing services, over one-half of which consist of labor costs, increased more than the annual adjustment, our profitability could be negatively impacted.

The mobility of our practitioners who deliver services in residential settings may expose us to increased risk under the HIPAA privacy regulations and state privacy laws.

Because our practitioners treat patients in residential settings, they must transport medical records and related patient information. If our practitioners fail to appropriately safeguard this information, we may incur penalties under the HIPAA privacy regulations and applicable state privacy laws. We believe we are in material compliance with these regulations and laws, but we cannot assure you that government enforcement agencies would agree with our assessment.

We may be required to seek additional financing to meet our future capital needs, which we may not be able to secure on favorable terms, or at all.

Continued expansion of our business may require additional capital. In the future, it is possible that we will be required to raise additional funds through public or private financings, collaborative relationships or other arrangements. We cannot assure you that this additional funding, if needed, will be available on terms attractive to us, if at all. Furthermore, any additional equity financing may be dilutive to stockholders and debt financing, if available, may involve restrictive covenants that could affect our ability to pay dividends or raise additional capital. Our failure to raise capital when needed could harm our competitive position, business, financial condition and results of operations.

The market for our services is highly competitive.

The provision of healthcare services such as ours is a highly competitive business in each market in which we operate. Our programs face competition from office-based physicians, other residential healthcare providers, home health providers, hospice providers and hospitals. Some of our competitors have longer operating histories and significantly greater financial and other resources than we do. Competitors with greater access to financial resources may enter our markets and compete with us. We may encounter increased competition in the future that could negatively impact patient referrals to us, limit our ability to maintain or increase our market position and adversely affect our business, financial condition and results of operations.

Our results of operations could be adversely affected by changes in our estimates of contractual allowances.

Our results of operations have been adversely affected by changes in estimates relating to our contractual allowances. The process of estimating the ultimate collectibility of accounts receivable requires management to make estimates and assumptions that affect the reported amounts of receivables and revenues. Actual results could differ from the estimates. Failure to make accurate estimates could have a material adverse effect on our results of operations.

Our quarterly operating results may fluctuate significantly and may cause our stock price to decline.

Our quarterly operating results may vary significantly in the future depending on many factors that may include, but are not limited to, the following:

•	our ability to recruit and train new NPPs in new or existing local markets;

•	the overall patient demand for our healthcare services;

•	increased competition in our local markets;

•	the relative proportion of revenues we derive from various services;

•	changes in our operating expenses;

•	changes in our business strategy; and

•	economic and political conditions, including fluctuations in interest rates and tax increases.

As a result, our stock price may fluctuate and you may not be able to resell your shares at or above the price you paid for them.

A significant number of our programs are concentrated in certain states, particularly Florida, Texas and Tennessee, which makes us particularly sensitive to regulatory, economic and other conditions in those states.

During the six months ended June 30, 2004, Florida, Tennessee and Texas accounted for approximately 32%, 18% and 13% of our net revenues, respectively. If our programs in these states are adversely affected by changes in regulatory, economic and other conditions, our revenue and profitability may decline.

We may not be able to identify suitable acquisition or strategic partner candidates, complete future transactions or integrate new businesses successfully.

We intend to grow in part through the acquisition of additional businesses, joint ventures and other strategic relationships. There can be no assurance that we will be able to identify attractive opportunities for acquisitions, joint ventures or other strategic relationships, acquire or manage profitably additional businesses or to integrate any new businesses into the company without substantial costs, delays or other operational or financial problems. Further, transactions involve a number of risks, including possible adverse effects on our operating results, diversion of management’s attention, failure to retain key personnel of the acquired business and risks associated with unanticipated events or liabilities, some or all of which could have a material adverse effect on our business, financial condition and results of operations.

Should we be unable to integrate successfully any new business, we could be required either to dispose of the operation or undertake unanticipated changes to the operation. In either event, our business could be materially adversely affected. In addition, future transactions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. Future transactions may also require us to obtain additional debt or equity financing, which may not be available on favorable terms or at all.

Risks Related to this Offering

You will experience immediate and substantial dilution.

The price you pay for shares of our common stock sold in this offering is substantially higher than the per share value of our net assets, after giving effect to this offering. Assuming an initial public offering price for our common stock of $             per share (the midpoint of the initial public offering price range indicated on the cover of this prospectus), you will incur immediate dilution in net tangible book value per share of $            . Additionally, new investors in this offering will have contributed             % of our total equity as of                     , 2004, but will own only             % of our outstanding shares upon completion of this offering. As of June 30, 2004, we had outstanding options to purchase 10,238,943 shares of our common stock at a weighted average exercise price of $0.28 per share. As of June 30, 2004, we had outstanding warrants to purchase 24,161,214 shares of our common stock at a weighted average exercise price of $0.00027 per share. To the extent these options and warrants are exercised, you will suffer additional dilution.

Management may invest or spend the proceeds of this offering in ways with which you may not agree and in ways that may not yield a return.

We intend to use the net proceeds from this offering to redeem all 107,020 shares outstanding of our Series A preferred stock and all 43,520 shares outstanding of our Series B preferred stock and accrued and unpaid dividends for an aggregate of approximately $             million, to repay approximately $         million of indebtedness, and the balance for general corporate purposes, including working capital, systems and support, sales and marketing and potential acquisitions. After the redemption of our Series A and Series B preferred stock and the repayment of indebtedness, only $             million of the net proceeds will be available for our operations or to further our business or growth strategies. Management will retain broad discretion over the use of these proceeds. There are a number of factors that will influence our use of the net proceeds from this offering, and these uses may vary substantially from our current plans. Stockholders may not deem the uses desirable, and our use of the proceeds may not yield a significant return or any return at all.

Our stock price may fluctuate after this offering. As a result, you may not be able to resell your shares at or above the price you paid for them.

Prior to this offering, there has been no public market for shares of our common stock. An active market may not develop following completion of this offering or, if developed, may not be maintained. We will negotiate the initial public offering price with the underwriters. The initial public offering price may not be indicative of the price at which our common stock will trade following completion of this offering. Healthcare provider companies have been especially subject to sharp declines and volatility in market price. The market price of our common stock may also be influenced by many factors, some of which are beyond our control, including:

•	our actual financial results differing from guidance provided by management or from results expected by securities analysts;

•	changes in earnings estimates or recommendations by securities analysts;

•	future announcements concerning us or our competitors, including the announcement of acquisitions;

•	changes in government regulations or in the status of our regulatory approvals or licensure;

•	public perceptions of risks associated with our services or operations; and

•	general market conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors.

As a result, you may not be able to resell your shares at or above the price you paid for them.

Future sales of our common stock may depress our stock price.

After this offering, we will have              shares of common stock outstanding. Sales of a substantial number of shares of common stock in the public market following this offering, or the perception that these sales could occur, could substantially decrease the market price of our common stock. All the shares sold in this offering will be freely tradable. Substantially all of the remaining shares of our common stock are available for resale in the public market, subject to the restrictions on sale or transfer during the 180-day lockup period after the date of this prospectus that is described in “Shares Eligible for Future Sale.” Certain of our existing stockholders are parties to agreements that provides for registration rights. Registration of the sale of these shares of our common stock would permit their sale into the market immediately. As restrictions on resale end or upon registration of any of these shares for resale, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting, reporting and other expenses that we did not incur as a private company. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and Nasdaq. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, we may experience more difficulty attracting and retaining qualified individuals to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur as a result of these requirements or the timing of such costs.

The concentration of ownership of our common stock will limit your ability to influence corporate actions.

Immediately following this offering, our executive officers, directors and their affiliates will together own approximately             % of our outstanding common stock. As a result, those stockholders, if they act together, could influence the outcome of the vote on any matter requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. The concentration of ownership of our common stock will limit your ability to influence corporate actions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may negatively affect the market price of our common stock.

Our interests may conflict with those of Bruckmann, Rosser, Sherrill & Co. II, L.P. with respect to our past and ongoing business relationships, and because of their significant stock ownership, we may not be able to resolve these conflicts on terms commensurate with those possible in an arms-length transaction.

After the offering, Bruckmann, Rosser, Sherrill & Co. II, L.P., or BRS, and its affiliates will own securities representing approximately     % of the voting power of our outstanding common stock. Our interests may conflict with those of BRS and its affiliates in a number of areas relating to our past and ongoing relationships, including:

•	the timing and manner of any sales or distributions by BRS of all or any portion of its ownership interest in us;

•	business opportunities that may be presented to BRS and its affiliates and to our directors associated with BRS and its affiliates;

•	competition between BRS and its affiliates and us within the same lines of business; and

•	our dividend policy.

We may not be able to resolve any potential conflicts with BRS and its affiliates, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

Delaware law and certain anti-takeover provisions of our corporate documents could delay or prevent a third party from acquiring us or a change in control even if it would benefit our stockholders.

Our seventh amended and restated certificate of incorporation and bylaws contain a number of provisions that may delay, deter or inhibit a future acquisition or change in control that is not first approved by our board of directors. This could occur even if our stockholders receive an attractive offer for their shares or if a substantial number or even a majority of our stockholders believe the takeover may be in their best interest. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain approval from our board of directors prior to pursuing a transaction.

Our certificate of incorporation and bylaws contain certain other provisions that may discourage, delay or prevent a change in control that our stockholders may consider favorable. Our certificate of incorporation and bylaws:

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•	establish advance notice requirements for nominating directors and proposing matters to be voted on by stockholders at stockholder meetings; and

•	provide that directors may be removed by stockholders only for cause.

Any or all of these provisions may discourage or prevent a change of control that might offer our stockholders a premium over prevailing market prices, or otherwise benefit our stockholders, even if such a change of control is favored by a majority of stockholders.

We do not intend to pay dividends in the foreseeable future.

We do not currently pay any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain future earnings to fund our growth. Accordingly, you will not receive a return on your investment in our common stock through the payment of cash dividends in the foreseeable future, and you may not realize a return on your investment even if you sell your shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements. These statements may relate to, but are not limited to, expectations of future operating results or financial performance, capital expenditures, introduction of new services, regulatory compliance, plans for growth, and future operations, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue,” or the negative of these terms, or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

Forward-looking statements are estimates and projections reflecting our best judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our services, our ability to enter new markets, the cost, timing and success of new services we may elect to provide, Medicare and Medicaid reimbursement levels, the timing and cost of expected capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate.

We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties and actual results may differ materially from those discussed as a result of various factors, including those factors described in the “Risk Factors” section of this prospectus. The risks and uncertainties include:

•	our ability to effectively manage our growth;

•	changes in the rates or methods of government payments for our services;

•	changes in law and regulatory interpretations;

•	our ability to attract qualified healthcare professionals at reasonable costs;

•	our ability to add facility-based and housecall programs in new and existing markets;

•	our ability to cultivate new or maintain existing relationships with referral sources; and

•	our ability to enhance our information systems and financial and business offices.

Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the Securities and Exchange Commission, we are under no obligation to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this prospectus could harm our business, prospects, operating results, and financial condition. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results or performance.

USE OF PROCEEDS

The net proceeds from the sale of the              shares of common stock offered by us will be approximately $              million, based on an estimated initial public offering price of $              per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate we will receive approximately $              million in net proceeds from this offering.

We expect to use the net proceeds of this offering:

•	to redeem all of our Series A and Series B preferred stock and accrued and unpaid dividends for approximately $ million;

•	to repay approximately $ million of our senior secured credit facility;

•	to repay all of our convertible subordinated notes and accrued interest for approximately $ million; and

•	for general corporate purposes.

We expect to use a portion of the net proceeds from this offering to repay all outstanding indebtedness under our senior secured credit facility with Healthcare Business Credit Corporation, or HBCC. There is currently $             million outstanding under this credit facility, including $             million under a revolving line of credit and $             million under a term loan. The revolving line of credit and term loan bear interest at a rate of LIBOR plus 5.0% and 9.0% per annum, respectively. The HBCC revolving line of credit matures in April 2007 and the HBCC term loan matures in December 2008.

We expect to use $             million of the net proceeds to repay all principal and accrued interest related to our 10% convertible subordinated notes due 2006, 12% convertible subordinated notes due 2008, and our 20% convertible senior subordinated notes due 2007. The 10% notes mature at the earlier of September 2006 or five business days after demand of payment by BRS. The 12% notes mature at the earlier of March 2008 or five business days after demand of payment by BRS. The 20% notes mature at the earlier of September 2007 or five business days after demand of payment by BRS. The proceeds from the 20% notes were used to complete the buy-out of the minority interest of our joint venture partner in a home health agency in Naples, Florida, repay the loan to us from Michael R. Barr (our Chief Executive Officer) made on April 27, 2004 and pay costs associated with preparing for this offering.

The remaining net proceeds will be used for general corporate purposes, including working capital, systems and support, sales and marketing and potential acquisitions of or investments in complementary businesses. The amounts that we actually expend on these matters may vary significantly and will depend on a number of factors, including our future net revenues, expenses, the amount of cash we generate from operations and the other factors described under “Risk Factors.” As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment grade and interest bearing securities.

DIVIDEND POLICY

Since our incorporation, we have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including earnings, capital requirements, financial conditions, prospects and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2004 (a) on an actual basis and (b) as adjusted to give effect to the sale by us of              shares of common stock in this offering based on an estimated public offering price of $              per share and the application of these proceeds as set forth under the caption “Use of Proceeds.”

You should read this table together with the sections of this prospectus entitled “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2004
	Actual	As Adjusted
	(in thousands)
	(unaudited)
Cash and cash equivalents	$3,888

Total debt, including current portion:
Senior secured credit facility, including current portion	15,312
10% convertible subordinated notes due 2006	2,500
12% convertible subordinated notes due 2008	4,980
20% convertible subordinated notes due 2007	5,000
Other debt	3,843

Total debt, including current portion	31,635

Redeemable preferred stock, $0.001 par value:
Series A preferred stock: 150,000 shares authorized; 107,020 shares issued and outstanding actual; no shares issued and outstanding as adjusted	9,726
Series B preferred stock: 50,000 shares authorized; 43,520 issued and outstanding actual; no shares issued and outstanding as adjusted	3,918

Total redeemable preferred stock	13,644

Stockholders’ equity (deficit)

Common stock, $0.00001 par value: 165,000,000 shares authorized; 119,050,485 shares issued and outstanding actual; shares issued and outstanding as adjusted	—
Additional paid-in capital	—
Accumulated deficit	(17,087)

Total stockholders’ equity (deficit)	(17,087)

Total capitalization	$28,192

The outstanding share information in the table above is based on the number of shares of our common stock outstanding as of June 30, 2004. This table:

•	excludes 10,238,943 shares issuable upon exercise of outstanding options at a weighted average exercise price of approximately $0.28 per share;

•	excludes 24,161,214 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of approximately $0.00027 per share; and

•	excludes 659,709 additional shares reserved for future issuance under our Amended and Restated 1999 Employee Stock Option Plan as of June 30, 2004.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock after this offering.

The net tangible book value of our common stock as of June 30, 2004 was a deficit of approximately $24.2 million or $             per share. Net tangible book value per share represents our total tangible assets less total liabilities and redeemable preferred stock, divided by the number of shares of common stock outstanding.

Giving effect to the sale by us of              shares of our common stock in this offering and the application of the estimated net proceeds therefrom, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2004 would have been $             million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value (deficit) per share as of June 30, 2004	$
Increase in net tangible book value per share attributable to this offering

Adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

The following table sets forth, on an as adjusted basis, as of June 30, 2004, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions and estimated expenses at an assumed initial public offering price of $            .

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	11,955,309		$	%	$
New investors				%	$

Total		100%	$	%

If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately     % of the total number of shares of our common stock outstanding after the offering, and the number of shares held by new investors will be increased to             , or approximately     % of the total number of shares of our common stock outstanding after this offering.

The outstanding share information in the table above is based on the number of shares of our common stock outstanding as of June 30, 2004. This table:

•	excludes 10,238,943 shares issuable upon exercise of outstanding options at a weighted average exercise price of approximately $0.28 per share;

•	excludes 24,161,214 shares issuable upon exercise of outstanding warrants a weighted average exercise price of approximately $0.00027 per share; and

•	excludes 659,709 additional shares reserved for future issuance under our Amended and Restated 1999 Employee Stock Option Plan as of June 30, 2004.

SELECTED FINANCIAL DATA

The following table sets forth our selected financial data and other operating information. The selected consolidated financial data as of and for each of the three years in the period ended December 31, 2003, have been derived from consolidated financial statements that have been audited by Ernst & Young LLP, an independent registered public accounting firm. The financial data for the year ended December 31, 2000 is derived from our consolidated financial statements which have been audited by Arthur Anderson LLP, which ceased practicing before the SEC on August 31, 2002, and do not appear elsewhere in this prospectus. The financial data for the year ended December 31, 1999 has not been audited and does not appear elsewhere in this prospectus. The selected consolidated financial data as of and for the six-month periods ended June 30, 2003 and 2004 have been derived from our unaudited financial statements. In our opinion, the unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of that information. When you read this selected financial data, it is important that you also read the historical consolidated financial statements and related notes included in this prospectus, as well as the section of this prospectus related to “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Historical results are not necessarily indicative of future results.

	Years Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except per share and segment data)
Statement of Operations Data:
Net revenues	$1,740	$5,667	$15,590	$35,038	$53,102	$25,355	$32,782
Costs and expenses:
Salaries, wages and benefits	3,586	6,994	15,282	25,547	40,382	18,255	24,460
Other operating expenses	1,000	3,106	4,426	6,973	10,105	4,488	5,961
Bad debt expense	83	283	628	875	1,182	571	876
Depreciation and amortization	170	300	375	391	842	305	583
Interest expense, net	82	357	354	1,172	1,523	745	1,101

	4,921	11,040	21,065	34,958	54,034	24,364	32,981

Income (loss) from continuing operations before income taxes	(3,181)	(5,373)	(5,475)	80	(932)	991	(199)

Income tax expense (benefit)	—	—	—	(7)	12	—	49

Income (loss) from continuing operations(1)	$(3,181)	$(5,373)	$(5,475)	$87	$(944)	$991	$(248)

Income (loss) from continuing operations per common share:
Basic	$(0.42)	$(0.71)	$(0.82)	$(0.10)	$(0.02)	$0.01	$(0.01)

Diluted	$(0.02)	$(0.04)	$(0.04)	$(0.01)	$(0.01)	$0.00	$0.00

Weighted average shares used in calculation:
Basic	7,560	7,616	7,622	8,499	89,060	61,007	118,809

Diluted	150,036	150,484	150,098	150,949	152,746	152,735	152,877

Other Financial Data:
Adjusted EBITDA(2)	$(2,929)	$(4,716)	$(4,323)	$2,168	$4,433	$2,041	$3,022

Segment Data:

Residential Provider Services:
Net revenues (in thousands)	$1,740	$5,667	$15,590	$29,735	$39,058	$18,443	$24,716
Provider full-time equivalents	41	90	142	205	269	238	292
Patient visits (in thousands)	42	158	287	485	621	287	368
Average revenue per visit	$40.94	$35.96	$54.23	$61.29	$62.86	$64.33	$67.15

Home Health and Hospice Services:
Net revenues (in thousands)	$—	$—	$—	$5,303	$14,044	$6,912	$8,066
Home health offices	—	—	—	4	6	5	7
Patient days (in thousands)	—	—	—	91	242	114	145
Average revenue per patient day	$—	$—	$—	$57.97	$58.03	$60.58	$55.75

	As of December 31,					As of June 30, 2004
	1999	2000	2001	2002	2003
Balance Sheet Data:		(in thousands)
Cash and cash equivalents	$562	$439	$436	$398	$1,273	$3,888
Total assets	3,005	4,691	7,449	17,782	26,640	34,880
Total long-term debt, including current debt	3,462	1,103	6,728	14,568	22,625	31,635
Redeemable preferred stock	—	7,939	11,239	12,148	13,130	13,644
Stockholders’ deficit	(1,096)	(5,497)	(12,459)	(13,225)	(15,150)	(17,087)

(1)	As discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions,” our results reflect the impact of acquisitions completed in the years ended December 31, 1999 and 2002 and the six months ended June 30, 2004.

(2)	EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures. EBITDA is defined as net income (loss) plus (a) interest expense, net (b) income taxes and (c) depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus (a) impairment of goodwill, (b) abandoned acquisition costs and (c) certain changes to contractual allowance reserve estimates. EBITDA for the years ended December 31, 2001 and 2002 also reflects an adjustment to add discontinued operations to net income (loss). We use EBITDA and Adjusted EBITDA, in addition to net income, income (loss) from continuing operations and net cash provided by (used in) operating activities, to assess our performance and believe it is important for investors to be able to evaluate us using the same measures used by management. We believe these measures are important indicators of our operational strength and the performance of our business because they provide a link between profitability and operating cash flow. We also believe that analysts and investors use EBITDA and Adjusted EBITDA as supplemental measures to evaluate a company’s overall operating performance.
Two of the items included in Adjusted EBITDA, impairment of goodwill and abandoned acquisition costs, represent charges which may occur in future periods. Accounting literature requires us to test for goodwill impairments annually (and upon the occurrence of certain other events) and we cannot assure you that additional impairments will not be necessary in the future. We may pursue acquisitions in future periods that we do not complete, in which case we will be required to expense costs in the period that the transaction is abandoned. Notwithstanding the foregoing, we do not expect either of these adjustments to be repetitive over the long-term and believe that adjustments for these items are appropriate because these items are not indicative of our core operating performance. In addition, our Adjusted EBITDA includes adjustments, which may occur in future periods, to add back to net revenue and net income (loss) the effect of changes to estimates for contractual allowances recorded during the year ended December 31, 2003 and the six months ended June 30, 2004 because prior year accounts receivable were deemed uncollectible. We believe it is important to make this adjustment to accurately present revenues generated from our business for the year ended December 31, 2003 and the six months ended June 31, 2004 as the reductions to net revenues in such periods do not relate to revenues actually earned during these periods.
EBITDA and Adjusted EBITDA as calculated by us are not necessarily comparable to similarly titled measures reported by other companies. In addition, EBITDA and Adjusted EBITDA: (a) do not represent net income or cash flows from operations as defined by GAAP; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to net income, income (loss) from continuing operations, net cash provided by (used in) operating activities or our other financial information determined under GAAP.
We believe the line on our consolidated statement of operations entitled net income (loss) is the most directly comparable GAAP measure to EBITDA and Adjusted EBITDA. The following table reconciles EBITDA and Adjusted EBITDA to net income for the periods presented in the table above.

	Years Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands)
Net income (loss)	$(3,181)	$(5,373)	$(6,164)	$141	$(944)	$991	$(248)
Discontinued operations	—	—	689	(54)	—	—	—

Income (loss) from continuing operations	(3,181)	(5,373)	(5,475)	87	(944)	991	$(248)
Depreciation and amortization	170	300	375	391	842	305	583
Interest expense, net	82	357	354	1,172	1,523	745	1,101
Income tax expense (benefit)	—	—	—	(7)	12	—	49

EBITDA	(2,929)	(4,716)	(4,747)	1,643	1,433	2,041	1,485
Impairment of goodwill	—	—	423 (a)	—	—	—	—
Abandoned acquisition costs	—	—	—	525 (b)	—	—	—
Certain changes to contractual allowance reserve estimates	—	—	—	—	3,000 (c)	—	1,537 (d)

Adjusted EBITDA	$(2,929)	$(4,716)	$(4,323)	$2,168	$4,433	$2,041	$3,022

(a)	At December 31, 2001, the remaining amount of goodwill recorded related to the 1999 acquisition of NPPA of America, Inc. was deemed to be impaired and was written off.
(b)	During 2002, the company incurred significant costs in pursuit of various business acquisitions that were ultimately not completed. Those costs would have been capitalized had the acquisitions been completed, but were expensed in the consolidated statement of operations.
(c)	Net revenues for the fourth quarter of 2003 reflect a change in estimate for contractual allowances of $3.0 million related to prior year accounts receivable that were deemed to be uncollectible ($2.6 million for the residential provider services segment and $0.4 million for the home health and hospice services segment).
(d)	Net revenues for the second quarter 2004 reflect a change in estimate for contractual allowances of $1.5 million related to prior year accounts receivable that were deemed to be uncollectible ($1.2 million for the residential provider services segment and $0.3 million for the home health and hospice services segment).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Financial Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve substantial risks and uncertainties, such as statements about our plans, objectives, expectations and intentions. In particular, statements that we make in this section relating to factors that we expect to contribute to our future growth and to affect our future performance, our expectation to make acquisitions, our intention to utilize tax benefits and the sufficiency of anticipated sources of capital to meet our cash requirements are forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including those discussed in the section titled “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading provider of residential healthcare services that meet the specialized needs of the growing geriatric population in the United States. Our physicians and non-physician practitioners, or NPPs, strive to replicate a physician office visit by providing primary medical care to patients in non-acute, residential settings such as nursing facilities, assisted living facilities or retirement communities and in their homes. We rely primarily on NPPs to provide access to high quality, cost effective care before a patient’s health condition deteriorates to the point of requiring more complex or expensive care. In both our nursing facility-based and housecall programs, our NPPs perform medical exams to evaluate and diagnose patients, establish treatment plans, prescribe medications and monitor the health of patients. To offer our patients a broader continuum of medical care, we provide complementary services, such as clinical laboratory testing, mobile diagnostic exams, home health services and, recently, hospice programs.

Many geriatric patients suffer from uncoordinated treatment of chronic conditions, which can be accompanied by multiple co-morbidities, and do not have access to an appropriate level of primary care. Nursing facility residents and non-ambulatory patients living at home continue to depend on physicians who are generally unable or unwilling to disrupt their office practices to attend to “out-of-office” patients on a timely basis due to their focus on office-based productivity. These conditions have led to a gap in access to appropriate primary medical care for the geriatric population. We utilize physicians and NPPs to fill this gap in care.

We have grown rapidly since our inception in 1998 primarily by increasing the number of facilities and patients we serve with our facility-based and housecall programs, as well as expanding our referral network. Our ability to provide quality primary care services to our patients in a timely manner has allowed us to expand our patient base and the number of providers we employ. We believe that the following trends have aided our past growth, and will continue to be major contributors to our future growth:

•	the aging population in the United States has and will continue to place significant stress on the nation’s healthcare delivery system and will increase the importance of providing greater access to appropriate geriatric medical care;

•	the geriatric patient population routinely suffers from complex and multiple chronic medical conditions that require regular monitoring to prevent unnecessary exacerbations which lead to more costly medical treatments;

•	as the Medicare population grows and the average age of beneficiaries increases, nursing home facilities may not be able to accommodate the needs of the beneficiaries, which will place an increasing emphasis on providing appropriate primary care to patients in their homes; and

•	we believe that cost savings related to using NPPs rather than physicians, eliminating preventable emergency room visits, ambulance use and hospital admissions and utilizing standardized geriatric medical and medication management is consistent with government cost containment strategies and enhances the potential growth of our residential geriatric health services model.

Our revenue growth has been driven primarily by the expansion of the number of full-time equivalent, or FTE, providers we employ in our existing markets and by our expansion into new markets. In addition, increases in the size of each home health office and the opening of additional home health offices in new markets have also contributed to our revenue growth. We believe our future financial performance could be impacted by, among others, the following factors: changes in the fees we are paid for our services; changes in our payor mix; collection of our accounts receivable; fluctuations in interest expense resulting from indebtedness; increased costs associated with being a public company; an increase in the number of medical providers employed, home health locations maintained, and hospice programs operated in selected markets; and enhanced use of technology to increase both operational and financial efficiency.

As of June 30, 2004, we employed approximately 290 full-time equivalent health professionals and provided services in 20 regions. As of June 30, 2004, we had an active patient census of approximately 70,000 patients in our facility-based and housecall programs. During the six months ended June 30, 2004, we completed approximately 368,000 visits to facility-based and housecall patients, which represents a 28% increase over our patient visits during the six months ended June 30, 2003. Our home health business provided approximately 145,000 patient days of care in the six months ended June 30, 2004, which represents a 27% increase over our home health patient days for the six months ended June 30, 2003. During the year ended December 31, 2003, we generated net revenues of $53.1 million and Adjusted EBITDA of $4.4 million, and had a net loss of $0.9 million. During the six months ended June 30, 2004, we generated net revenues of $33.0 million and Adjusted EBITDA of $3.0 million and had a net loss of $0.2 million. Adjusted EBITDA is a non-GAAP financial measure. See “Selected Financial Data” for a reconciliation of Adjusted EBITDA to net income (loss).

Acquisitions

Our industry is highly fragmented, which provides us with the opportunity to acquire complementary residential provider services, home health or hospice operations. We evaluate each acquisition opportunity based on the relative attractiveness of the transaction terms and structure, strategic fit with our existing operations and our ability to integrate the acquired operation into our existing operations. Since we commenced operations, we have made the following acquisitions.

In February 1999, we acquired NPPA of America, Inc. (NPPA), a provider of residential healthcare services in Texas, New Mexico and Indiana. Total consideration for NPPA was $1.2 million, which consisted of a combination of our common stock, cash and assumption of debt. This acquisition allowed us to expand our operations into three new states during the early stages of our development.

In May 2002, we acquired Specialized Home Health Care Services of Central Florida, Inc., d/b/a Best Choice Home Healthcare (Best Choice), and MAJJ Enterprises, LLC (MAJJ), two home health agencies with operations in central Florida, to enter into the home health business. We paid an aggregate purchase price of $4.1 million in the form of cash and promissory notes and agreed to an adjustment to the purchase price based on the amount of profits generated by the business (under which we estimate we will pay additional consideration of between $2.0 and $2.4 million). We are also required to issue warrants as part of any additional consideration, to the former owners, with a value equal to 5% of the additional promissory notes.

In April 2004, we acquired the operations of Carebridge, Inc. (Carebridge) which provided residential healthcare services and employed nurse practitioners in Georgia, Florida, Massachusetts, North Carolina and the District of Columbia. Consideration consisted of $0.25 million in the form of cash and a promissory note.

In April 2004, we acquired Physicians Housecalls, Inc. (PHC) which provided physician housecall services in the central Ohio market. Total consideration was $1.2 million, and consisted of a combination of our common stock, cash and a promissory note.

In June 2004, we acquired the remaining minority interests of our joint venture partners in Best Choice Home Care Naples, LLC for $1.2 million in cash to recognize the full benefit of our growing presence in the Florida home health market.

On July 1, 2004, we purchased forty-nine percent of the outstanding common stock of IHG Healthcare, Inc. d/b/a Grace Hospice of Texas (Grace Hospice), a start-up hospice agency, to enter into the hospice business. The aggregate purchase price was $140,000, including cash and a promissory note.

We expect to continue to make selected acquisitions in connection with the implementation of our disciplined growth strategy.

Financial Operations Overview

Sources of Revenue

We derive our revenues from two reportable segments: (a) our residential provider services segment and (b) our home health and hospice services segment.

Residential Provider Services.    Residential provider services revenues are primarily generated by our NPPs and physicians as a result of services provided to geriatric patients through our facility-based and housecall programs. In addition, the residential provider services segment generates revenues through certain complementary services regularly used by our NPPs to diagnose and treat patients, including clinical laboratory testing and mobile diagnostic services. Our revenues can vary due to service setting, complexity of care and variety of services provided. Residential provider services revenues are reported on an accrual basis in the period during which services are rendered. Residential provider services revenues include amounts estimated by management to be reimbursable by the Medicare and Medicaid programs under provisions of prospective payment reimbursement rates per encounter. These rates vary according to a patient classification system that is based on clinical, diagnostic and other factors. Based on these factors, housecall revenue per visit is generally higher than facility-based revenue per visit.

Home Health and Hospice Services.    Home health and hospice services revenues are primarily generated by our skilled nurses, therapists, home health aides and social workers. Home health and hospice revenues are reported on an accrual basis in the period during which services are rendered. Home health and hospice revenues include amounts estimated by management to be reimbursable by the Medicare and Medicaid programs under provisions of prospective reimbursement rates. Home health revenues are recognized on a straight-line basis over the service period, or episode, less estimated adjustments. For episodes in progress at period end, we record deferred revenue for the portion of services to be provided subsequent to the period end. The amount of deferred revenue at December 31, 2002 and 2003 and June 30, 2004 was $0.7 million, $1.0 million and $0.9 million, respectively. Deferred revenue is shown as a liability in the accompanying consolidated balance sheet. We launched our first hospice program in July 2004 and have not recorded any hospice revenue for the periods presented. Hospice revenue includes the amounts estimated by management to be reimburseable by the Medicare and Medicaid programs under provisions of prospective payment per diem reimbursement rates.

The table below shows the percentage of our consolidated net revenues contributed by each segment:

	Years Ended December 31,			Six Months Ended June 30,
Reportable Segments	2001	2002	2003	2003	2004
Residential provider services	100%	85%	74%	73%	75%
Home health and hospice services	—	15	26	27	25

	100%	100%	100%	100%	100%

Payor Mix.    Substantially all of our services are provided to geriatric patients. As a result, payment for our services comes primarily from the Medicare and Medicaid programs. Residential provider services are generally reimbursed under Medicare Part B on a fee-for-service basis. Physicians are paid for their services according to a global fee schedule established and updated annually by the Centers for Medicare & Medicaid Services, or CMS. NPPs are reimbursed at a rate that is 85% of the rate paid to physicians for the same services. The Medicare global fee schedule for physician and NPP services is determined by a formula which takes into account an industry wide conversion factor, or CF, multiplied by relative values determined on a per procedure basis, or RVUs. The CF and RVUs may change on an annual basis. The CF decreased by 5.4% in 2002, increased by 1.6% in 2003, increased by 1.5% in 2004, and is scheduled to increase by an additional 1.5% in 2005. The net result of these changes to CF and RVUs over the last several years has not had a significant impact on our business, but it is difficult to forecast the future impact of any changes.

Home health and hospice services are reimbursed under Medicare Part A, and are paid on a prospectively determined fixed fee, which is based on a rate predetermined by CMS appropriate to each patient’s condition, location and severity of illness. We also receive payments from private insurers, managed care organizations and our patients directly.

The following table sets forth our net revenues derived from each major class of payor during the indicated periods (by percentage of net revenues):

	Years Ended December 31,			Six Months Ended June 30,
Payor Mix	2001	2002	2003	2003	2004
Medicare Part B	87%	77%	69%	68%	71%
Medicare Part A	—	12	20	22	19
Medicaid and other government	5	5	5	4	4
Commercial insurance and other	8	6	6	6	6

	100%	100%	100%	100%	100%

Unbilled Accounts Receivable.    We must obtain Medicare and Medicaid provider numbers for each of our physician and NPP providers prior to submitting claims for services rendered. Medicare regulations require that the effective date of provider numbers coincide with the provider’s initial date of employment with us. Once provider numbers are received we are able to immediately submit bills for the backlog of services rendered by each provider. Once we have received a provider’s Medicare billing number, we submit applications to receive Medicaid and other insurance provider numbers. In the fourth quarter of 2003, CMS implemented a new system for processing requests for new provider numbers (Provider Enrollment Chain Ownership System or PECOS). Problems experienced by CMS in implementing this system have caused and continue to cause significant delays in the issuance of new provider numbers. These problems have increased the period it takes for us to receive provider numbers from 45 to 60 days from the date of application historically to 120 to 150 days in recent months. This has and will continue to cause the amount of unbilled accounts receivable to increase as we hire additional providers.

We recognize net revenues and accounts receivable at the time the service is provided. Revenue for patient encounters whose visit documentation has not yet been received is accrued at the end of each accounting period based on daily visit logs received from all providers.

Operating Expenses

Salaries, Wages and Benefits.    Salaries, wages and benefits expense consists primarily of direct employee-related expenses.

Other Operating Expenses.    Other operating expenses include general and administrative expenses, such as travel, professional fees, professional liability insurance, workers’ compensation and other corporate expenses.

Bad Debt Expense.    In calculating bad debt expense we review our weighted average historical collection experience by payor type, and consider the relative risk of non-payment based on the source of the expected payment.

Depreciation and Amortization.    Depreciation and amortization consists primarily of the depreciation of property and equipment used by us, and amortization consists mainly of the amortization of debt issue costs. Property and equipment is depreciated and debt issue costs are amortized over the shorter of the estimated useful life of the asset or the lease term, if applicable, using the straight line method. The estimated useful life for computer hardware/software and equipment/furniture is three and seven years, respectively.

Net Interest Expense.    Net interest expense represents the sum of interest on outstanding debt instruments less interest earned on cash and cash equivalents.

Critical Accounting Policies and Estimates

General.    Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We continuously evaluate our critical accounting policies and estimates, including those related to consolidation of subsidiaries and joint ventures, revenue recognition, accounts receivable valuation and valuation of goodwill and other intangible assets. Actual results may differ materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies are important to the portrayal of our financial condition and results of operations and require our management’s subjective or complex judgment because of the sensitivity of the methods, assumptions and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition.    We recognize revenue at the time services are provided. Revenue is presented net of an estimated provision for contractual adjustments. We derive a significant portion of our revenues from Medicare, Medicaid and other payors that receive discounts from our standard charges. We must estimate the total amount of these discounts to prepare our consolidated financial statements. The Medicare and Medicaid regulations under which these discounts must be calculated are complex and subject to interpretation and adjustment. We estimate the allowance for contractual discounts on a payor-specific basis given our historical experience and interpretation of applicable regulations. It is not uncommon for issues to arise relating to medical coding, particularly with respect to Medicare; patient eligibility, particularly related to Medicaid; and other factors that affect credit risk, all of which may result in adjustments to recorded revenue amounts. These issues sometimes result in payments that differ from our original estimates. Management continually evaluates the potential for revenue adjustments and when appropriate provides allowances for amounts deemed to be uncollectible based upon the best available information. If a change in estimate to the contractual allowance is determined necessary by management it is reflected as an adjustment to net revenues. Changes in applicable regulations occur frequently, necessitating regular review and reassessment of the estimation process. As a result, the estimated amounts originally recorded as net patient revenue and accounts receivable may be subject to revision as additional information becomes available.

Accounts Receivable and Bad Debt Expense.    We record bad debt expense monthly as a percentage of revenue which reflects our historical experience. Each quarter we review the adequacy of our allowance for doubtful accounts based on our weighted average collection experience by payor type, and recognizing the relative risk depending on the source of the expected payment and record adjustments as necessary. In addition, specific accounts that are determined likely to be uncollectible (due to bankruptcy, insufficient documentation, lack of third-party coverage or financial resources and other reasons) are fully reserved when such determinations are made. We write-off uncollectible accounts receivable after all collection efforts have been exhausted and we determine they will not be collected. The process of estimating the ultimate collectibility of accounts receivable, however, involves judgment decisions on the part of our management, which are subject to an inherent degree of uncertainty.

Goodwill.    Goodwill represents the excess purchase price over the estimated fair market value of net assets we have acquired in business combinations. On June 29, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). The statement established new accounting and reporting standards for finite lived and indefinite lived intangible assets and goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually effective January 1, 2002. Prior to the adoption of SFAS 142, goodwill had been amortized on a straight-line basis. We adopted SFAS 142 effective January 1, 2002.

We test all goodwill annually, or more frequently if impairment indicators exist, to determine if an impairment has occurred. If impairment indicators exist, we evaluate the recoverability of goodwill based on forecasted undiscounted cash flows. In the event we determine that the value of our goodwill has become impaired, we are required to write-down the value of the goodwill to its fair market value on our balance sheet and to reflect the extent of the impairment as an expense on our statement of operations. During 2001, prior to the adoption of SFAS 142, we recorded an impairment charge of $423,000 to write off the goodwill related to the acquisition of NPPA in 1999.

Income Taxes.    As of June 30, 2004, we had net operating tax loss carryforwards to offset future taxable income of approximately $11.4 million for federal income tax purposes which are available to offset future taxable income, if any, through 2023. Future utilization of our net operating tax loss carryforwards may be limited under Internal Revenue Code Section 382 based upon changes in ownership that have occurred and may occur in the future. We have not recognized any net deferred tax assets in the past . We recorded a valuation allowance to reduce our net deferred tax assets to the amount that we believe is more likely than not to be realized based upon our recent operating results. At present, we intend to recognize the benefits as the net operating tax loss carryforwards are utilized in the future. However, we will continue to evaluate the necessity of maintaining the valuation allowance based upon current and future profitable operating results.

Certain Other Adjustments.    At December 31, 2001, the remaining amount of goodwill recorded related to our 1999 acquisition of NPPA was deemed to be impaired and was written off. During 2002, we incurred significant costs in pursuit of various business acquisitions that were ultimately not completed. Those costs would have been capitalized had the acquisitions been completed, but were expensed in the consolidated statement of operations. Net revenue for the fourth quarter of 2003 reflects a change in estimate for contractual allowances of $3.0 million related to prior year accounts receivable that were deemed to be uncollectible ($2.6 million for the residential provider services segment and $0.4 million for the home health and hospice services segment). Net revenue for the second quarter of 2004 reflects a change in estimate for contractual allowances of $1.5 million related to prior year accounts receivable that were deemed to be uncollectible ($1.2 million for the residential provider services segment and $0.3 million for the home health and hospice services segment).

In this section of the prospectus, we refer to certain non-GAAP financial measures, including Adjusted EBITDA and net revenues and income (loss) from continuing operations adjusted for the effect of changes in estimates for contractual allowances related to prior year accounts receivable that were deemed to be uncollectible and certain percentages derived therefrom. We discuss Adjusted EBITDA and provide a reconciliation of Adjusted EBITDA to net income (loss) in “Selected Financial Data.” Net revenues and income (loss) from continuing operations before changes in estimates for contractual allowances both reflect the addition of reductions to net revenues recorded during the year ended December 31, 2003 and the six months ended June 30, 2004 because prior period accounts receivable were deemed uncollectible. We believe it is important to adjust our net revenues and our income (loss) from continuing operations to accurately present revenues generated from our business for the year ended December 31, 2003 and the six months ended June 30, 2004, as the reductions to these GAAP measures in such periods do not relate to revenues that were actually earned during these periods. We believe these measures are important indicators of our operational strength and performance of our business because it provides a link between profitability and operating cash flow.

Results of Operations

Comparison of Six Months Ended June 30, 2003 and 2004

	Six Months Ended June 30,					Change
	2003		2004
	Amount	% of Revenue	Amount		% of Revenue	Amount	%
	(unaudited, in thousands)
Statement of Operations Data:
Net revenues	$25,355	100%	$32,782	(1)	100%	$7,427	29%
Costs and expenses:
Salaries, wages and benefits	18,255	72	24,460		75	6,205	34
Other operating expenses	4,488	18	5,961		18	1,473	33
Bad debt expense	571	2	876		3	305	53
Depreciation and amortization	305	1	583		2	278	91
Interest expense, net	745	3	1,101		3	356	48

	24,364	96	32,981		101	8,617	35

Income (loss) from continuing operations before income taxes	991	4	(199)		(1)	(1,190)	(120)

Income tax expense (benefit)	—	—	49		—	49	—

Income (loss) from continuing operations	$991	4%	$(248)		(1)%	$(1,239)	(125)%

Residential Provider Services Data:
Net revenues (in thousands)	$18,443	73%	$24,716	(1)	75%	$6,273	34%
Operating income(2)	3,806		4,014			208	6
Provider full-time equivalents	238		292			54	23
Patient visits (in thousands)	287		368			81	28
Average revenue per visit	$64.33		$67.15			$2.82	4

Home Health and Hospice Services Data:
Net revenues (in thousands)	$6,912	27%	$8,066	(1)	25%	$1,154	17%
Operating income(2)	2,572		2,681			109	4
Home health offices	5		7			2	40
Patient days (in thousands)	114		145			31	27
Average revenue per patient day	$60.58		$55.75			$4.83	(8)

(1)	Net revenues for the six months ended June 30, 2004 reflect a change in estimate for contractual allowances of $1.5 million related to prior year accounts receivable that were deemed to be uncollectible ($1.2 million for the residential provider services segment and $0.3 million for the home health and hospice services segment).
(2)	Operating income reported for each segment excludes depreciation and amortization, net interest expense, income tax expense (benefit) and corporate overhead.

Net Revenues.    Net revenues for the six months ended June 30, 2004 were $32.8 million as compared to $25.4 million for the six months ended June 30, 2003, an increase of $7.4 million, or 29%. The increase in net revenues resulted from a $6.3 million increase in residential provider services revenue and a $1.2 million increase in home health and hospice revenue. Our net revenues for the six months ended June 30, 2004 reflect a change in estimate for contractual allowances of $1.5 million related to prior year accounts receivable that were deemed to be uncollectible. Excluding this adjustment, our net revenues were $34.3 as compared to $25.4 million for the six months ended June 30, 2003, an increase of $8.9 million, or 35%.

In our residential provider services segment, net revenues increased by $6.3 million, or 34%, as compared to the prior year period. This increase was driven by a 28% increase in the number of patient visits performed by our providers coupled with an increase in utilization of our laboratory and diagnostic programs.

In our home health and hospice services segment, net revenues increased by $1.2 million, or 17%, as compared to the prior year period. This increase was principally attributable to a 27% increase in the number of home health patient days.

Salaries, Wages and Benefits.    Salaries, wages and benefits expense was $24.5 million, or 75% of net revenues for the six months ended June 30, 2004 compared to $18.3 million, or 72% of net revenues, for the six months ended June 30, 2003, an increase of $6.2 million or 34%. The increase is due to an increase in patient visits, expansion of lab and diagnostic services, and an increase in home health patient days. Excluding the June 30, 2004 change in estimate (which reduced net revenues by $1.5 million), salaries, wages and benefits expense was 78% of net revenues for the six months ended June 30, 2004.

Other Operating Expenses.    Other operating expenses were $6.0 million, or 18% of net revenues, for the six months ended June 30, 2004 compared to $4.5 million, or 18% of net revenues, for the six months ended June 30, 2003, an increase of $1.5 million or 33%. The increase in other operating expenses is attributable to the maturation of our home health and hospice services which began in May 2002 and the addition of lab and diagnostic services. Excluding the June 30, 2004 change in estimate, other operating expenses were 17% of net revenues for the six months ended June 30, 2004.

Bad Debt Expense.    Bad debt expense was $0.9 million, or 3% of net revenues, for the six months ended June 30, 2004 compared to $0.6 million, or 2% of net revenues for the six months ended June 30, 2003, an increase of $0.3 million or 53%. The increase in bad debt expense is attributable to the overall increase in volume.

Depreciation and Amortization.    Depreciation and amortization was $0.6 million, or 2% of net revenues, for the six months ended June 30, 2004 compared to $0.3 million, or 1% of net revenues, for the six months ended June 30, 2003, an increase of $0.3 million or 91%. The increase in depreciation is due to an increase in capital expenditures (principally furniture for new offices and computer hardware and software).

Net Interest Expense.    Net interest expense was $1.1 million, or 3% of net revenues, for the six months ended June 30, 2004 compared to $0.7 million, or 3% of net revenues, for the six months ended June 30, 2003, an increase of $0.4 million or 48%. The increase in net interest expense is principally attributable to the issuance of our 12% convertible subordinated notes in March 2003.

Income (Loss) from Continuing Operations.    We had a loss from continuing operations of $0.2 million for the six months ended June 30, 2004 compared to income from continuing operations of $1.0 million for the six months ended June 30, 2003, a decrease of $1.2 million. The decrease in income from continuing operations is primarily due to the impact of a $1.5 million change in estimate taken in June 2004. Excluding this impact, income from continuing operations was $1.3 million for the six months ended June 30, 2004.

Comparison of Year Ended December 31, 2002 and 2003

	Years Ended December 31,
	2002		2003			Change
	Amount	% of Revenue	Amount		% of Revenue	Amount	%
	(in thousands)
Statement of Operations Data:
Net revenues	$35,038	100%	$53,102	(1)	100%	$18,064	52%
Costs and expenses:
Salaries, wages and benefits	25,547	73	40,382		76	14,835	58
Other operating expenses	6,973	20	10,105		19	3,132	45
Bad debt expense	875	3	1,182		2	307	35
Depreciation and amortization	391	1	842		2	451	115
Interest expense, net	1,172	3	1,523		3	351	30

	34,958	100	54,034		102	19,076	55
Income (loss) from continuing operations before income taxes	80	—	(932)		(2)	(1,012)	(1,262)

Income tax expense (benefit)	(7)	—	12		0	19	(271)

Income (loss) from continuing operations	$87	—%	$(944)		(2)%	$(1,031)	(1,183)%

Residential Provider Services Data:
Net revenues (in thousands)	$29,735	85%	$39,058	(1)	74%	$9,323	31%
Operating income(2)	7,363		6,564			(799)	(11)
Provider full-time equivalents	205		269			64	31
Patient visits (in thousands)	485		621			136	28
Average revenue per visit	$61.29		$62.86			$1.57	3

Home Health and Hospice Services Data:
Net revenues (in thousands)	$5,303	15%	$14,044	(1)	26%	$8,741	165%
Operating income(2)	1,690		4,362			2,672	158
Home health offices	4		6			2	50
Patient days (in thousands)	91		242			151	165
Average revenue per patient day	$57.97		$58.03			$0.06	0

(1)	Net revenues for the year ended December 31, 2003 reflect a change in estimate for contractual allowances of $3.0 million related to prior year accounts receivable that were deemed to be uncollectible ($2.6 million for the residential provider services segment and $0.4 million for the home health and hospice services segment).
(2)	Operating income reported for each segment excludes abandoned acquisition costs, depreciation and amortization, net interest expense, income tax expense (benefit) and allocation of corporate overhead.

Net Revenues.    Net revenues for the year ended December 31, 2003 were $53.1 million as compared to $35.0 million for the year ended December 31, 2002, an increase of $18.1 million, or 52%. The increase in net revenues resulted from a $9.3 million increase in residential provider services revenue and a $8.7 million increase in home health and hospice services revenue. Our net revenues for the year ended December 31, 2003 reflect a change in estimate for contractual allowances of $3.0 million related to prior year accounts receivable that were deemed to be uncollectible. Excluding this adjustment, our net revenues were $56.1 as compared to $35.0 million for the year ended December 31, 2002, an increase of $21.1 million, or 60%.

In our residential provider services segment, net revenues increased by $9.3 million, or 31%, as compared to the prior year period. This increase was driven by a 28% increase in the number of patient visits performed by our providers, an increase in utilization of our laboratory and diagnostic programs, and an increase in revenue per visit.

In our home health and hospice services segment, net revenues increased by $8.7 million, or 165%, as compared to the prior year period. This increase is attributable to operation of Best Choice and MAJJ for an entire year in 2003 versus seven months in 2002 and growth of those agencies and the addition of new agencies.

Salaries, Wages and Benefits.    Salaries, wages and benefits expense was $40.4 million, or 76% of net revenues for the year ended December 31, 2003 compared to $25.5 million, or 73% of net revenues, for the year ended December 31, 2002, an increase of $14.8 million or 58%. This increase is attributable to an increase in patient visits, expansion of lab and diagnostic services, and an increase in home health patient days. Excluding the December 31, 2003 change in estimate, salaries, wages and benefits expense was 72% of net revenues for the year ended December 31, 2003.

Other Operating Expenses.    Other operating expenses were $10.1 million, or 19% of net revenues, for the year ended December 31, 2003 compared to $7.0 million, or 20% of net revenues, for the year ended December 31, 2002, an increase of $3.1 million or 45%. The increase in other operating expenses is attributable to the maturation of our home health business which began in May 2002 and the addition of lab and diagnostic services. Excluding the December 31, 2003 change in estimate, other operating expenses were 18% of net revenues for the year ended December 31, 2003.

Bad Debt Expense.    Bad debt expense was $1.2 million, or 2% of net revenues, for the year ended December 31, 2003 compared to $0.9 million, or 3% of net revenues for the year ended December 31, 2002, an increase of $0.3 million or 35%. The increase in bad debt expense is attributable to the overall increase in volume.

Depreciation and Amortization.    Depreciation and amortization was $0.8 million, or 2% of net revenues, for the year ended December 31, 2003 compared to $0.4 million, or 1% of net revenues, for the year ended December 31, 2002, an increase of $0.5 million or 115%. The increase in depreciation and amortization is principally attributable to the purchase of furniture, computer hardware and software and laboratory equipment.

Net Interest Expense.    Interest expense was $1.5 million, or 3% of net revenues, for the year ended December 31, 2003 compared to $1.2 million, or 3% of net revenues, for the year ended December 31, 2002, an increase of $0.4 million or 30%. The increase in net interest expense is principally attributable to the issuance of our 12% convertible subordinated notes in March 2003 and the acquisition notes issued in June 2002 related to the purchase of Best Choice and MAJJ.

Income (Loss) from Continuing Operations.    We had a loss from continuing operations of $0.9 million for the year ended December 31, 2003 compared to income from continuing operations of $0.1 million for the year ended December 31, 2002, a decrease of $1.0 million. The decrease in net income from continuing operations is primarily due to the impact of the December 31, 2003 change in estimate. Excluding this impact, income from continuing operations for the year ended December 31, 2003 was $2.1 million.

Comparison of Year Ended December 31, 2001 and 2002

	Years Ended December 31,
	2001		2002		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
Net revenues	$15,590	100%	$35,038	100%	$19,448	125%
Costs and expenses:
Salaries, wages and benefits	15,282	98	25,547	73	10,265	67
Other operating expenses	4,426	28	6,973	20	2,547	58
Bad debt expenses	628	4	875	3	247	39
Depreciation and amortization	375	2	391	1	16	4
Interest expense, net	354	2	1,172	3	818	231

	21,065	135	34,958	100	13,893	66

Income (loss) from continuing operations before income taxes	(5,475)	(35)	80	—	5,555	(101)

Income tax expense (benefit)	—	—	(7)	—	(7)	—

Income (loss) from continuing operations	$(5,475)	(35)%	$87	—%	$5,562	(102)%

Residential Provider Services Data:
Net revenues (in thousands)	$15,590	100%	$29,735	85%	$14,145	91%
Operating income(1)	1,417		7,363		5,946	420
Provider full-time equivalents	142		205		63	44
Patient visits (in thousands)	287		485		198	69
Average revenue per visit	$54.23		$61.29		$7.06	13

Home Health and Hospice Services Data:
Net revenues (in thousands)	$—	—	$5,303	15%	$5,303	—%
Operating income(1)	—		1,690		1,690	—
Home health offices	—		4		4	—
Patient days (in thousands)	—		91		91	—
Average revenue per patient day	$—	—	$57.97		$57.97	—

(1)	Operating income reported for each segment excludes impairment of goodwill, abandoned acquisition costs, depreciation and amortization, interest expense, net and income tax expense (benefit) and allocation of corporate overhead.

Net Revenues.    Net revenues for the year ended December 31, 2002 were $35.0 million as compared to $15.6 million for the year ended December 31, 2001, an increase of $19.4 million, or 125%. The increase in net revenues resulted from a $14.1 million increase in residential provider services revenue and a $5.3 million increase in home health and hospice services revenue.

In our residential provider services segment, net revenues increased by $14.1 million, or 91%, as compared to the prior year period. This increase was driven by a 69% increase in the number of patient visits performed by our providers.

In our home health and hospice services segment, net revenues increased by $5.3 million, or 100%, as compared to the prior year period. This increase is attributable to the purchase of Best Choice and MAJJ in May 2002.

Salaries, Wages and Benefits.    Salaries, wages and benefits expense was $25.5 million, or 73% of net revenues for the year ended December 31, 2002 compared to $15.3 million, or 98% of net revenues, for the year ended December 31, 2001, an increase of $10.3 million or 67%. This increase is attributable to an increase in patient visits.

Other Operating Expenses.    Other operating expenses were $7.0 million, or 20% of net revenues, for the year ended December 31, 2002 compared to $4.4 million, or 28% of net revenues, for the year ended December 31, 2001, an increase of $2.6 million or 58%. The increase in other operating expenses is attributable to the addition of the home health and hospice services segment which began in May 2002 with the purchase of Best Choice and MAJJ (principally related to mileage, supplies and support services).

Bad Debt Expense.    Bad debt expense was $0.9 million, or 3% of net revenues, for the year ended December 31, 2002 compared to $0.6 million, or 4% of net revenues for the year ended December 31, 2001, an increase of $0.3 million or 39%. The increase in bad debt expense is attributable to the overall increase in volume.

Depreciation and Amortization.    Depreciation and amortization was $0.4 million, or 1% of net revenues, for the year ended December 31, 2002 compared to $0.4 million, or 2% of net revenues, for the year ended December 31, 2001.

Net Interest Expense.    Net interest expense was $1.2 million, or 3% of net revenues, for the year ended December 31, 2002 compared to $0.4 million, or 2% of net revenues, for the year ended December 31, 2001, an increase of $0.8 million or 231%. The increase in net interest expense is attributable to the issuance of the Best Choice and MAJJ acquisition notes in May 2002 and the issuance of the 10% convertible subordinated notes in September 2002.

Income (Loss) from Continuing Operations.    Income from continuing operations was $0.1 million for the year ended December 31, 2002 compared to a loss of $5.5 million for the year ended December 31, 2001, an increase of $5.6 million. The increase in income from continuing operations is primarily due to growth in volume in both segments of our business.

Liquidity and Capital Resources

Our principal liquidity requirements have been for working capital, debt service and capital expenditures. Our principal source of liquidity is the collection of our accounts receivable.

Cash Flows Used in Operating Activities.    Net cash used in operating activities for the years ended December 31, 2001, 2002 and 2003, and for the six months ended June 30, 2004 was $8.3 million, $3.3 million, $4.4 million and $3.1 million, respectively. Net cash used in operating activities decreased by $5.0 million from December 31, 2001 to December 31, 2002. This decrease was principally attributable to a $6.3 million increase in net income and offset by an increase in working capital. Net cash used in operating activities increased by $1.1 million from December 31, 2002 to December 31, 2003. This increase was principally attributable to an increase in accounts receivable. Net cash used in operating activities decreased by $0.2 million from the six month period ended June 30, 2003 to the six month period ended June 30, 2004 as a result of an increase in net income offset by the June 30, 2004 change in estimate. Accounts receivable increased by $4.0 million at June 30, 2004 as compared to the balance as of December 31, 2003, due primarily to the expansion of our business and a slowdown in CMS’ issuance of provider numbers related to their implementation of the new PECOS system.

Cash Flows Used in Investing Activities.    Historically, our cash flows used in investing activities have been primarily for acquisitions, equipment, leasehold improvements and information technology systems. Cash (used in) provided by investing activities for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2004 was $0.2 million, $(2.6) million, $(2.8) million and $(2.4) million. During the year ended December 31, 2002, we used $2.2 million to acquire Best Choice and MAJJ, which facilitated the initiation of home health services and used $0.4 million to purchase other equipment (principally computer hardware and software). During the year ended December 31, 2003, we used $2.8 million to purchase property and equipment, including, $1.0 million to set up the laboratory, $0.4 million to initiate diagnostic services, $0.4 million for furnishings for new corporate office, $0.3 million for computer hardware and software and vehicles, and $0.3 million for practice management software and furnishings for new offices for our home health and hospice services segment. During the six months ended June 30, 2004, $1.2 million of net cash was used to purchase the minority interest of the Best Choice Naples joint venture and $0.4 million was used to purchase provider service operations. During the six months ended June 30, 2004, we also used $0.9 million for purchases of other property and equipment: ($0.3 million for our home health and hospice services segment to acquire EMR software; $0.2 million for vehicles; and $0.2 million for computer hardware and software).

Cash Flows Provided by Financing Activities.    Net cash provided by financing activities for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2004 was $8.1 million, $5.8 million, $8.1 million and $8.1 million. During the year ended December 31, 2001, financing activities provided $8.1 million of cash, including, $3.1 from net borrowings on our lines of credit, $2.5 through the issuance of our 10% convertible subordinated notes and $2.5 million from the issuance of Series A preferred stock. During the year ended December 31, 2002, financing activities provided $5.8 million of cash, including, $3.9 from net borrowings on our lines of credit and $2.0 million from the addition of new term loans. During the year ended December 31, 2003, financing activities provided $8.1 million of cash, including, $5.0 from the issuance of our 12% convertible subordinated notes, $1.5 million from net borrowings on our lines of credit and $1.6 million from other debt instruments and capital leases. During the six months ended June 30, 2004, financing activities provided $8.1 million of cash, including, $5.0 million from the issuance of our 20% convertible senior subordinated notes, $2.0 million from net borrowings on our lines of credit, and $1.1 million from other debt instruments and capital leases.

Cash Position and Indebtedness.    Our total cash and cash equivalents were $1.3 million at December 31, 2003 and $3.9 million at June 30, 2004. Our total long-term indebtedness including the current portion was $22.6 million at December 31, 2003 and $31.6 million at June 30, 2004. We intend to use the net proceeds from this offering to repay approximately $             million of our senior secured credit facility and all of our convertible subordinated notes and accrued interest for approximately $12.5 million.

Credit Facilities

We have a senior secured credit facility with Healthcare Business Credit Corporation (HBCC) that consists of a $11.5 million revolving line of credit and a $5.0 million term loan. The revolving line of credit with HBCC matures in April 2007. Generally, a borrowing base is established at 85.0% of eligible accounts receivable. Advances under the HBCC revolving line of credit bear interest at an annual rate equal to LIBOR plus 5.0%. HBCC also receives an unused fee equal to 0.375% of the average unused line of credit. As of June 30, 2004, the effective interest rate for borrowings under this facility was 6.36% per annum. Under the term loan, interest is payable monthly at the LIBOR rate plus 9.0%. The term loan is being repaid in consecutive monthly installments of $83,333 plus accrued interest commencing January 2, 2004, with a final payment of all unpaid principal, accrued interest, fees, costs and expenses due and payable on or before the earlier of December 31, 2008 or the maturity date. The HBCC senior secured credit facility is collateralized by substantially all of our assets. The credit facility contains customary covenants including debt service coverage ratio requirements. As of December 31, 2003 and June 30, 2004, we were in violation of our debt service coverage ratio. These violations were due to a change in estimate for contractual allowances related to prior year accounts which were deemed to be uncollectible. We obtained waivers for the December 2003 violation. We are pursuing a waiver for the June 2004 violation. None of the waivers cover violations in future periods.

On June 2, 2003 we entered into a one year $1.0 million line of credit with PNC Bank, National Association (PNC). Interest on advances under the line was payable monthly at LIBOR plus 1.0%. We purchased a certificate of deposit from PNC in an amount equal to the advances on the line ($1.0 million at December 31, 2003) to serve as collateral on the line. The line was terminated April 26, 2004.

On December 23, 2003 we entered into a $130,000 line of credit with Community Trust Bank, Inc. On March 24, 2004 the line was increased to $330,000. Interest is payable at the Highest Prime Rate most recently published in the “Wall Street Journal’s money rates column” as the base rate on corporate loans at large U.S. money center commercial banks plus 0.5% (4.5% at December 31, 2003). Principal is payable in 48 monthly installments of principal and interest using the formula above beginning November 23, 2004.

Notes Payable

In February 1999, we issued a $500,000 note as partial consideration to purchase all the common and preferred stock of NPPA of America, Inc. to Kindred Operating, Inc., f/k/a Vencor Operating, Inc. (Kindred). During 2003, we and Kindred reached a settlement under which we agreed to pay Kindred $520,000, with $100,000 due upon the execution of the agreement and the remainder to be paid in 14 monthly installments of $30,000.

In September 2001, we sold 10.0% convertible subordinated notes in the aggregate principal amount of $2.5 million to Bruckmann, Rosser, Sherrill & Co. II, L.P. (BRS) and our other existing stockholders. These notes mature at the earlier of September 2006 or five business days after demand of payment by BRS and carry an interest rate of 10% per annum, payable semi-annually.

In May 2002, we issued subordinated promissory notes in the aggregate principal amount of $1.9 million in partial consideration for the purchase of Best Choice and MAJJ. The Best Choice and MAJJ acquisition notes payable consist of two notes in the amount of $1.0 million each, which bear interest at a rate of 5.0% per annum, payable monthly. Principal on each of the notes is payable in 36 monthly installments of $0.3 million beginning June 1, 2005.

In March 2003, we sold 12.0% convertible subordinated notes in the aggregate principal amount of $5.0 million to our existing stockholders. These notes mature at the earlier of March 2008 or five business days after demand of payment by BRS, and bear interest at a rate of 12.0% per annum, payable semi-annually.

In January 2004, we issued notes in the aggregate principal amount of $850,000 as partial consideration to purchase all of the stock of PHC. The PHC acquisition notes are payable to the previous owner and consist of a $0.6 million 5.0% promissory note payable in 24 monthly installments of $0.2 million, plus accrued interest beginning May 1, 2004; and a $0.3 million note which is contingently payable in three quarterly installments of $0.1 million each beginning June 30, 2004. Each quarterly payment is conditioned upon the business achieving certain performance criteria for the immediately preceding three months. If the criteria are not achieved for the quarter, the quarterly installment rolls over to the subsequent quarter for an indefinite period of time.

In April 2004, we issued a promissory note in the aggregate principal amount of $0.2 million to Carebridge in partial consideration for the purchase of the assets and the assumption of certain liabilities of Carebridge. The principal of this note is payable in 24 monthly installments of approximately $0.1 million, beginning July 2004, and the notes bear interest at a rate of 5.0% per annum.

In June 2004, we sold 20.0% convertible senior subordinated notes in the aggregate principal amount of $5.0 million to our existing stockholders. They carry an interest rate of 20.0% per annum, payable semi-annually, and mature at the earlier of September 2007 or five business days after demand of payment by BRS.

Future Funding Requirements

We believe available borrowings under our senior secured credit facility, together with our cash flows from operations and the net proceeds of this offering, will be sufficient to fund our requirements for the next 12 months. To the extent available borrowings and cash flows from operations are insufficient to fund future requirements, we may be required to seek additional financing through increases in our senior secured credit facility, negotiate credit facilities with other lenders or institutions or seek additional capital through private placements or public offerings of equity or debt securities. No assurances can be given that we will be able to extend or increase the existing senior secured credit facility, secure additional bank borrowings or complete additional debt or equity financings on terms favorable to us or at all. Any such financing may be dilutive in ownership, preferences, rights, or privileges to our stockholders. If we are unable to obtain funds when needed, or on acceptable terms, we will be required to curtail our acquisition and development program. Our ability to meet our funding needs could be adversely affected if we suffer adverse results of operations, or if we violate the covenants and restrictions to which we are subject under our senior secured credit facility.

Quarterly Results

The following table presents quarterly historical financial information for the 10 quarters ended June 30, 2004. The information for each of these quarters is unaudited and has been prepared on a basis consistent with our audited consolidated financial statements appearing elsewhere in this prospectus. We believe the quarterly information contains all adjustments, consisting only of normal recurring adjustments, necessary to fairly present this information when read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. Results of operations for any quarter are not necessarily indicative of results for a full fiscal year.

	Quarterly Results
	2002				2003				2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr
	(in thousands)
Statement of Operations Data:
Net revenues	$6,128	$8,107	$9,906	$10,897	$11,827	$13,528	$14,703	$13,044	$16,462	$16,320
Costs and expenses:
Salaries, wages and benefits	4,793	5,971	6,971	7,812	8,485	9,770	10,494	11,633	11,716	12,744
Other operating expenses	1,094	1,420	1,765	2,694	2,014	2,473	2,540	3,078	2,893	3,068
Bad debt expense	178	207	233	257	274	297	307	304	418	458
Depreciation and amortization	133	131	138	(11)	118	187	263	274	281	302
Interest expense, net	184	404	293	291	291	455	485	292	521	580

	6,382	8,133	9,400	11,043	11,182	13,182	14,089	15,581	15,829	17,152

Income (loss) from continuing operations before income taxes	(254)	(26)	506	(146)	645	346	614	(2,537)	633	(832)
Income tax expense (benefit)	4	—	—	(11)	—	—	—	12	49	—

Income (loss) from continuing operations	$(258)	$(26)	$506	$(135)	$645	$346	$614	$(2,549)	$584	$(832)

During the fourth quarter of 2003 and the second quarter of 2004, our revenues reflect changes in estimates for contractual allowances of $3.0 million and $1.5 million, respectively. Due to these changes, we recognized a loss of $2.5 million in the fourth quarter of 2003 and a loss of $0.8 million in the second quarter of 2004. Excluding the impact of these changes in estimates, our income from continuing operations was $0.5 million and $0.7 million, respectively.

Our operating results have varied on a quarterly basis and may fluctuate significantly in the future. Our quarterly operating results depend on many factors including, but not limited to, the following, our ability to recruit and train new NPPs in new or existing local markets, the overall patient demand for our healthcare services, acquisitions, increased competition in our local markets, the relative proportion of revenues we derive from various services, changes in our operating expenses, changes in our business strategy, and economic and political conditions, including fluctuations in interest rates and tax increases.

Reimbursement, Legislative And Regulatory Changes

Legislative and regulatory action has resulted in continuing changes in reimbursement under the Medicare and Medicaid programs that could limit payments we receive under these programs. Within the statutory framework of the Medicare and Medicaid programs, there are substantial areas subject to legislative and regulatory changes, administrative rulings, interpretations, and agency discretion which may further affect payments made under those programs, and the federal and state governments may, in the future, reduce the funds available under those programs or require more stringent utilization and quality reviews of our providers or require other changes in our operations. Additionally, there may be a continued increase in managed care programs and future restructuring of the financing and delivery of healthcare in the United States. These events could have a material adverse effect on our future financial results.

Inflation

While inflation was not a material factor in revenue or operating expenses during the periods presented, our business is labor-intensive. Wages and other expenses increase during periods of inflation and labor shortages, such as the growing nationwide shortage of nurses, which could increase the wages and benefits necessary to recruit and retain nurse practitioners and physician assistants. In addition, suppliers pass along rising costs to us in the form of higher prices. We have implemented cost control measures to curb increases in operating costs and expenses. We have to date offset increases in operating costs by growing our revenue.

Commitments

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due as of June 30, 2004:

	Total	Payments Due Period
		Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Long-term debt(1)	$31,063	$1,071	$12,282	$17,710	$—
Capital lease obligations	728	123	383	190	32
Operating leases	2,461	386	1,865	210	—

Total contractual cash obligations	$34,252	$1,580	$14,530	$18,110	$32

(1)	Assumes payment of our convertible subordinated notes and the HBCC senior credit facility at their stated maturity.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rates.    We are exposed to market risks relating to changes in interest rates on our HBCC senior secured credit facility. Our debt obligations subject to floating rates at June 30, 2004 include $10.7 million of variable rate debt at an approximate average interest rate of 6.4% and $4.6 million at a rate of 10.4%. A 100 basis point change in interest rates on our variable rate debt would result in interest expense fluctuating approximately $153,000.

Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity” (SFAS 150), which established standards for how an issuer classifies and measures certain financial instruments with the characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, with certain exceptions, and otherwise is effective as of January 1, 2004, except for certain mandatorily redeemable financial instruments, for which the effective date is January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. We do not have any financial instruments that are within the scope of SFAS 150.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the activities, is entitled to receive a majority of VIEs residual returns (if no party absorbs the majority of the losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest. FIN 46 was effective for VIEs created after January 31, 2003. After January 31, 2003 we entered into two joint ventures to operate home health agencies and one joint venture to operate a hospice. Since the joint ventures were each determined to be a VIE and we are their primary beneficiary, we have consolidated the joint ventures since their inception.

On December 31, 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (SFAS 148). SFAS 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123), to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure provisions of SFAS 123 to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS 148 became effective for us on December 31, 2003 and did not have any significant impact.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” (SFAS 144). This statement addresses how and when to measure impairment of long-lived assets and how to account for long-lived assets that an entity plans to dispose of either through sale, abandonment, exchange, or distribution to owners. The new provisions supersede SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” (SFAS 121), which addressed asset impairment, and certain provisions of Accounting Principals Board (APB) Opinion No. 30 related to reporting the effects of the disposal of a business segment, and require expected future operating losses from discontinued operations to be recorded in the period in which the losses are incurred rather than the measurement date. The provisions of SFAS 144 became effective for us on January 1, 2002 and did not impact us.

In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). The statement established new accounting and reporting standards for finite lived and indefinite lived intangible assets and goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually effective January 1, 2002. As a result of the adoption of SFAS 142, we discontinued amortizing goodwill effective January 1, 2002.

BUSINESS

Overview

We are a leading provider of residential healthcare services that meet the specialized needs of the growing geriatric population in the United States. Our physicians and non-physician practitioners, or NPPs, strive to replicate a physician office visit by providing primary medical care to our patients in non-acute, residential settings such as nursing facilities, assisted living facilities and retirement communities and in their homes. We rely primarily on NPPs to improve access to high quality, cost effective care before a patient’s health condition deteriorates to the point of requiring more complex or expensive care. In both our nursing facility-based and housecall programs, our NPPs perform medical exams to evaluate and diagnose patients, establish treatment plans, prescribe medications and monitor the health of our patients. To offer our patients a broader continuum of medical care, we provide complementary services, including clinical laboratory testing, mobile diagnostic exams, home health nursing and, recently, hospice care.

Our programs and services emphasize proprietary evidence-based treatment protocols and standardized medical management, and fill what we believe is a critical gap in access to appropriate primary medical care available to elderly individuals. We offer each of the major constituents in geriatric healthcare the following benefits:

•	Patients. Improved outcomes as a result of timely access to quality care and appropriate management of common chronic geriatric conditions;

•	Patients’ families. Improved communication and caregiver support;

•	Facility operators. Enhanced financial performance as a result of improved primary care for residents and reduced lost beds due to fewer emergency room visits and hospitalizations, improved regulatory compliance and increased resident and family satisfaction;

•	Attending physicians. Improved overall service and increased office productivity; and

•	Third-party payors. Reduced costs of physician office and hospital in-patient services.

We have grown rapidly since our inception in 1998 primarily by expanding the number of facilities and patients we serve with our facility-based and housecall programs, as well as expanding our referral network. As of June 30, 2004, we employed an aggregate of approximately 290 full-time equivalent health professionals and provided services in 15 states and the District of Columbia. As of June 30, 2004, we had an active patient census of approximately 70,000 patients in our facility-based and housecall programs. During the six months ended June 30, 2004, we completed approximately 368,000 patient visits in our residential provider services segment, which represents a 28% increase over our patient visits during the six months ended June 30, 2003. Our home health business provided approximately 145,000 patient days of care in the six months ended June 30, 2004, which represents a 27% increase over our home health patient days for the six months ended June 30, 2003. Our net revenues have increased from $15.6 million in 2001 to $53.1 million in 2003. Our net revenues of $32.8 million for the six months ended June 30, 2004 represent a 29% increase over our net revenues of $25.4 million for the six months ended June 30, 2003.

We have augmented our organic growth with several small acquisitions. We intend to continue to grow through a disciplined strategy of internal program development, selected acquisitions and strategic relationships, and the addition of complementary services to better care for our patient population and leverage our network of providers.

Industry Overview

The geriatric patient population drives significant utilization of healthcare services in the United States. In 2002, Medicare, the primary healthcare payor for individuals over age 65, spent $83.4 billion on physician services for its beneficiaries, or 24.6% of total U.S. spending on physician services. From 1999 to 2002 the volume of physician services funded by Medicare grew at an average annual rate of 5.1%. In 2002, Medicare spent over $15 billion for those services that our NPPs and physicians commonly provide to patients.

The geriatric population generally suffers from uncoordinated treatment of chronic conditions, which are often accompanied by multiple co-morbidities. Common conditions include cardiac or congestive heart failure, chronic diabetes, respiratory infections, non-healing wounds, dementia, malnutrition and negative pharmaceutical interactions. These patients continue to rely on office-based physicians and local hospitals for primary medical care.

Many geriatric patients do not have appropriate access to residential primary care. Long-term care facilities, including nursing homes, must ensure that the primary care needs of residents are being met. However, these facilities typically do not provide primary medical services themselves. We believe there are also many elderly individuals who are periodically homebound or lack reliable transportation, and must rely on relatives, friends and government programs for transportation to their doctor’s offices. In each case, nursing facility residents and non-ambulatory patients living at home continue to depend on physicians who are generally unable or unwilling to disrupt their practices to attend to “out-of-office” patients on a timely basis due to their focus on office-based productivity. According to data from the Centers for Medicare & Medicaid Services, or CMS, physicians deliver care in their office or at a hospital approximately 95% of the time. As a result of this dynamic, local emergency rooms are often used inappropriately to deliver primary care to nursing facility residents and individuals living at home.

These conditions have led to a gap in access to appropriate primary medical care for the geriatric population. NPPs, including nurse practitioners, physician assistants and clinical nurse specialists, represent a category of professionals that may fill this gap in care. NPPs are healthcare professionals who provide many of the same services traditionally provided by physicians, such as diagnosing illnesses, performing physical exams, ordering and interpreting laboratory tests, establishing and carrying out treatment plans, prescribing medications, and providing preventative health services. NPPs represent a growing segment of the healthcare workforce. The number of certified NPPs increased from about 60,000 in 1992 to 124,000 in 2000. While multiple studies over the past decade have shown comparable patient outcomes and quality for the services provided by both NPPs and physicians, Medicare pays NPPs only 85% of the reimbursement rate paid to physicians for the same services.

Industry Growth Drivers

We believe that a number of current trends will drive demand for residential geriatric health services, including:

Aging population in the United States.    According to CMS, enrollment in the Medicare program, comprised primarily of individuals age 65 and older, is expected to increase from 34.9 million elderly beneficiaries, or 12.0% of the U.S. population, in 2003, to 52.2 million elderly beneficiaries, or 15.5% of the U.S. population, in 2020. This implies an average annual growth rate of 2.9%, exceeding overall average annual population growth of 0.9%. The United States Census Bureau estimates the population age 80 and older will grow from 10.1 million to 13.4 million over the same period. The aging U.S. population will place continued stress on the nation’s healthcare delivery system and increase the importance of access to appropriate geriatric medical care.

Increasing need for geriatric focused care.    The geriatric patient population can suffer from complex and chronic medical conditions that require specialized care to treat and monitor effectively. CMS is currently evaluating standardized medical management programs targeting the most common disease states affecting Medicare beneficiaries in an effort to improve patient outcomes and reduce the long-term costs of treating these diseases. CMS has recognized that specialized geriatric care and preventative health exams can reduce the prevalence of multiple co-morbidities in Medicare beneficiaries. While there is a growing emphasis on developing standardized geriatric treatment protocols, there is a severe shortage of healthcare professionals principally focused on geriatric care. According to the Association of Directors of Academic Programs, the number of physicians that have elected to become certified geriatricians declined 27% from 1998 to 2004.

Increasing need for residential primary care.    As the Medicare population grows and the average age of beneficiaries increases, nursing homes and home health agencies may not have sufficient capacity to address the primary care needs of elderly individuals living in the community. The burden of caring for geriatric patients is increasingly carried by general practitioners who cannot efficiently provide care outside the office or hospital. Nursing home visits, which represented less than 2% of all physician services provided to Medicare beneficiaries in 1999, declined at an average annual rate of 0.4%, while emergency room visits by Medicare beneficiaries increased at an average annual rate of 5.7% through 2002. At the same time, home health agencies serve approximately 2.5 million Medicare beneficiaries annually, only 7% of the total Medicare population. However, CMS estimates that more than 33% of the Medicare population already needs assistance with at least one activity of daily living, such as bathing, dressing, feeding, transferring (bed to chair) and walking. Without regular access to appropriate home nursing services, we believe these beneficiaries could place an increasing strain on local primary medical care resources.

Government focus on cost-efficient healthcare delivery.    Medicare expenditures for physician services comprise approximately 25% of total expenditures for physician services in the United States. In an effort to control rising healthcare expenditures, each year CMS establishes targeted levels of spending on physician services and adjusts reimbursement rates in an effort to manage actual spending in line with the target. We believe that cost savings related to using NPPs rather than physicians, eliminating preventable emergency room visits, ambulance use and hospital admissions, and utilizing standardized geriatric medical and medication management, is consistent with government cost containment strategies and enhances the potential growth of our residential geriatric health services model.

Our Strengths

We are one of the largest providers of residential geriatric health services.    We are one of the nation’s largest organized providers of residential geriatric primary care based on our geographic scope and breadth of services. As a result, we have an advantage in building strong referral relationships with national and regional long-term care facility operators and home healthcare companies. Our market presence and reputation also provide an advantage in building referral relationships with local attending physicians.

We focus on geriatric primary care.    Geriatric healthcare services are generally recognized as a distinct specialty within the healthcare industry. Our healthcare providers focus exclusively on geriatric patients and utilize our Applied Geriatrics Protocols, or AGP. AGP is a series of standardized, evidence-based disease state management protocols specifically designed to address the needs of geriatric patients. We believe that our expertise in geriatric medicine differentiates us from local general practitioners and can improve patient outcomes.

We have experience in managing a complex delivery model.    In addition to meeting the demanding medical needs of the geriatric population, the operational infrastructure required to adequately manage and support a growing, geographically diverse network of semi-autonomous healthcare providers is highly complex and requires specialized knowledge. We actively manage and monitor day-to-day indicators, including active patient census, patient visits by type of service, utilization of ancillary services and NPP productivity. We also track key measures of our costs of providing care in each of our programs and services. These management tools assist us in tracking the performance of each program and maximizing our operational efficiency.

We provide a wide range of complementary services.    The breadth of primary care and complementary services we provide enables us to deliver a broad continuum of care to our patients. Our continuity of care can improve patient satisfaction and communication with families, and ensure patients are receiving the right care, in the right setting, at the right times. Many physicians with which we have referral relationships have patients that use one or more of the services we provide. We believe physicians prefer to send patients to a single-source provider for multiple services, because it requires less administrative commitment, requires managing fewer referral relationships and improves communication and record-keeping.

We have an efficient and scalable operating model.    We operate as a network of local healthcare providers who are part of the communities they serve. At the same time, our providers apply standardized protocols and our local program managers utilize standardized management tools, allowing us to replicate programs in new markets. Our organizational structure and our centralized corporate services enable us to control costs at the local level, while providing prompt, responsive and comprehensive quality service to our patients. In addition, our operations infrastructure is scalable and allows our employees to react quickly to additional opportunities to provide our services.

We have an experienced management team.    We have assembled a management team with the operating, regulatory and financial experience to grow our company. While managing the nursing home operations of a national long-term care company, our senior management team has experienced the difficulties caused by the gap in residential geriatric care. Our executive officers, in the aggregate, have more than 75 years of experience in managing a variety of healthcare organizations, including long-term care, home health and hospice companies. Each also has significant experience in successfully integrating acquired operations.

Our Strategy

Our strategy is to expand our market leadership in providing high-quality, cost-effective medical care to geriatric patients in residential settings. We generally enter a new market by implementing our facility-based programs with local operators. This generally provides our NPPs with immediate access to a potential patient population with critical mass. As we build market presence, referral relationships and scale, we subsequently develop housecall programs. We then add complementary services, including clinical laboratory testing, mobile diagnostic exams, home health nursing services and hospice. The key elements of our strategy include:

Increase active patient census.    Our facility-based program provides services to approximately 60,000 patients, or approximately 8%, of the patients in facilities in the 20 regions we serve. We provide our housecall services to approximately 10,000 patients, which we believe to be only a very small portion of the potential housecall opportunity in our markets. We have historically relied on strong relationships with multi-facility nursing home operators and word-of-mouth referrals to increase our patient base. We intend to hire regionally-focused sales professionals to call on operators of long-term care facilities we do not already serve, as well as physicians, discharge planners, community organizations and other referral sources. We will support these sales professionals with advertising campaigns and collateral marketing materials designed to reinforce the existence and quality of the geriatric services we provide. By increasing our marketing initiatives and enhancing our referral network, we expect to increase the number of patients we serve. We also believe that any increase in our patient census will increase the volume of complementary services that we provide and result in opportunities to expand our complementary services in markets where these services are currently not offered.

Enter carefully selected new markets.    We plan to enter carefully selected new markets to diversify our operations geographically and grow our patient census. We focus on markets that offer attractive demographic characteristics, pre-existing relationships with physicians or long-term care facility operators, proximity to our existing markets, a sufficient pool of qualified physicians and NPPs from which we can recruit, and a favorable regulatory environment.

Offer new complementary services.    We intend to expand our complementary services offerings to increase our revenue per patient, drive expansion of our referral network and strengthen our local market position with third-party payors. We focus our expansion efforts in areas that leverage our management expertise, our referral network and our providers, and enable us to provide better services to our patients. Additional services could also serve to diversify our payor mix and minimize our exposure to changes in the reimbursement rates for any one program or type of service we provide.

Improve operational efficiencies and information technology capabilities.    We plan to continually enhance our operations by investing in information technology and business process improvements that will allow our employees to perform their jobs more efficiently, improve our collections cycle and decrease our administrative cost per patient visit. For example, we are currently implementing electronic medical record systems that are expected to improve clinical documentation and automate portions of our billing process. Additionally, we continue to improve the training and support we provide our physicians and NPPs, including updates of advances in patient care and better coordinated scheduling.

Pursue selected acquisitions and other strategic transactions.    We have acquired several similar businesses, including a housecall provider, a nurse practitioner organization and a home health agency. In addition, we have established a number of joint ventures. We expect to continue to identify and evaluate opportunities for acquisitions, joint ventures and other strategic relationships in new and existing markets that will enhance our market position, expand our referral base and increase the number of complementary services we offer. We evaluate each transaction opportunity based on relative attractiveness of the transaction terms and structure, strategic fit with our existing operations, and our ability to integrate new operations.

Our Services

We provide two broad categories of services. Our residential provider services are delivered by our physicians and NPPs. Our home health and hospice services are provided by skilled nurses, therapists, home health aides and social workers.

Residential Provider Services

Facility-based Program.    As of June 30, 2004, we operated approximately 700 facility-based programs and had an active patient census of approximately 60,000 in these programs. In our facility-based program, we staff nursing homes with NPPs employed by us to provide care to residents. All of our facility-based NPPs are licensed nurse practitioners. If residents have an attending physician, we work to obtain a referral to provide services to such residents. Otherwise, our NPPs become the primary care provider to residents needing medical care. Our NPPs work collaboratively with physicians and are afforded a great deal of autonomy in identifying residents who need care and establishing treatment plans. Our NPPs make rounds at facilities each work day and are on call to provide care 24 hours a day.

Our facility-based providers perform physical exams to evaluate and diagnose medical conditions in new patients. To confirm a diagnosis, our NPPs will often order appropriate clinical laboratory tests and collect test specimens. If necessary, they will also order diagnostic exams such as electrocardiograms or vascular ultrasound studies. Based on physical exams and diagnostic tests, our NPPs make a diagnosis, establish a treatment plan and prescribe medications using AGP. AGP also emphasizes reviewing a patient’s medication regimen to determine relevance of older prescriptions and improve pharmacotherapy compliance on an on-going basis. Follow-up visits are performed as needed.

Long-term care facilities must ensure that the primary care needs of residents are being met appropriately. Facilities generally address this obligation by arranging for physician care at the facility or arranging for transportation, which is an administrative burden for facility staff. Generally, we do not contract with long-term care facility operators to provide primary care services to their residents. We receive consent to staff facilities with our NPPs primarily based on our reputation for quality service, the improved level of patient care we provide, and financial benefits to the facility of fewer lost bed days due to hospitalizations.

Housecall Program.    We operate our housecall program in substantially all of our markets. Our housecall program has an active patient census of approximately 10,000. Our housecall patients are often chronically ill and have more complex symptoms than nursing home residents that receive regular nursing care. For this reason, we generally use a team comprised of our physicians and NPPs to provide care.

Our physicians typically perform the initial visit and physical exam of the patient, and determine the plan of treatment based on our AGP. NPPs perform follow-up visits to monitor the patient’s progress and suggest updates to the treatment plan, when necessary.

Ancillary Services.    In order to better meet the needs of our patients and the routine requests of our providers, we provide clinical laboratory testing and mobile diagnostic services to assist our providers in quickly and accurately assessing and diagnosing our patients. Long-term care facilities are generally underserved by large, central laboratories with courier networks designed to service hospitals and office-based physicians. Delivering patient specimens to collection sites and slow turn-around times impacts the productivity of our NPPs. Scheduling diagnostic exams at local outpatient clinics or hospitals increases the administrative burden on our providers and can be difficult for our patients. Relying on third-parties for ancillary services can be a challenge for providers.

Located in Louisville, Kentucky, our laboratory is approximately 4,800 square feet in size and has capacity to perform approximately 25,000 tests per day. We primarily perform routine clinical blood and urine tests. These are highly automated and cost-effective processes, and we are generally able to deliver 24 hour turn-around times. Our NPPs and phlebotomists in the field collect and ship patient specimens to our laboratory daily using standard overnight delivery services. We do not limit our laboratory services to our patients only, but will perform testing for any facility resident when requested. In response to demand, we have a limited number of contracts with facilities to provide laboratory services to all residents. Our laboratory is certified under the Clinical Laboratory Improvement Amendments Act, or CLIA, and is accredited by the College of American Pathologists Laboratory Accreditation Program.

We currently operate five custom mobile diagnostic units in selected markets where the number of our patients warrants this service. Our trained diagnostic technicians can provide patients with a number of diagnostic services, including electrocardiograms, vascular ultrasounds and Holter monitoring exams.

Home Health and Hospice Services

Our home health and hospice programs are complementary to our residential provider services. Many of our patients utilize home health or hospice care at some point in their lives. We believe offering a broad continuum of care to our patients enhances our competitive position in local markets and enables us to leverage our existing referral relationships.

Home Health.    As of June 30, 2004, we operated 7 home health offices in Florida and Nevada consisting of 5 central offices with Medicare provider numbers and 2 branch offices. We provide a wide variety of home health services through the use of various providers, including:

•	registered nurses who provide specialty services such as skilled monitoring, treatment assessments, patient education and infusion or respiratory therapy;

•	licensed practical nurses who perform technical procedures and administer medications;

•	physical and occupational therapists who work to strengthen muscles, restore range of motion and facilitate recoveries;

•	speech pathologists who work to restore communication skills, particularly after a stroke;

•	medical social workers who help families address the problems associated with acute and chronic illnesses;

•	home health aides who provide assistance with daily living activities; and

•	private duty nurses who provide hourly nursing and respite care services.

Hospice.    In July 2004, we launched our hospice program in Texas. Hospice programs are a cost-effective approach to improving the comfort and support of terminally ill patients. In the past decade, the number of hospice beneficiaries in the U.S. has increased significantly. According to CMS, the number of Medicare beneficiaries who elected hospice care increased from approximately 143,000 in 1992 to approximately 594,000 in 2001, an average annual growth rate of 35%. We believe that this increase is due in large part to increasing public awareness and acceptance of hospice care and the benefits hospice provides to patients, their families and payors. Despite this rapid growth of the Medicare hospice program, hospice services represented less than three percent of total Medicare spending in 2003. We believe the opportunity to provide hospice care to our patient population is significant and will continue to grow as demand for appropriate end-of-life care continues to increase.

We provide a full range of hospice services, from pain and symptom control to spiritual support, tailored to the individual needs of our patients and their families. Each patient’s care plan is managed by a multi-disciplinary team comprised of a physician, a nurse, a home health aide, a social worker, a physical therapist, a speech pathologist, a spiritual counselor, a dietary counselor, a respite care nurse and a bereavement coordinator. A hospice care team includes many professional components already utilized in our residential provider programs and home health operations.

Our Business Operations

Program Management.    Our operations are currently organized into 20 geographic districts, each of which is managed by a director of operations, who serves as a liaison with facility administrators, NPPs, physicians and the community. Each director of operations is responsible for the overall management of local facility-based and housecall programs, including quality of care, employee recruitment, staffing and scheduling, and monitoring our financial success within the programs. Each director of operations reports to one of our four regional vice presidents, all of whom have extensive geriatric care experience. We expect to hire field level billing specialists to assist us in the collection of relevant patient data required for reimbursement.

Recruiting, Credentialing and Enrollment.    We have significant experience in recruiting, credentialing and enrolling NPPs in Medicare and Medicaid programs. We seek to employ NPPs who desire to work independently and with a focus on geriatric care. Our local directors play a central role in the recruiting and interviewing process. We recruit regionally through trade advertising, referrals from our workforce and relationships with staffing agencies. We pre-screen all candidates and verify their credentials, licensure and references before hiring. As part of our credentialing process, we also review documentation of the collaborating physician relationship required of our NPPs. Once we have hired a new healthcare professional, we will facilitate his or her enrollment as a Medicare provider. Upon receipt of a Medicare provider number, we apply for a Medicaid number. Obtaining these numbers is a complex and time-consuming process that we undertake on behalf of our NPPs. We enter into employment contracts with all of our NPPs that include assignment of their Medicare and Medicaid receivables to us and non-compete terms.

Coding, Billing and Collection.    We assume responsibility for billing and collection for services rendered by our network of providers. Field personnel transmit clinical documentation of each visit to our billing department. Coding specialists review field reports to verify appropriate coding before any claim is submitted for reimbursement. We provide our professional staff with training that emphasizes detailed, accurate documentation of and proper coding protocol for all procedures performed and services provided. Our commitment to clean claims and approach to coding and billing has resulted in few rejected claims. Our billing and collection operations are conducted from our corporate headquarters.

Our billing systems utilize fee schedules for billing patients, third-party payors and government sponsored programs, including Medicare and Medicaid. Fees billed to government sponsored programs, including Medicare and Medicaid, are based on the Medicare allowable amounts per patient visit or episode. Insurance information is requested from all patients either at the time the first appointment is scheduled or at the time of service. A copy of the insurance card is sent to our corporate billing office and entered into our billing system at the time of billing so that it is readily available to staff during the collection process. Patient demographic information is also collected for our billing systems.

Charges are posted to our billing system by our corporate office personnel. After charges are posted, edits are performed, any necessary corrections are made and bills are sent electronically to the clearing house. Any bills not able to be processed electronically through the clearinghouse are printed and mailed by personnel in the clearing house. Daily, weekly and monthly accounts receivable analysis reports are utilized by staff and management to prioritize accounts for collection purposes, as well as to identify trends and issues.

Risk Management.    We maintain a comprehensive risk management program focused on reducing risk and improving outcomes through evidence-based medicine, including comprehensive patient evaluation, documentation, education programs and standardized geriatric treatment protocols. We maintain professional and general liability coverage.

In addition to our proactive measures, we engage in a peer review process of any incidents involving our providers. Upon notification of an incident concerning the quality of care, the Quality Management/Research/Risk Committee, chaired by our Chief Operating Officer and comprised of our Chief Medical Officer, Vice President of Clinical Education, Corporate Compliance Officer and other rotating members from each region, reviews the information obtained and makes a prompt determination of whether inadequate care was provided and what, if any, remedial measures are appropriate.

We also have other active committees, each of which is comprised of rotating members from each region’s clinical professionals and operations personnel. The committees include:

•	Clinical Practice/Utilization Management Committee. The Clinical Practice/Utilization Management Committee addresses the development and implementation of and compliance with clinical procedures, protocols, guidelines and utilization standards. The committee is chaired by our Chief Medical Officer.

•	Medical Ethics Committee. The Ethics Committee is responsible for family and physician relations questions, ethical issues and issues related to the overall corporate policy regarding any ethical aspect of medical care. The committee is chaired by our Chief Compliance Officer.

•	Education/Orientation Committee. The Education Committee addresses identification of educational needs, development of educational venues and materials, curriculum and training, planning and development and continuing education programming. The committee is chaired by our Vice President of Clinical Education.

Payment for Our Services

We are highly dependent on government reimbursement programs which pay for substantially all of the services we provide to our patients. Reimbursement under these programs, primarily Medicare and Medicaid, is subject to frequent changes. Medicare is a federally funded program available to persons ages 65 years or older and with certain disabilities. Medicaid, a program jointly funded by federal, state, and local governmental agencies, is designed to pay for certain healthcare services provided to low-income individuals without regard to age and is generally a secondary payor for our patients. In addition to these federally funded programs, we also receive payment from other third party payors, including insurers and managed care companies.

Medicare provides two types of coverage to beneficiaries, Hospital Insurance, commonly referred to as Part A, and Supplemental Medical Insurance, commonly referred to as Part B. Part A pays for inpatient hospital stays, care in a skilled nursing facility, hospice care and some home healthcare. Part B pays for physician services (including those services provided by our NPPs), outpatient hospital care, durable medical equipment and some medical services not covered under Part A. In 2003, 94% of all elderly Medicare beneficiaries were enrolled to receive both Part A and Part B coverage. In 2002, Part A spending of $145.6 billion accounted for 57.6% of benefit payments, while Part B spending of $107.0 billion accounted for 42.4% of benefit payments.

Provider Services Reimbursement.    Provider services are reimbursed under Medicare Part B on a fee-for-service basis. Physicians are paid for their services according to a fee schedule established and updated annually by CMS. While CMS provides for a set reimbursement per visit, there is no limit on the number of visits or total reimbursement allowed per patient. The physician fee schedule is comprised of more than 7,000 separate Current Procedural Terminology, or CPT, codes. Reimbursement for each CPT code is based on a formula using a relative weighting multiplied by a dollar amount, called the conversion factor. Each CPT code is assigned a relative weight to account for different resource requirements of each service. The relative weight is further adjusted for geographic differences in practice costs. The relative weight unique to each CPT is then multiplied by the conversion factor to determine the final payment. CMS evaluates adjustments to the conversion factor and relative weight adjustments annually. NPPs are reimbursed at a rate that is 85% of the rate paid to physicians for the same services.

In recent years, Medicare Part B spending has exceeded targets established by CMS, prompting adjustments to the conversion factor in an effort to offset increased utilization of services and control Part B expenditures. In passing the Medicare Prescription Drug, Improvement and Modernization Act of 2003, Congress amended the update formula for physician services and required a conversion factor update of no less than 1.5% in fiscal years 2004 and 2005.

Home Health and Hospice Reimbursement.    Medicare home health services are reimbursed under Medicare Part A. Part A services are reimbursed on a prospective basis. Providers receive a fixed payment for providing services based on a predetermined rate that CMS believes is sufficient. There are often limitations placed on utilization of Part A services, as well as strict guidelines regulating the provision of services in order to qualify for Medicare reimbursement. CMS determines Part A reimbursement rates based on historical costs of providing particular services, expected increases in those costs, and certain adjustments for location and patient acuity. Each year, CMS evaluates potential changes or updates to reimbursement rates. The prospective payment system places the provider at risk for managing the actual cost of providing care relative to the fixed payment received for providing services.

Over the past five years, home health reimbursement methodology has undergone significant change. Since October 2000, home health providers have been paid by Medicare based on episodes of care. An episode of care is defined as a length of care up to 60 days with multiple subsequent episodes allowed. A base episode payment is established by Medicare for all episodes of care ended during the applicable time periods detailed below:

Period	Base episode payment
Beginning October 1, 2000 through March 31, 2001	$2,115 per episode
April 1, 2001 through September 30, 2001	$2,264 per episode
October 1, 2001 through September 30, 2002	$2,274 per episode
October 1, 2002 through September 30, 2003	$2,159 per episode
October 1, 2003 through March 31, 2004	$2,231 per episode
April 1, 2004 through December 31, 2004	$2,213 per episode

With respect to Medicare reimbursement changes, the applicability of the reimbursement change is dependent upon the completion date of the episode; therefore, changes in reimbursement, both positive and negative, will impact our financial results up to 60 days in advance of the effective date.

The base episode payment is adjusted by a number of factors including, but not limited to, the following: a case mix adjuster consisting of 80 home health resource groups; the applicable geographic wage index; low utilization; intervening events; and other factors. As a result, the actual payment to us is different from the base episode payments listed above, but generally a decrease in base episode payment will result in a decrease in actual episode payments. The episode payment will be made to providers regardless of the cost to provide care. The services covered by the episode payment include all disciplines of care, in addition to medical supplies, within the scope of the home health benefit.

The estimated episodic payment is billed at commencement of the episode and a portion of the cash reimbursement is typically received before all services are rendered. Sixty percent of the estimated reimbursement is received at initial billing for the initial episode of care per patient, and 50% is received at initial billing for subsequent episodes of care. The remaining reimbursement is received upon completion of the episode.

To receive Medicare payment for hospice services, two physicians must certify that the patient has a life expectancy of six months or less if the illness runs its normal course. This determination is made based on the physicians’ clinical judgment. Medicare recognizes, however, that terminal illnesses often do not follow an entirely predictable course, and therefore the hospice benefit remains available to beneficiaries so long as the hospice physician or the patient’s attending physician continues to certify that the patient’s life expectancy remains six months or less.

Medicare pays for hospice services on a prospective payment system basis under which we receive an established payment for each day that we provide hospice services to a Medicare beneficiary, depending on which of the four levels of care is being provided to the beneficiary: routine home care; general inpatient care; continuous home care; or respite care. These rates are then subject to annual adjustments for inflation and may also be adjusted based upon the location where the services are provided due to variability in labor costs which is generally the greatest single expense for hospice programs. In addition, Medicare payments for hospice services are subject to two additional limits or “caps,” both of which are assessed on a provider-wide basis. The first of these two caps is commonly known as the “80-20” rule and applies only to Medicare inpatient services. Overall Medicare payments to our hospice programs are also subject to an annual per-beneficiary limitation. This per-beneficiary cap amount is revised annually to account for inflation.

Medicaid Reimbursements.    State Medicaid programs are another source of our net patient revenue. Medicaid is a state-administered program financed by state funds and matching federal funds. Medicaid is generally a secondary payor for our services. In these instances, we first receive our Medicare reimbursement and the portion which Medicare does not cover is then submitted to the applicable state Medicaid program for reimbursement. Each state Medicaid program has some discretion as to whether it will reimburse providers for certain services.

The following table sets forth our revenues derived from each major class of payor during the indicated periods (by percentage of net revenues):

	Years Ended December 31,			Six Months Ended June 30,
Payor Mix	2001	2002	2003	2003	2004
Medicare Part B	87%	77%	69%	68%	71%
Medicare Part A	0	12	20	22	19
Medicaid and other government	5	5	5	4	4
Commercial insurance and other	8	6	6	6	6

	100%	100%	100%	100%	100%

Sales and Marketing

The primary focus of our marketing activities is on increasing patient referrals from existing referral sources and establishing new referral sources. Our referral sources include:

•	physicians;

•	long-term care facility operators;

•	hospitals discharge planners;

•	home health agencies;

•	managed care companies; and

•	community social service organizations.

We have historically relied on strong relationships with multi-facility nursing home operators and word-of-mouth referrals to increase our patient base. Each of our geographic markets is led by a director of operations who is currently responsible for expanding referral relationships. Each director of operations seeks to develop patient referral sources located in his or her territory by regularly calling on those referral sources and generally educating them regarding our services and geriatric care. Our local representatives provide feedback to those sources regarding the status of referred patients when appropriate and with the patient’s consent. Our marketing efforts also include educational seminars for physicians and hospital personnel and community-based events.

We have dedicated marketing personnel in locations where we provide housecall services. Our housecall marketing representatives are responsible for calling on local referral sources such as long-term care facilities, home health agencies, discharge planners, hospice providers, local physicians and various community organizations. We also use a variety of direct marketing techniques to educate people about our housecall programs, including print, radio and television advertising.

We intend to hire regionally-focused sales professionals to call on operators of long-term care facilities we do not already serve, as well as physicians, discharge planners, community organizations and other referral sources. We will support these sales professionals with advertising campaigns and collateral marketing materials designed to reinforce awareness of the existence and quality of the geriatric services we provide. By increasing our marketing initiatives and enhancing our referral network, we expect to increase the number of patients we serve.

Information Technology

We believe that information technology can significantly enhance our financial, operational, clinical, and compliance performance and that periodic refinement and upgrading of our management information systems, which permit management to monitor closely the activities of our programs, is important to our business. Our financial systems provide, among other things, monthly budget analyses, trended financial data, financial comparisons to prior periods, and other comparative information. These systems also provide a means for management to monitor key statistical data, such as accounts receivable, payor mix, cash collections, revenue mix and expense trends. Additionally, Medicare and other third-party claims are billed electronically through our systems, thereby facilitating and improving the timeliness of accounts receivable collections.

We are in the process of implementing systems and applications we believe will reduce time spent on paperwork and administrative costs for clinicians and operational personnel in the field. These systems will also allow for the automated transfer of clinical documentation to our billing department, which we expect to lead to faster billing and collections, improved coding compliance and better access to clinical data, as well as facilitate electronic patient record keeping. We are also developing applications designed to improve patient scheduling and to monitor and produce timing reports on key expenses, which we anticipate will enable us to make better staffing and budgetary decisions. We continue to invest in upgrades to our technical infrastructure to maximize information system reliability, data integrity, security and disaster recoverability.

Compliance

We have a strong commitment to operating our business in a manner that adheres to all applicable laws and regulations. We have adopted a proactive approach to compliance that includes:

•	developing information systems that allow us to continuously monitor our performance in key areas;

•	periodic internal compliance reviews;

•	implementing a continuous quality improvement process designed to foster regulatory compliance and improved patient care; and

•	developing a priority index that enables us to shift compliance resources to those programs more likely to experience compliance-related issues before they arise.

Our corporate compliance program continues to focus its efforts in the areas of fraud and abuse, auditing and monitoring of regulatory compliance and training of our healthcare professionals and employees, and providing support and guidance as they strive to comply with the rules, regulations and policies governing or applying to our operations. The Compliance Department routinely conducts compliance reviews in the areas of billing and medical documentation at selected field locations. The Compliance Department has been active in establishing several training programs relating to proper documentation, and has provided in-service training regarding corporate compliance to substantially all employees. In addition, we have established a toll-free Compliance Hotline to assist in our commitment to ethical conduct throughout our organization. All healthcare professionals, employees, vendors, contractors and agents are encouraged to use this confidential means of communication to report any compliance issues. The Compliance Department also monitors licensing requirements for our NPPs, including tracking the term of each practitioner’s collaborating physician.

Insurance

We maintain professional and general liability insurance policies that are appropriate based upon our claims experience and the nature and risks of our business.

Our business entails an inherent risk for claims of medical malpractice against our physicians, NPPs and us. We contract for third-party professional liability insurance that indemnifies our providers and us on a claims-made basis for losses incurred related to medical malpractice. The limits of liability are based on each state’s requirements, which currently is either $1.0 million per occurrence and $3.0 million in the aggregate or $0.5 million per occurrence and $1.5 million in the aggregate.

We maintain general liability and automobile insurance coverage on an occurrence basis with limits of $1.0 million per occurrence and $2.0 million in the aggregate and we maintain umbrella coverage with a limit of $2.0 million in excess over the general and automobile liability coverages. In addition, our laboratory maintains professional and general liability coverages on a claims-made basis with limits of $1.0 million per occurrence and $3.0 million in the aggregate.

We also maintain insurance protecting our directors and officers having a $1.0 million aggregate limit.

While we have been able to purchase adequate insurance coverages to indemnify our physicians, NPPs and our business operations to date, we cannot assure you these insurance policies will provide coverage for all future claims or be adequate to pay all pending or future claims or that we will be able to purchase these coverages in the future at reasonable costs.

Locations

We lease approximately 24,400 square feet in our headquarters in Louisville, Kentucky under a lease that expires December 31, 2007. We also lease approximately 4,800 square feet in Louisville, Kentucky for our laboratory facility under a lease that expires March 31, 2008. The table below sets forth the geographic location of our district operations and the residential healthcare services we provide in each district as of July 31, 2004.

	Residential Provider Services					Home Health And Hospice
District Operations	Provider FTE’s	Facility-based Programs	Housecall Programs	Laboratory Testing	Mobile Diagnostics	Home Health	Hospice

East Florida	11	X	X	X		X
Central Florida	19	X	X	X	X	X
West Florida	19	X	X	X		X
East Tennessee	15	X	X	X			X
Northeast Tennessee	14	X	X	X
Central Tennessee	20	X	X	X
West Tennessee	10	X	X	X
North Florida, Georgia, North Carolina, Massachusetts and Washington D.C.	19	X	X	X
Illinois and Wisconsin	11	X	X	X
South Ohio	17	X	X	X	X
Northeast Ohio and West Pennsylvania	24	X	X	X
East Pennsylvania	9	X	X
North Indiana	8	X	X
Kentucky and Southern Indiana	25	X	X	X
Central Texas	14	X	X	X	X
South Central Texas	26	X	X	X	X
South Texas	13	X	X	X	X		X
California	20	X	X
New Mexico	5	X	X	X
Nevada	3	X	X			X

Totals	302	20	20	16	5	4	2

Government Regulation

General.    The healthcare industry is highly regulated, and the federal and state laws that affect our business are significant. The federal government regulates the healthcare industry extensively including through the Medicare and Medicaid government payment programs, each of which is financed, at least in part, with federal money. State jurisdiction is based upon the state’s authority to license certain categories of healthcare professionals and providers and the state’s interest in regulating the quality of healthcare in the state, regardless of the source of payment. The significant areas of federal and state regulatory laws that could affect our ability to conduct our business include those regarding:

•	false and other improper claims for payment;

•	HIPAA;

•	civil monetary penalties law;

•	anti-kickback laws;

•	the Stark Self-Referral Law and other laws prohibiting self-referral and financial inducements;

•	corporate practice of medicine;

•	states’ nurse practice acts;

•	antitrust; and

•	licensing.

A violation of these laws could result in civil and criminal penalties, the requirement to refund monies paid by government and/or private payors, exclusion from participation in Medicare and Medicaid programs and/or the loss of licensure. We believe we exercise care in our efforts to structure our arrangements and our practices to comply with applicable federal and state laws. Although we believe we are in material compliance with all applicable laws, these laws are complex and a review of our practices by a court, or law enforcement or regulatory authority could result in an adverse determination that could harm our business. Furthermore, the laws applicable to us are subject to change, interpretation and amendment, which could adversely affect our ability to conduct our business. In certain circumstances, federal and some state laws authorize private whistleblowers to bring “qui tam” suits on behalf of the government against providers and reward the whistleblower with a portion of any final recovery. Governmental investigations and whistleblower “qui tam” suits against healthcare companies have increased significantly in recent years and have resulted in substantial penalties and fines.

False and Other Improper Claims.    Under the federal False Claims Act, the government may fine a provider if it knowingly submits, or participates in submitting, any claim for payment to the federal government that is false or fraudulent, or that contains false or misleading information. A provider can be found liable not only for submitting false claims with actual knowledge, but also for doing so with reckless disregard or deliberate ignorance of such falseness. Knowingly making or using a false record or statement to receive payment from the federal government is also a violation. If we are ever found to have violated the False Claims Act, we could be required to make significant payments to the government (including damages and penalties, in addition to repayment of amounts collected in violation of the law) and could be excluded from participating in Medicare, Medicaid and other federal healthcare programs. Many states have similar false claims statutes. Healthcare fraud is a priority of the United States Department of Justice, the Federal Bureau of Investigation and many states. They have devoted significant resources to investigating healthcare fraud.

While the criminal statutes generally are reserved for instances evidencing fraudulent intent, the civil and administrative penalty statutes are being applied by the federal government in an increasingly broad range of circumstances. Examples of the type of activity giving rise to liability for filing false claims include billing for services not rendered, misrepresenting services rendered (i.e., “upcoding” of procedures, tests, or services to realize higher reimbursement than what is owed), billing for services not medically necessary or not ordered by a physician, offering inducements to physicians or others to encourage them to make referrals and duplicate billing. The federal government takes the position that a pattern of claiming reimbursement for unnecessary services violates these statutes if the claimant should have known that the services were unnecessary. The federal government also takes the position that claiming reimbursement for services that are substandard is a violation of these statutes if the claimant should have known that the care was substandard. Criminal penalties are available in the case of claims filed with private insurers if the federal government shows that the claims constitute mail fraud or wire fraud or violate a number of federal criminal healthcare fraud statutes.

We submit thousands of reimbursement claims to Medicare and Medicaid each year, and there can be no assurance that there are no errors. A determination that we have violated these laws could result in significant civil or criminal penalties which could materially harm our business. We also could become the subject of a federal or state civil or criminal investigation or action, be required to defend the results of such investigation and be subjected to possible civil and criminal fines. We could be sued by private payors. We could also be excluded from Medicare, Medicaid and other federally funded healthcare programs. Although we monitor our billing practices for compliance with applicable laws, such laws are very complex and it is often difficult to interpret these laws. We believe our billing and documentation policies comply with applicable laws and regulations in all material respects.

Corporate Practice of Medicine.    Many states have laws that prohibit business corporations from practicing medicine, employing physicians to practice medicine, exercising control over medical decisions by physicians, or engaging in certain arrangements, such as fee-splitting, with physicians. This is often referred to as the prohibition on the “Corporate Practice of Medicine.” In states where the Corporate Practice of Medicine is prohibited, we maintain long-term management contracts with medical practices, which employ or contract with physicians to provide physician services. Under the terms of our management agreements, we are generally responsible for providing all administrative functions, including human resources, billing and collections, sales and marketing, and compliance. Where we are not permitted to practice medicine, we perform only non-medical administrative services, do not represent that we offer medical services and do not exercise influence or control over the practice of medicine by the physicians employed by a group practice. Although the relevant laws in these states have been subject to limited judicial and regulatory interpretation, we believe that we are in compliance with applicable state laws in relation to the Corporate Practice of Medicine. However, regulatory authorities or other parties, including our employed physicians, may assert that, despite these arrangements, we are engaged in the Corporate Practice of Medicine, in which case we could be subject to civil or criminal penalties, our contracts could be found legally invalid and unenforceable (in whole or in part) or we could be required to restructure our contractual arrangements with our providers. Only one of the states in which we do business has a Corporate Practice of Medicine prohibition with respect to nurse practitioners. In states where the Corporate Practice of Medicine prohibits business corporations from employing physician assistants, the physician assistants are employed by the physician group practices. There can be no assurance that there will not be any change in Corporate Practice of Medicine laws.

Nurse Practitioners.    Under state and federal law, all nurse practitioners must have a documented collaboration agreement, pursuant to which a nurse practitioner works with a physician to deliver healthcare services within the scope of the nurse practitioner’s professional expertise, with medical direction and appropriate supervision as provided for in jointly developed guidelines or other mechanisms defined by federal regulations and the law of the state in which the services are performed. However, collaborating physicians are not required to actually visit the patient. This provides our nurse practitioners with a great deal of autonomy in identifying patients who need care and establishing treatment plans. If the collaborating physician is not employed by us, we may pay a small professional fee to the physician for providing required services to our nurse practitioners. Developing the collaborative relationship is the responsibility of the nurse practitioner, which we continually monitor as part of our compliance process.

State law governs the circumstances under which nurse practitioners may provide services, and some state laws restrict the practice of nurse practitioners in such a way as to make it impractical for us to do business in those states. Accordingly, these laws may limit the states into which we can profitably expand our business.

Anti-Kickback Law.    The federal anti-kickback law makes it a felony to knowingly and willfully offer, pay, solicit or receive any form of remuneration in exchange for referring, recommending, arranging, purchasing, leasing or ordering items or services covered by a federal healthcare program including Medicare or Medicaid. The anti-kickback prohibitions apply regardless of whether the remuneration is provided directly or indirectly, in cash or in kind. Although the anti-kickback statute does not prohibit all financial transactions or relationships that providers of healthcare items or services may have with each other, interpretations of the law have been very broad. Courts have held and federal regulatory authorities have stated that this law is violated if even one purpose (as opposed to the sole or primary purpose) of the arrangement is to induce referrals.

Violations of the anti-kickback law carry potentially severe penalties including imprisonment of up to five years, criminal fines of up to $25,000 per act, civil monetary penalties of up to $50,000 per act, and additional damages of up to three times the amounts claimed or remuneration offered or paid. Federal law also authorizes exclusion from the Medicare and Medicaid programs for violations of the anti-kickback statute.

Statutory exceptions and regulatory safe harbors protect various practices and relationships from enforcement action, when certain conditions are met. These safe harbors extend to bona fide employment relationships, contracts for the rental of space or equipment, personal service arrangements, and management contracts. The safe harbor regulations, however, do not comprehensively describe all lawful relationships between healthcare providers and referral sources. Failure of a particular arrangement to fit squarely within a safe harbor does not mean the arrangement is illegal. However, meeting the requirements of an applicable safe harbor provides more certainty.

Many states have adopted similar prohibitions against payments that are intended to induce referrals of patients, regardless of the source of payment. Some of these state laws lack explicit “safe harbors” that may be available under federal law. Sanctions under these state anti-remuneration laws may include civil money penalties, license suspension or revocation, exclusion from Medicare or Medicaid, and criminal fines or imprisonment. Little precedent exists regarding the interpretation or enforcement of those statutes.

We contract with a significant number of healthcare providers, practitioners and vendors and arrange for these individuals or entities to provide services to our patients. Some of these individuals or entities may refer, or be in a position to refer, patients to us, and we may refer, or be in a position to refer, patients to these individuals or entities. We claim reimbursement from Medicare and Medicaid for services referred from other healthcare providers with whom we have financial arrangements. While we believe the arrangements generally fall within applicable safe harbors or otherwise do not violate the law, there can be no assurance that the federal or state regulatory authorities will not challenge these arrangements under anti-kickback laws.

The Stark Self-Referral Law.    We are subject to federal and state laws and regulations that limit the circumstances under which physicians who have a financial relationship with us may refer patients to us for the provision of certain services. The federal Stark Law prohibits a physician from referring a patient to a healthcare provider for certain designated health services reimbursable by Medicare or Medicaid if the physician has a financial relationship with the provider, including an investment interest, a loan or debt relationship or a compensation relationship. The designated health services covered by the Stark Law include (among other things) clinical laboratory services, home health services, physical therapy services, occupational therapy services, and certain radiology services. The Stark Law also prohibits a healthcare provider’s billing for services provided in violation of the Stark Law.

Many states have similar self-referral laws and regulations. These state laws and regulations vary significantly from state to state, are often vague and, in many cases, have not been interpreted by courts or regulatory agencies. State laws and regulations generally apply to services reimbursed by both governmental and private payors.

We have financial relationships with physicians in the form of compensation arrangements for services rendered. In addition, we have financial relationships with physicians to the extent they own a beneficial interest in our common stock or hold convertible subordinated notes. Because we cannot be certain that we will have knowledge of all physicians who may own a beneficial interest in our common stock or convertible subordinated notes, we also cannot be certain that referrals from any such physicians will not cause us to violate these laws and regulations.

We believe that our current operations comply in all material respects with the Stark Law and state self-referral laws due to, among other things, various exceptions provided by the Stark Law and related regulations that except either the referral or the financial relationship involved. Nevertheless, to the extent physicians having a financial relationship with us refer business to us, the government might take the position that the arrangement does not comply with the Stark Law or applicable state self-referral laws.

Violation of these laws and regulations may result in prohibition of payment for services rendered, significant fines and penalties, and exclusion from the Medicare and Medicaid programs, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, expansion of our operations to new jurisdictions, or new interpretations of laws in our existing jurisdictions, could require structural and organizational modifications of our relationships with physicians to comply with those jurisdictions’ laws. Such structural and organizational modifications could result in lower profitability and failure to achieve our growth objectives.

Medicare Certification.    Regulations for Medicare reimbursement require a provider to be certified as a participating provider, and we conduct an annual review of healthcare operations and personnel to meet the criteria for participation and reimbursement. We comply with Medicare certification requirements for the provision of home health and laboratory services.

Permits and Licensure.    Many states require licensure of companies providing services of the types we offer. We are currently licensed as a home health agency in two states and a home care agency in two states.

All of our clinical professional personnel are required to be individually licensed or certified under applicable state law. We perform criminal and other background checks on employees and take steps to ensure that our employees possess all necessary licenses and certifications. We believe that our employees comply in all material respects with applicable licensure laws.

Certificates of Need.    A number of states require companies providing home healthcare services and other services of the type we offer to have a certificate of need issued by the state’s health planning agency. Certificates of need are often difficult to obtain and in many instances are not obtainable at all (because an area is determined to be adequately served by existing providers or for other reasons). If we commence operations in a state, or expand our operations in a state, and those operations require a certificate of need, we will be required to obtain such certificates of need with respect to those operations. We currently are not required to have certificates of need in any states. There can be no assurance that we will be able to obtain other required certificates of need, and, if so required, we will incur expenses in connection with attempting to obtain such certificates of need.

Laboratory Facility Regulation.    Our central laboratory and certain office locations are licensed and accredited by the appropriate federal and state agencies. CLIA regulates virtually all clinical laboratories by requiring that they be certified by the federal government and comply with various operational, personnel and quality requirements intended to ensure that clinical laboratory testing services are accurate, reliable and timely. CLIA does not preempt state laws that are more stringent than federal law. For example, state laws may require additional personnel qualifications, quality control, record maintenance and/or proficiency testing. The cost of compliance with CLIA makes it cost prohibitive for many physicians to operate clinical laboratories in their offices.

Our central laboratory is also accredited by CAP. An accredited laboratory is one that is inspected by a private not-for-profit accrediting organization that has been approved by CMS and its requirements deemed as equivalent to or more stringent than CMS’s regulatory requirements. The goal of the CAP Laboratory Accreditation Program is to improve the quality of clinical laboratory services through voluntary participation, professional peer review, education and compliance with established performance standards.

HIPAA Criminal Penalties.    HIPAA imposes criminal penalties for fraud against any healthcare benefit program for theft or embezzlement involving healthcare and for false statements made in connection with the payment of any health benefits. HIPAA also provides for broad prosecutorial subpoena authority and authorized property forfeiture upon conviction of a federal healthcare offense. Significantly, the HIPAA provisions apply not only to federal programs, but also to private health benefit programs. HIPAA also broadens the authority of the Office of Inspector General to exclude participants from federal healthcare programs. Because of the uncertainties as to how the HIPAA provisions will be enforced, we currently are unable to predict their ultimate impact on us. If the government were to seek any substantial penalties against us, this could have a material adverse effect on us.

HIPAA Civil Penalties.    HIPAA expands the scope of certain fraud and abuse laws by adding several civil statutes that apply to all healthcare services, whether or not they are reimbursed under a federal healthcare program. HIPAA provides civil monetary penalties for certain conduct, including upcoding and billing for medically unnecessary goods or services. We submit thousands of reimbursement claims each year, and there can be no assurance that there are no errors. A determination that we have violated these laws could result in significant civil or criminal penalties which could materially harm our business.

HIPAA Administrative Simplification Regulations.    HIPAA includes statutory provisions authorizing the United States Department of Health and Human Services to issue regulations and standards for electronic transactions and privacy and security of healthcare information which apply to us.

The HIPAA regulations include:

•	privacy regulations that protect individual privacy by limiting uses and disclosures of individually identifiable health information and creating various privacy rights for individuals;

•	security regulations that require covered entities to implement administrative, physical and technological safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form; and

•	transaction standards regulations that prescribe transaction formats and data code sets for specified electronic healthcare transactions.

If we fail to comply with the HIPAA administrative simplification regulations, we may be subject to civil monetary penalties. In addition, the U.S. Department of Justice may seek to impose criminal penalties for intentional violations of HIPAA.

The HIPAA regulations related to privacy establish comprehensive federal standards relating to the use and disclosure of individually identifiable health information, provide for patients’ rights with respect to such information, and require certain safeguards to protect health information. In addition, each covered entity must contractually bind individuals and entities that furnish services to the covered entity or perform a function on its behalf, and to which the covered entity discloses protected health information, to restrictions on the use and disclosure of that information. In general, the privacy regulations do not supersede state laws that are more stringent or grant greater privacy rights to individuals. Thus, we must reconcile the privacy regulations and other state privacy laws. We believe our operations are in material compliance with the privacy regulations, but there can be no assurance that the federal government would determine that we are in compliance.

The HIPAA security regulations establish detailed requirements for safeguarding protected health information that is electronically transmitted or electronically stored. We are required to comply with the security regulations by April 21, 2005. Some of the security regulations are technical in nature, while others may be addressed through policies and procedures. The security regulations may require us to incur significant costs in ensuring that our systems and offices have in place all of the administrative, technical and physical safeguards to meet the implementation specifications. We are unable to predict what changes might be made to the security regulations, or what guidance might be provided by the government, prior to the April 21, 2005 compliance deadline or how those changes or guidance might impact our business. The effect of the security regulations on our business is difficult to predict and there can be no assurances that we will adequately address the risks associated with the security regulations.

The HIPAA transaction standards regulations are intended to simplify the electronic claims process and other healthcare transactions by encouraging electronic transmission rather than paper submission. These regulations provide for uniform standards for data reporting, formatting and coding that we must use in certain transactions with health plans. Compliance was required on October 16, 2003, but many payors, including most state Medicaid agencies, were not in compliance by that date. Most Medicaid agencies are running dual systems to accommodate HIPAA compliant transactions as well as non-compliant transactions. Some states, however, are running only HIPAA compliant systems and other states are not yet HIPAA compliant. There is uncertainty as to when those states using dual systems will discontinue their non-HIPAA compliant systems. We have implemented or upgraded our computer and information systems as we believe necessary to comply with the new regulations. Uncertainties surrounding claims processing as a result of HIPAA’s standard transaction and code set rules, which uncertainties are outside of our control, could result in delayed reimbursement by some payors, including Medicaid agencies, and could have a material adverse effect on our financial position.

We are currently unable to estimate the total cost of complying with the HIPAA administrative simplification regulations and the consequences to our business. Although we believe that we are in material compliance with the HIPAA regulations with which compliance is currently required, the HIPAA regulations are expected to continue to impact us operationally and financially and will pose increased regulatory risk.

Antitrust Laws.    In connection with the Corporate Practice of Medicine laws referred to above, certain of the physician practices with which we are affiliated are necessarily organized as separate legal entities. As such, the physician practice entities may be deemed to be persons separate both from us and from each other under the antitrust laws and, accordingly, subject to a wide range of laws that prohibit anticompetitive conduct among separate legal entities. We may also from time to time seek to acquire or affiliate with established and reputable practices in our target geographic markets and any market concentration could lead to antitrust claims.

We believe we are in compliance with federal and state antitrust laws. There can be no assurance, however, that a review of our business by courts or regulatory authorities would not adversely affect the operations of us and our affiliated physician practice entities.

Healthcare Reform.    The healthcare industry continues to attract much legislative interest and public attention. In recent years, an increasing number of legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the healthcare system. Proposals that have been considered include changes in Medicare, Medicaid and other programs, cost control efforts and mandatory health insurance coverage for employees. The costs of implementing some of these proposals would be financed, in part, by reduction in payments to healthcare providers under Medicare, Medicaid and other government programs. We cannot predict the course of future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs and the effect that any legislation, interpretation or change may have on us.

Competition

Physician services in the United States are highly competitive. The market for geriatric primary care is highly fragmented and we compete with a large number of office-based physicians in our markets, many of whom have existing relationships with potential patients. We are aware of a number of smaller provider organizations that operate on a local or regional basis and typically provide a limited range of healthcare services. We do not know of any competitor with a similar geographic presence, number of patients served or breadth of offered services. Ancillary services, home healthcare and hospice care are also highly competitive businesses. In these businesses, we compete with large national and regional organizations, many of which may have greater financial, marketing and other important resources than we have.

The attractive market opportunity and favorable Medicare reimbursement environment has attracted strong competitors to the home healthcare and hospice care industry. Many of these companies have been in business longer than we have. Our home health business faces significant competition from local providers in each of our markets and well capitalized, national competitors such as Amedisys, Inc., Apria Healthcare Group, Inc., Lincare Holdings, Inc., Gentiva Health Services and Rotech Services, Inc., as well as many other regional home health service providers. Our early stage hospice program faces competition from well capitalized competitors such as Vitas Healthcare Corporation, VistaCare, Inc. and Odyssey Healthcare Inc. In addition, our hospice business competes with many local non-profit organizations and long-term care companies that have diversified into hospice care, such as Beverly Enterprises, Inc. and Manor Care, Inc.

Employees

As of June 30, 2004, we had approximately 684 employees. As of June 30, 2004, we were affiliated with 196 physicians, of whom 23 are employed by us. None of our employees is a party to a collective bargaining agreement and we consider our relationship with our employees to be good.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of this prospectus, we are not aware of any pending or threatened legal proceeding that we expect could have a material adverse effect on us.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information concerning our executive officers, directors and director nominees as of June 30, 2004.

Name	Age	Office and Position
Michael R. Barr	55	President, Chief Executive Officer and Chairman
Frank W. Anastasio	58	Senior Vice President and Chief Operating Officer
Norman J. Pfaadt	39	Senior Vice President and Chief Financial Officer
John E. Clontz	47	Senior Vice President, General Counsel and Secretary
Dennis L. Stone, M.D.	58	Chief Medical Officer
Bruce C. Bruckmann	50	Director
John F. McNamara(1)(2)(3)	69	Director Nominee
Brett A. Pertuz	31	Director
Thomas M. Schuhmann(1)(2)(3)	50	Director
Stephen C. Sherrill	51	Director
Michael R. Silver, M.D.(1)(2)(3)	46	Director Nominee

(1)	Member or proposed member of the compensation committee
(2)	Member or proposed member of the audit committee
(3)	Member or proposed member of corporate governance and nominating committee

Michael R. Barr has served as Chairman, President and Chief Executive Officer of HealthEssentials since 1998. Prior to founding HealthEssentials, Mr. Barr was a founder of Vencor, Inc. (Vencor) and served as its Chief Operating Officer and Executive Vice President from February 1996 until October 1998. From November 1995 to February 1996, he was Executive Vice President of Vencor and Chief Operating Officer of Vencor’s Hospital Division. He served as Vice President, Operations from 1985 to November 1995. Vencor filed voluntary petitions for protection under Chapter 11 of the Federal Bankruptcy Code in September 1999 and changed its name to Kindred Healthcare, Inc. upon completion of its reorganization in March 2001. Mr. Barr received his B.S. in Physical Therapy from the University of Minnesota and is a former physical and respiratory therapist.

Frank W. Anastasio has served as Senior Vice President and Chief Operating Officer of HealthEssentials since August 2002, having previously served as Senior Vice President of Operations from January 2000 to August 2002. From November 1998 to November 1999 he served as President of Vencare Health Services, the contract services division of Vencor. While at Vencor, Mr. Anastasio also served as Regional Vice President of Hospital Operations and National Director of Sales and Marketing. Vencor filed voluntary petitions for protection under Chapter 11 of the Federal Bankruptcy Code in September 1999 and changed its name to Kindred Healthcare, Inc. Prior to joining Vencor, Mr. Anastasio was General Manager of a four state region for National Medical Specialties/Mediscus. He received a B.A. from Mt. St. Mary’s Seminary and an M.A. from Athenuem of Ohio. Mr. Anastasio is a former respiratory therapist.

Norman J. Pfaadt has served as Senior Vice President and Chief Financial Officer of HealthEssentials since November 1998. Mr. Pfaadt previously served as the Financial Manager for Vencare Health Services. Prior to that, Mr. Pfaadt worked in various audit roles with notable companies such as Vencor, Columbia/HCA, and United Distillers. Vencor filed voluntary petitions for protection under Chapter 11 of the Federal Bankruptcy Code in September 1999 and changed its name to Kindred Healthcare, Inc. Mr. Pfaadt received his B.A. in Business Administration and Economics from Bellarmine University.

John E. Clontz has served as Senior Vice President, General Counsel and Secretary since March 2003. From 1982 to March 2003, Mr. Clontz was a partner in the law firm of Clontz and Cox, LLC, Mt. Vernon, Kentucky. Mr. Clontz received a B.A. in Economics from Centre College and received his J.D. from the University of Kentucky.

Dennis L. Stone, M.D. has served as Chief Medical Officer since 1999. Dr. Stone previously served as Corporate Medical Director of Cove Healthcare, Regency Health Services and Beverly Health & Rehabilitation, Inc. and as Medical Director of the Masonic Homes of California for Adults and Contra Costa County Geriatric Center. Dr. Stone has previously served as President of the California Association of Medical Directors and is presently serving on the board of directors of the American Medical Director’s Association, having previously also served as both President and Vice President. He received his B.A. from San Diego State University, his M.D. from the University of Oregon Medical School and his M.B.A. in Health Services Management from Golden Gate University. Dr. Stone is a member of the American Medical Directors Association, California Association of Medical Directors and the American Geriatrics Society.

Bruce C. Bruckmann is a founder and has been Managing Director of Bruckmann, Rosser, Sherrill & Co. LLC, a venture capital firm, since January 1995. Mr. Bruckmann has been a director since November 2000. He served as an officer of Citicorp Venture Capital, Ltd. (CVC) from 1983 through 1994. He received his A.B. from Harvard College and his J.D. from Harvard Law School. Mr. Bruckmann is also a director of Mohawk Industries, Inc., Town Sports International, Inc., H&E Equipment Services L.L.C. and Anvil Knitwear, Inc. Mr. Bruckmann also serves as director for several private companies.

John F. McNamara is the retired Founder, Chairman and Chief Executive Officer of AmeriSource Corporation, now a part of AmerisourceBergen Corporation. Mr. McNamara was nominated to serve as a member of our board of directors in August 2004. He has served on numerous boards in an advisory capacity for both private and public companies.

Brett A. Pertuz is a Vice President of Bruckmann, Rosser, Sherrill & Co. LLC. Mr. Pertuz has been a director since November 2000. Previously, he worked as an Associate Consultant at Bain & Company. Mr. Pertuz received his B.S. from the University of Virginia McIntire School of Commerce and his M.B.A. from the Harvard Business School. Mr. Pertuz is a director of MWI Veterinary Supply and HealthPlus Corporation.

Thomas M. Schuhmann has served as a Partner of The Allegro Group, a provider of advisory services to the healthcare industry, since January 2000. As part of an Allegro turn-around project, Mr. Schuhmann served as Chief Compliance and Reimbursement Officer for Rehab Designs of America Corporation, a privately-held healthcare company (RDA), from May 2000 to December 2001. RDA filed voluntary petitions for protection under Chapter 11 of the Federal Bankruptcy Code in February 2001. Prior to joining The Allegro Group, Mr. Schuhmann served as Vice President-Reimbursement for Vencor from December 1995 to January 2000. Vencor filed voluntary petitions for protection under Chapter 11 of the Federal Bankruptcy Code in September 1999 and changed its name to Kindred Healthcare, Inc. Mr. Schuhmann practiced law with the firm Riley, Bardenwerper & Schuhmann from November 1987 to November 1992 and as a sole practitioner from November 1992 to November 1995. He received his B.A. in Accounting from Bellarmine University and his J.D. at the University of Louisville. Mr. Schuhmann is also a Certified Public Accountant.

Stephen C. Sherrill is a founder and Managing Director of Bruckmann, Rosser, Sherrill & Co. LLC. Mr. Sherrill has been a director since November 2000. Previously, he was an officer of CVC from 1983 to 1994. Prior to joining CVC, he was an associate at the New York law firm of Paul, Weiss, Rifkind, Wharton & Garrison. He earned his B.A. at Yale University and his J.D. at Columbia Law School. Mr. Sherrill is a director of Galey & Lord, Inc., Doane Pet Care Enterprises, B&G Foods, Inc., HealthPlus Corporation, MWI Veterinary Supply, Inc., Alliance Laundry Systems L.L.C., Eurofresh, Inc., Remington Arms Company, Inc. and Lazy Days’ RV Center, Inc.

Michael R. Silver, M.D. is currently Associate Director, Division of Pulmonary and Critical Care Medicine at the Rush-Presbytrerian-St. Luke’s Medical Center in Chicago, Illinois. Dr. Silver was nominated to serve as a member of our board of directors in August 2004. Dr. Silver was previously owner and President of HealthEssentials of Wisconsin, S.C., one of our managed entities. He received his B.S. from the Rensselaer Polytechnic Institute and his M.D. from Albany Medical College. Mr. Silver also currently serves as an Associate Professor of Medicine at Rush Medical College.

Committees of Our Board of Directors

Audit Committee.    The Audit Committee will consist of Messrs. McNamara and Schuhmann and Dr. Silver. The board of directors has determined that Mr. Schuhmann qualifies as an “audit committee financial expert” within the meaning of SEC rules and regulations. All committee members are independent as defined in applicable SEC and Nasdaq rules and under the director independence standards specified in our Corporate Governance Guidelines.

The Audit Committee is responsible for, among other things:

•	directly appointing, retaining, evaluating, compensating and terminating our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing with our independent registered public accounting firm the scope and results of their audit;

•	pre-approving all audit and permissible non-audit services to be performed by the independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; and

•	reviewing and monitoring our accounting principles, policies and financial and accounting controls.

Compensation Committee.    The Compensation Committee will consist of Messrs. McNamara and Schuhmann and Dr. Silver. Mr. McNamara will serve as chairman. All committee members are independent as defined in applicable Nasdaq rules and under the director independence standards specified in our Corporate Governance Guidelines.

The Compensation Committee is responsible for, among other things:

•	reviewing and recommending director compensation policies to the board of directors;

•	making recommendations, at least annually, to the board of directors regarding our policies relating to the amounts and terms of all compensation of our executive officers; and

•	administering and discharging the authority of the board of directors with respect to our 2001 Equity Incentive Plan and our Amended and Restated 1999 Employee Stock Option Plan.

Corporate Governance and Nominating Committee.    The Corporate Governance and Nominating Committee will consist of Messrs. McNamara and Schuhmann and Dr. Silver. Dr. Silver will serve as chairman. All committee members are independent as defined in applicable Nasdaq rules and under the director independence standards specified in our Corporate Governance Guidelines.

The Corporate Governance and Nominating Committee is responsible for, among other things:

•	selecting potential candidates to be nominated for election to the board of directors;

•	recommending potential candidates for election to the board of directors;

•	reviewing corporate governance matters; and

•	making recommendations to the board of directors concerning the structure and membership of other board committees.

Director Compensation

Upon election to the board of directors, each non-employee director receives options to purchase              shares of our common stock. Non–employee directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of our board of directors. In addition, each non–employee director receives $             per board meeting and $             per board conference call attended. Each non–employee director who serves on a board committee receives $             per committee meeting and $             per committee conference call attended. The chairman of the audit committee receives an additional $             per year.

Compensation Committee Interlocks and Insider Participation

Our board of directors made all decisions concerning executive compensation prior to the creation of our compensation committee. None of our executive officers serves as a member of the board of directors or compensation committee of an entity that has an executive officer serving as a member of our board of directors.

Executive Compensation

The following table sets forth summary information concerning compensation of our President and Chief Executive Officer and each of the next four most highly compensated current executive officers during 2003, 2002 and 2001. We refer to these persons as our named executive officers.

Summary Compensation Table

	Annual Compensation		Long Term Compensation (Securities Underlying Options)(1)(2)
Name and Position	Year	Salary		All Other Compensation(3)
Michael R. Barr President and Chief Executive Officer	2003 2002 2001	$204,000 181,846 157,731	3,252,800 — —	$27,340 11,864 2,426

Frank W. Anastasio Senior Vice President and Chief Operating Officer	2003 2002 2001	$135,000 116,539 110,562	978,547 — —	21,040 5,701 10,528

Norman J. Pfaadt Senior Vice President and Chief Financial Officer	2003 2002 2001	$135,000 116,538 101,637	1,016,910 — —	10,957 3,296 7,242

John E. Clontz(4) Senior Vice President, General Counsel and Secretary	2003 2002 2001	$126,154 — —	872,019 — —	9,296 — —

Dennis Stone, M.D. Chief Medical Officer	2003 2002 2001	$165,000 160,385 151,029	250,000 — —	— — —

(1)	Generally, the options listed in this column vest over a two year period and have a term of ten years. These options may, however, terminate before their expiration dates if the named executive officer’s status as an employee is terminated, or upon the optionee’s death or disability. The exercise price of each of these options is $0.01 per share.

(2)	The following table sets forth the total number of shares of restricted stock awarded to each of our named executive officers during the last three years:

Name	Restricted Stock Award	Grant Date
Michael R. Barr	2,930,359	September 2001

Frank W. Anastasio	148,487 528,206	October 2001 September 2001

Norman J. Pfaadt	712,553	September 2001

John E. Clontz	500,000	March 2003

Dennis Stone, M.D.	115,016 133,893	October 2001 September 2001

The restrictions on all the restricted shares listed above have lapsed.

(3)	“All Other Compensation” consists of:

•	matching contributions to the company-sponsored 401(k) plan for each named executive officer; and
•	amounts paid by us for term life insurance coverage for each named executive officer.

The following table shows the amount of each category of “All Other Compensation” received by each named executive officer in 2003:

Name	401(k) Matching Contribution	Term Life Premiums
Michael R. Barr	$3,060	$24,280
Frank W. Anastasio	—	21,040
Norman J. Pfaadt	1,688	9,269
John E. Clontz	1,046	8,250
Dennis Stone, M.D.	—	—

(4)	Mr. Clontz joined us in March 2003.

Option Grants in Last Fiscal Year

In 2003, we granted options to purchase an aggregate of 10,204,718 shares of our common stock to our employees, including an aggregate of 6,370,276 shares to our named executive officers. These options generally vest ratably over a two year period following the date of grant. These options have a term of ten years, but may terminate before their expiration dates if the optionee’s status as an employee is terminated, or upon the optionee’s death or disability. See “—Employee Benefit Plans” for more details regarding these options.

The following tables set forth certain information concerning grants to purchase shares of our common stock of each of our named executive officers during the year ended December 31, 2003.

Named Executive Officer	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees	Exercise Price per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%	10%
Michael R. Barr	3,252,800	31.4%	$.01	April 2013
Frank W. Anastasio	978,547	9.5%	$.01	April 2013
Norman J. Pfaadt	1,016,910	9.8%	$.01	April 2013
John E. Clontz	872,019	8.4%	$.01	April 2013
Dennis Stone, M.D.	250,000	2.4%	$.01	April 2013

With respect to the amounts disclosed in the column captioned “Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term,” the 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the SEC, and do not represent our estimate or projection of our future common stock prices. The potential realizable values are calculated based on an initial public offering price of $            , and assume that the common stock appreciates at the indicated rate for the entire term of the option, and that the option is exercised at the exercise price and sold on the last day of the option term at the appreciated price. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

Aggregated Option Exercises During 2003 and Year-End Option Values

The following table sets forth certain information concerning the number and value of unexercised options held by each of the named executive officers, as of December 31, 2003. No options were exercised by the named executive officers during 2003. The value of in-the-money stock options represents the positive spread between the exercise price of stock options and the fair market value of the options, based upon the initial public offering price of $         minus the exercise price per share.

Named Executive Officer	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-The Money Options at December 31, 2003
	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael R. Barr	4,456	3,252,800
Frank W. Anastasio	3,307	978,547
Norman J. Pfaadt	5,792	1,016,910
John E. Clontz	250	872,019
Dennis Stone, M.D.	1,092	250,000

Recent Option Grants

Issuance of 2004 Detachable Warrants and Options.    In conjunction with the issuance of our 20% convertible subordinated Notes in June 2004, we issued detachable stock purchase warrants which together with the shares of our common stock issuable upon exercise of new options granted to members of our management in connection with such financing, will represent 66.7% of our fully diluted capital stock at the close of business on December 31, 2004. The stock purchase warrants are exercisable at an initial price of $.00001 per share after January 1, 2005 if all outstanding amounts under our 20% convertible subordinated Notes are not paid in full by December 31, 2004. These warrants and options contain anti-dilution and market value adjustment provisions. The fair value of the warrants was deemed minimal.

Issuance of 2003 Detachable Warrants and Options.    In conjunction with the issuance of our 12% convertible subordinated Notes in March 2003, a total of 92,247,058 of detachable stock purchase warrants and 10,204,718 of detachable stock purchase options were issued that are exercisable through March 2013 at an initial price of $.00001 per share and $0.01 per share, respectively. These warrants and options contain anti-dilution and market value adjustment provisions. The fair value of the warrants was deemed minimal.

Issuance of 2001 Detachable Warrants.    In conjunction with the issuance of our 10% convertible subordinated Notes in September 2001, a total of 40,380,000 detachable warrants were issued that are exercisable through September 2011 at an initial price of $.00001 per share. These warrants contain anti-dilution and market value adjustment provisions. The fair value of the warrants was deemed minimal.

Employee Benefit Plans

2001 Equity Incentive Plan.    In September 2001, our board of directors adopted, and our stockholders approved, our 2001 Equity Incentive Plan to provide executives, key employees and others who have a substantial responsibility for our management and growth with additional incentive by allowing them to acquire an interest in the business through either restricted stock or options. The number of reserved shares under this plan may not exceed 10,000,000. Options granted are to be incentive stock options that will have exercise prices equal to or greater than the fair value of the common stock with terms not to exceed ten years. Restricted stock granted will vest ratably over a five-year period following the date of grant, or on such other terms as the Compensation Committee shall determine, but may be accelerated or decelerated based on pre-set performance criteria.

Amended and Restated 1999 Employee Stock Option Plan.    In February 2003, our board of directors adopted, and our stockholders approved, our Amended and Restated 1999 Employee Stock Option Plan. Under this plan, we have outstanding options with prices ranging from $0.01 to $138.00. In 2001, we issued 768 stock options under this plan. No stock options were issued in 2002. In 2003, we issued 9,841,638 stock options under this plan. No compensation expense was recognized in connection with these options.

401(k) Plan.    We sponsor a 401(k) plan, under which eligible employees can contribute a portion of their earnings via payroll deductions, not to exceed Internal Revenue Code limits. We may, at our discretion, match 25% of the first 6% of each employee’s salary deferral. Amounts withheld and/or matched, if any, are funded into self-directed investment accounts.

Management and Employment Agreements

Certain members of management, who are also common stockholders, entered into management agreements with us. The management agreements provide for vesting of our executives’ common stock as well as our option to repurchase the common stock upon termination, death or disability.

RELATED PARTY TRANSACTIONS

Certain members of management, including Messrs. Barr, Anastasio, Pfaadt, Clontz and Stone, made a loan to Barrington Arms, a limited liability corporation with one member, in December 2003. The loan provides for zero percent interest and matures on November 1, 2005. Barrington Arms subsequently provided $75,000 as a capital contribution to a joint venture, HealthEssentials Home Care, LLC (Las Vegas), in which we have also made an investment. In lieu of interest, Barrington Arms has agreed to pay each lender an amount equal to his pro rata share of 50% of the profits of Las Vegas.

A group of investors, which included Messrs. Barr, Anastasio, Pfaadt and Clontz, made a loan to Novak Capital, a limited liability corporation, in December 2003. Novak Capital in turn provided $275,000 as a loan to Best Choice Home Care Naples, LLC, or Best Choice LLC, a joint venture in which we have invested. The loan between Novak Capital and Best Choice LLC provides for interest at 10% per annum, as well as the right to 20% of the operating profits of Best Choice LLC. The loan to Novak Capital was repaid by us in June 2004 in connection with the purchase of the minority interest of Best Choice LLC.

In April 2004, we issued a promissory note to Michael R. Barr in the principal amount of $550,000 to evidence a loan for that amount made by Mr. Barr to us. The promissory note was payable on demand and carried an interest rate of 10% per annum. The loan was subsequently repaid in full with interest and the promissory note was canceled in June 2004.

Certain members of management, including John E. Clontz, purchased 10% convertible subordinated notes which we issued in September 2001. As of June 30, 2004, Mr. Clontz held approximately $4,512 of these notes. In addition, several other individuals who purchased these notes are on our board of directors or are related to members of management. The notes held by these individuals total $31,000 in the aggregate.

Certain members of management, including Messrs. Barr, Anastasio, Pfaadt, Clontz and Stone, purchased 12% convertible subordinated notes which we issued in March 2003. As of June 30, 2004, Messrs. Barr, Anastasio, Pfaadt, Clontz and Stone held approximately $176,309, $53,039, $55,119, $47,265 and $13,551, respectively, of these notes. In addition, several other individuals who purchased these notes are on our board of directors or are related to members of management. The notes held by these individuals total $345,283 in the aggregate.

In March 2003, BRS purchased $2.7 million principal amount of our 12% convertible subordinated notes. In addition, BRS purchased $             principal amount of our 20% convertible subordinated notes, which we issued in June 2004. As of June 30, 2004, BRS owned an aggregate of $             million of all of our outstanding convertible subordinated notes. With the purchase of the 12% notes, BRS received warrants which have since been converted into 50.7 million shares of common stock. With the purchase of the 20% notes, BRS received              warrants to purchase shares of our common stock which will terminate upon the closing of the offering. Messrs. Bruckmann, Pertuz and Sherrill are officers of the general partner of BRS.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of June 30, 2004 and as adjusted to give effect to this offering by each beneficial owner of 5% or more of the outstanding shares of our common stock, each of our directors, each of our executive officers and all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Shares of our common stock subject to options or warrants currently exercisable or exercisable within 60 days of June 30, 2004, are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options or warrants, but are not deemed outstanding for calculating the percentage of any other person. Percentage of beneficial ownership is based upon 119,050,485 shares of our common stock outstanding as of June 30, 2004 and shares of our common stock outstanding after this offering. The percentage of shares owned after this offering assumes no exercise by the underwriters of their over-allotment option. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o HealthEssentials Solutions, Inc., 9510 Ormsby Station Road, Suite 101, Louisville, KY 40223.

Name and address of beneficial owner	Number of shares beneficially owned	Number of shares underlying options and warrants	Percent of shares beneficially owned
			Prior to offering	After offering
Directors and Named Executive Officers
Michael R. Barr (1)	6,377,865	1,630,855	6.6%
Frank W. Anastasio	676,693	1,471,127	1.8
Norman J. Pfaadt	1,434,480	514,247	1.6
John E. Clontz (2)	1,445,187	436,313	1.6
Dennis L. Stone, M.D.	248,908	376,092	*
Bruce C. Bruckmann (3)(4)	76,236,798	271,687	63.8
John F. McNamara	—	—	*
Brett A. Pertuz	—	—	*
Thomas M. Schuhmann	—	—	*
Stephen C. Sherrill (3)(4)(5)	76,358,528	271,687	63.9
Michael R. Silver, M.D.	—	25,000	*
All directors and executive officers as a group	86,269,974	4,997,008	73.6

Five Percent Stockholders
Bruckmann, Rosser, Sherrill & Co. II, L.P. (6) c/o BRS, L.L.C. 126 East 56th Street New York, New York 10022	75,964,377	—	63.7

*	Represents beneficial ownership of less than one percent.

(1)	Includes 227,634 shares owned by Barr Children’s Gift Trust #1 FBO Bobbi Jo Barr and 227,634 shares owned by Barr Children’s Gift Trust #2 FBO Julie A. Barr. Mr. Barr disclaims beneficial ownership of any shares held by Barr Children’s Gift Trust #1 FBO Bobbi Jo Barr and Barr Children’s Gift Trust #2 FBO Julie A. Barr.

(2)	Includes 300,000 shares owned by the Clontz Education Irrevocable Trust. Mr. Clontz disclaims beneficial ownership of any shares held by the Clontz Education Irrevocable Trust.

(3)	Includes 75,964,377 owned by Bruckmann, Rosser, Sherrill & Co. II, L.P. (BRS).

(4)	Messrs. Bruckmann and Sherrill may be deemed to share beneficial ownership of the shares held by BRS by virtue of their status as members and managers of Bruckmann, Rosser, Sherrill & Co. LLC (BRS LLC). Each of Messrs. Bruckmann and Sherrill expressly disclaims beneficial ownership of the shares held by BRS. The members and managers of BRS LLC share investment and voting power with respect to securities owned by BRS, but no individual controls such investment or voting power.

(5)	Includes 22,771 shares held by Marilena Tibrea (Tibrea) and 98,959 shares held by Julie Frist (Frist) in Mr. Sherrill’s capacity as a power of attorney holder from each of Tibrea and Frist.

(6)	Includes 167,635 shares obtainable upon the conversion of Series A preferred stock. BRS LLC is the general partner of BRS and by virtue of such status may be deemed to be the beneficial owner of the shares held by BRS. Messrs. Bruckmann and Sherrill are members and managers of BRS LLC, and none of them individually has the power to direct or veto the voting or disposition of shares held by BRS. BRS LLC expressly disclaims beneficial ownership of the shares held by BRS.

DESCRIPTION OF CAPITAL STOCK

Immediately after the sale of our common stock in this offering, our authorized capital stock will consist of              shares of our common stock, $0.00001 par value, and              shares of our preferred stock, $0.001 par value, the rights and preferences of which may be established from time to time by our board of directors.

The following description summarizes the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our seventh amended and restated certificate of incorporation and third amended and restated bylaws, as in effect immediately following the closing of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of June 30, 2004, there were 119,050,485 shares of our common stock outstanding held by 288 stockholders of record. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be granted to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably those dividends as may be declared by our board of directors out of funds legally available therefore, as well as any other distributions made to our stockholders. See “Dividend Policy.” In the event of our liquidation, dissolution, or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference to holders of our outstanding shares of preferred stock. Holders of our common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.

Common Stock Warrants

As of June 30, 2004, there were warrants outstanding to purchase 24,161,214 shares of our common stock at a weighted average exercise price of $0.00027 per share. Of these warrants, warrants to purchase              shares of our common stock at a weighted average exercise price of              per share will terminate at the closing of this offering. Accordingly, upon completion of the offering there will be outstanding warrants to purchase              shares of our common stock at a weighted exercise price of $             per share.

Common Stock Options

As of June 30, 2004, there were options outstanding to purchase 10,238,943 shares of our common stock at a weighted average exercise price of $0.28 per share.

Preferred Stock

We currently have Series A, Series A-2, Series A-3, Series A-4 and Series B preferred stock authorized and shares of Series A and Series B preferred stock outstanding. As of June 30, 2004, there were 107,020 and 43,520 shares of our Series A and Series B preferred stock outstanding, respectively. Concurrently with the consummation of this offering, we will redeem all of the outstanding shares of our Series A and Series B preferred stock. Upon repayment of our outstanding convertible subordinated notes, there will be no outstanding rights to acquire shares of the Series A-2, Series A-3 and Series A-4 preferred stock. See “Use of Proceeds.”

Our board of directors will have the authority, without further action by our stockholders, to issue our preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of our holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of our preferred stock could have the effect of delaying, deferring, or preventing a change in our control.

Registration Rights

Upon the consummation of this offering, the holders of              shares of our common stock and              shares subject to warrants to purchase our common stock will be entitled to certain rights with respect to the registration of their shares under the Securities Act.

Under a registration rights agreement between us and the holders of our Series A Preferred Stock, such holders may demand that we file a registration statement under the Securities Act covering some or all of such holders’ shares of our common stock. The registration rights agreement limits the number of “long-form” (such as Form S-1) registration statements such holders may require us to file to two, however, such holders may require us to file an unlimited number of “short-form” registration statements (such as Form S-3). In addition, such holders have certain “piggyback” registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to a demand registration or specified excluded registrations, holders may require us to include all or a portion of their registrable securities in the registration. This initial public offering of our common stock constitutes an excluded registration and therefore such holders had no “piggyback” registration rights with regard to this offering.

In addition, under a separate registration rights agreement between us and the holders of our Series B Preferred Stock, such holders may demand that we file a registration statement under the Securities Act covering some or all of such holders’ shares of our common stock. This registration rights agreement limits the number of demand registrations that we are required to make on behalf of such holders to two, and also requires that each such demand registration either include 20% of the outstanding shares of common stock held by such holders or a minimum aggregate offering price of $5,000,000. Further, such holders also have similar “piggyback” registration rights to those discussed above whereby such holders may require us to include all or a portion of their registrable securities in any registration statement we may use to register any of our equity securities. In an underwritten, primary offering on our behalf, the managing underwriter may limit the number of registrable securities included in the offering if it is believed that their inclusion will result in the underwriters being unable to sell the securities at the desired price based on the size of the offering. The underwriters named in this prospectus have notified us that no holders of registration rights will be permitted to include any of their shares in this offering.

Under a provision of the warrants to purchase an aggregate of 190,196 shares of our common stock issued in partial consideration for the purchase of Specialized Home Health Care Services of Central Florida, Inc., d/b/a Best Choice Home Healthcare and MAJJ Enterprises, LLC, holders of the shares have the right to participate in any primary or secondary offering proposed by us upon the same terms and conditions as members of management of the company. We are required to use our best efforts to include these shares in the securities covered by the registration statement, subject to any limitations placed on securities owned by members of management pursuant to the terms of the offering. Because no member of management is selling shares in this initial public offering, such holders had no registration rights with regard to this offering.

Anti-takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and bylaws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our corporate policies formulated by our board of directors. In addition, these provisions also are intended to ensure that our board of directors will have sufficient time to act in what our board of directors believes to be in the best interests of us and our stockholders. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for our takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of us. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control of us by the holder of a large block of common stock, and could also discourage or make more difficult a merger, tender offer, or proxy contest, even if such event would be favorable to the interest of our stockholders.

Written Consent of Stockholders.    Our amended and restated certificate of incorporation and amended and restated bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent. Elimination of actions by written consent of stockholders may lengthen the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholders’ meeting. The elimination of actions by written consent of the stockholders may deter hostile takeover attempts. Without the availability of actions by written consent of the stockholders, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws without holding a stockholders meeting. To hold such a meeting, the holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders’ meeting and satisfy the applicable notice provisions set forth in our amended and restated bylaws.

Amendment of the Bylaws.    Under Delaware law, the power to adopt, amend or repeal a corporation’s bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our amended and restated certificate of incorporation and amended and restated bylaws grant our board the power to alter, amend and repeal our bylaws, or adopt new bylaws, on the affirmative vote of a majority of the directors then in office. Our stockholders may alter, amend or repeal our bylaws, or adopt new bylaws, but only at a regular or special meeting of stockholders by an affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class.

Amendment of Certificate of Incorporation.    The provisions of our amended and restated certificate of incorporation that could have anti-takeover effects as described above are subject to amendment, alteration, repeal, or rescission either by (i) our board of directors without the assent or vote of our stockholders or (ii) the affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class, depending on the subject provision. This requirement makes it more difficult for stockholders to make changes to the provisions in our certificate of incorporation which could have anti-takeover effects by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from amending these provisions.

Special Meetings of Stockholders.    Our amended and restated bylaws preclude our stockholders from calling special meetings of stockholders or requiring the board of directors or any officer to call such a meeting or from proposing business at such a meeting. Our amended and restated bylaws provide that only a majority of our board of directors, the chairman of the board or the chief executive officer can call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder can not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time a majority of the board of directors, the chairman of the board or the chief executive officer believes the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace board members also can be delayed until the next annual meeting.

Other Limitations on Stockholder Actions.    Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. This provision may have the effect of precluding the conduct of certain business at a meeting if the proper notice is not provided and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. In addition, the ability of our stockholders to remove directors without cause is precluded.

Nasdaq National Market Listing

Application has been made for quotation of our common stock on The NASDAQ National Market under the symbol CARE.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is National City Bank. Its address is 629 Euclid Avenue, Suite 635, Cleveland, Ohio 44114 and its telephone number is (800) 622-6757.

SHARES ELIGIBLE FOR FUTURE SALE

We will have              shares of common stock outstanding after the completion of this offering (              shares if the underwriters’ over-allotment is exercised in full). Of those shares, the              shares of common stock sold in the offering (              shares if the underwriters’ over-allotment option is exercised in full) will be freely transferable without restriction, unless purchased by persons deemed to be our “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Securities Act. The remaining shares of common stock to be outstanding immediately following the completion of this offering are “restricted,” which means they were originally sold in offerings that were not registered under the Securities Act. These restricted shares may only be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144.

All of our officers, directors and security holders have entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Piper Jaffray & Co. See “Underwriting.” After the 180-day lock-up period, these shares may be sold, subject to applicable securities laws.

After the offering, the holders of approximately              shares of our common stock (including shares issuable upon exercise of outstanding warrants) will be entitled to registration rights. For more information on these registration rights, see “Description of Capital Stock—Registration Rights.”

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for one year or more, may sell in the open market within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately shares immediately after the offering); or

•	the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and the availability of our current public information and may not commence until 90 days after completion of this offering. A person (or persons whose shares are aggregated) who is deemed not to have been our affiliate at any time during the 90 days preceding a sale by him and who has beneficially owned his shares for at least two years, may sell the shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or the availability of current public information we refer to above.

Any of our employees, officers, directors or consultants who purchased his or her shares before the completion of this offering or who holds options as of that date pursuant to a written compensatory plan or contract will be entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144’s holding-period restrictions, in each case commencing 90 days after completion of this offering. Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.

Subject to the lock-up agreements, the shares of our common stock that will become eligible for sale pursuant to Rule 144 or Rule 701 under the Securities Act are as follows:

•	shares will be immediately eligible for sale in the public market without registration pursuant to Rule 144(k); and

•	shares will be eligible for sale in the public market under Rule 144 or Rule 701 beginning 90 days after completion of this offering, subject to volume, manner of sale, and other limitations under those rules.

Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under the 2001 Equity Incentive Plan and the Amended and Restated 1999 Employee Stock Option Plan. Persons who are not affiliates, and who receive shares that are registered under this registration statement, will be able to resell those shares in the public market without restriction under the Securities Act. This registration statement will become effective immediately upon filing.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through the underwriters named below. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares
Piper Jaffray & Co.
Deutsche Bank Securities Inc.
William Blair & Company, L.L.C.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Commissions and Discounts

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $            per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $            million.

Over-Allotment Option

We have granted the underwriters an option to buy up to an aggregate of            additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Indemnification and Contribution

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

We, our executive officers and directors and substantially all of our existing stockholders have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons generally may not, without the prior written approval of Piper Jaffray, offer, sell, contract to sell or otherwise dispose of directly or indirectly or hedge our common stock or securities convertible into or exchangeable for or exercisable for our common stock, subject to certain exceptions. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, Piper Jaffray may, in their sole discretion, release some or all of the securities from these lock-up agreements.

Price Stabilization

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock in the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Some underwriters (and selling group members) may also engage in passive market making transactions in the common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid.

As a result of these activities, the price of our common stock may be higher that the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq National Market, in the over-the-counter market or otherwise.

Determination of Offering Price

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to representatives;

•	our history and prospects, as well as the history of and prospects for our industry;

•	our past and present financial performance and an assessment of our management;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities markets at the time of the offering;

•	recent prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Dechert LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for the underwriters by King & Spalding LLP.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 that we have filed with the SEC covering the shares of common stock we are offering. This prospectus does not contain all the information in the registration statement and the exhibits that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and those exhibits. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit. A copy of the registration statement and the exhibits may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. You may also request copies of these filings, at no cost, by telephone at (502) 429-7778 or by mail to: HealthEssentials Solutions, Inc., 9510 Ormsby Station Road, Suite 101, Louisville, KY 40223, Attention: Investor Relations.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with such requirements, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the public reference facilities and website of the SEC referred to above. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent registered public accounting firm.

HEALTHESSENTIALS SOLUTIONS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholders

HealthEssentials Solutions, Inc.

We have audited the accompanying consolidated balance sheets of HealthEssentials Solutions, Inc. and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Louisville, Kentucky

April 5, 2004 except for Notes 3, 4

and 13 as to which the date is

September 3, 2004

HealthEssentials Solutions, Inc. and Subsidiaries

Consolidated Statements of Operations

	Years ended December 31,			Six Months ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Net revenues	$15,589,841	$35,038,128	$53,101,998	$25,355,085	$32,782,498

Costs and expenses:
Salaries, wages and benefits	15,281,582	25,546,900	40,382,359	18,254,997	24,460,483
Other operating expenses	4,426,445	6,973,476	10,104,626	4,487,450	5,961,031
Bad debt expense	628,000	874,799	1,181,920	571,475	875,785
Depreciation and Amortization	374,591	391,293	841,635	305,115	583,356
Interest expense, net	354,250	1,171,628	1,522,806	745,153	1,100,661

	21,064,868	34,958,096	54,033,346	24,364,190	32,981,316

Income (loss) from continuing operations before income taxes	(5,475,027)	80,032	(931,348)	990,895	(198,818)

Income tax expense (benefit)	—	(6,885)	12,290	—	49,098

Income (loss) from continuing operations	(5,475,027)	86,917	(943,638)	990,895	(247,916)

Discontinued operations:
Loss from operations	(417,179)	—	—	—	—
Income (loss) on abandonment	(271,482)	54,281	—	—	—

Net income (loss)	(6,163,688)	141,198	(943,638)	990,895	(247,916)

Accrued dividends on preferred stock	(799,798)	(909,402)	(982,158)	(477,672)	(514,264)
Net income (loss) attributable to common stockholders	$(6,963,486)	$(768,204)	$(1,925,796)	$513,223	$(762,180)

Earnings income (loss) per common share:
Basic:
Income (loss) from continuing operations	$(0.82)	$(0.10)	$(0.02)	$0.01	$(0.01)
Discontinued operations:
Loss from operations	(0.05)	—	—	—	—
Income (loss) on abandonment	(0.04)	0.01	—	—	—

Net income (loss)	$(0.91)	$(0.09)	$(0.02)	$0.01	$(0.01)

Diluted
Income (loss) from continuing operations	$(0.04)	$(0.01)	$(0.01)	$0.00	$0.00
Discontinued operations:
Loss from operations	—	—	—	—	—
Income (loss) on abandonment	—	—	—	—	—

Net income (loss)	$(0.04)	$(0.01)	$(0.01)	$0.00	$0.00

Shares used in computing earnings (loss) per common share:
Basic	7,621,569	8,499,065	89,059,623	61,006,945	118,809,042
Diluted	150,098,346	150,949,905	152,745,614	152,734,847	152,876,561

See accompanying notes.

HealthEssentials Solutions, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31,		June 30, 2004
	2002	2003
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$398,207	$1,272,879	$3,888,000
Accounts receivable, net of allowance for doubtful accounts of $814,000 at 2002, $1,641,000 at 2003 and $2,027,000 at 2004	11,586,942	16,225,312	19,395,883
Other receivables	2,053	33,789	147,267
Inventory	—	361,691	399,502
Prepaid expenses	191,870	537,284	852,115

Total current assets	12,179,072	18,430,955	24,682,767

Property and equipment:
Equipment and furnishings	474,654	1,754,419	2,174,111
Computer hardware and software	702,032	1,419,397	1,841,477
Leasehold improvements	22,329	115,024	158,299
Capital leases	223,385	820,141	820,141

	1,422,400	4,108,981	4,994,028
Less accumulated depreciation	(785,898)	(1,410,589)	(1,940,251)

	636,502	2,698,392	3,053,777

Other assets:
Goodwill	4,354,223	4,828,366	6,222,172
Other assets	612,642	682,237	921,515

Total other assets	4,966,865	5,510,603	7,143,687

Total assets	$17,782,439	$26,639,950	$34,880,231

Liabilities and Stockholders’ Deficit
Current liabilities:
Current portion of long-term debt	$12,570,770	$19,999,801	$28,691,824
Accounts payable	1,209,870	1,183,223	1,293,924
Accrued expenses	2,240,982	3,667,440	4,045,694
Deferred revenue	675,923	991,981	899,954
Other current liabilities	164,725	192,251	448,780

Total current liabilities	16,862,270	26,034,696	35,380,176

Long-term debt	1,997,205	2,624,701	2,943,157

Total liabilities	18,859,475	28,659,397	38,323,333

Commitments and contingencies

Redeemable preferred stock ($.001 par value):
Series A preferred stock, 150,000 shares authorized, 107,020 shares issued in 2002, 2003 and 2004	8,618,411	9,345,625	9,726,651
Series A-2, 50,000 shares authorized, none issued	—	—	—
Series A-3, 75,000 shares authorized, none issued	—	—	—
Series A-4, 75,000 shares authorized, none issued	—	—	—
Series B preferred stock, 50,000 shares authorized, 43,520 shares issued in 2002, 2003 and 2004	3,529,551	3,784,495	3,917,731

Total redeemable preferred stock	12,147,962	13,130,120	13,644,382

Stockholders’ deficit:
Common stock, $.00001 par value; 165,000,000 shares authorized, 10,287,333, 118,558,143 and 119,050,485 shares issued in 2002, 2003 and 2004	1	1	1
Additional paid-in capital	1,459,561	478,630	—
Accumulated deficit	(14,684,560)	(15,628,198)	(17,087,485)

Total stockholders’ deficit	(13,224,998)	(15,149,567)	(17,087,484)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$17,782,439	$26,639,950	$34,880,231

See accompanying notes.

HealthEssentials Solutions, Inc. and Subsidiaries

Consolidated Statements of Redeemable Preferred Stock and Stockholders’ Deficit

Years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2004

	Redeemable Preferred Stock					Common Stock		Stockholders’ Deficit
	Series A		Series B					Additional Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount	Total	Shares	Amount			Total
Balance, December 31, 2000 (unaudited)	71,347	$4,868,718	43,520	$3,070,045	$7,938,763	12,418,224	$1	$3,164,751	$(8,662,070)	$(5,497,318)
Exercise of warrants and options	—	—	—	—	—	37,395	—	1,882	—	1,882
Issuance of restricted common stock	—	—	—	—	—	749,709,430	—	—	—	—
Issuance of Series A Preferred Stock	35,673	2,499,999	—	—	2,499,999	—	—	—	—	—
1-for-100 reverse stock split						(754,543,399)	—	—	—	—
Accrued dividends on preferred stock	—	578,062	—	221,736	799,798	—	—	(799,798)	—	(799,798)
Net loss	—		—	—	—	—	—	—	(6,163,688)	(6,163,688)

Balance, December 31, 2001	107,020	$7,946,779	43,520	$3,291,781	$11,238,560	7,621,650	$1	$2,366,835	$(14,825,758)	$(12,458,922)

Exercise of warrants and options	—	—	—	—	—	737,526	—	2,128	—	2,128
Issuance of restricted common stock	—	—	—	—	—	1,918,157	—	—	—	—
Issuance of stock in conjunction with acquisition	—	—	—	—		10,000	—	—	—	—
Accrued dividends on preferred stock	—	671,632	—	237,770	909,402	—	—	(909,402)	—	(909,402)
Net loss	—	—	—	—	—	—	—	—	141,198	141,198

Balance, December 31, 2002	107,020	$8,618,411	43,520	$3,529,551	$12,147,962	10,287,333	$1	$1,459,561	$(14,684,560)	$(13,224,998)

Exercise of warrants and options	—	—	—	—	—	107,731,413	—	1,227	—	1,227
Issuance of restricted common stock	—	—	—	—	—	770,000	—	—	—	—
Forfeiture of restricted common stock					—	(230,603)				—
Accrued dividends on preferred stock	—	727,214	—	254,944	982,158	—	—	(982,158)	—	(982,158)
Net loss	—		—	—	—	—	—	—	(943,638)	(943,638)

Balance, December 31, 2003	107,020	$9,345,625	43,520	$3,784,495	$13,130,120	118,558,143	$1	$478,630	$(15,628,198)	$(15,149,567)

Exercise of warrants and options—unaudited	—	—	—	—	—	192,342	—	5	—	5
Issuance of common stock in conjunction with acquisition—unaudited						300,000	—		—	—
Purchase of joint venture minority interest—unaudited								—	(1,175,742)	(1,175,742)
Issuance of restricted common stock—unaudited	—	—	—	—	—	—	—	—	—	—
Forfeiture of restricted common—unaudited	—	—	—	—	—	—	—	—	—	—
Accrued dividends on preferred stock—unaudited	—	381,026	—	133,236	514,262	—	—	(478,635)	(35,629)	(514,264)
Net income—unaudited	—	—	—	—	—	—	—	—	(247,916)	(247,916)

Balance, June 30, 2004	107,020	$9,726,651	43,520	$3,917,731	$13,644,382	119,050,485	$1	$—	$(17,087,485)	$(17,087,484)

There are no elements of other comprehensive income as identified by SFAS, No. 130, “Reporting Comprehensive Income”.

See accompanying notes.

HealthEssentials Solutions, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Cash flows used in operating activities:
Net income (loss)	$(6,163,688)	$141,198	$(943,638)	$990,895	$(247,916)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	198,535	306,008	718,407	244,572	515,794
Amortization	176,056	85,285	123,228	60,543	67,562
Bad debt expense	628,000	874,799	1,181,920	571,475	875,785
Goodwill impairment	423,000	—	—	—	—
Changes in assets and liabilities:
Increase in accounts receivable	(4,204,994)	(5,578,111)	(5,820,290)	(4,490,674)	(4,046,356)
(Increase) decrease in prepaid expenses	25,034	(105,419)	(345,414)	(648,137)	(314,831)
(Increase) decrease in other receivables	(1,622)	16,357	(31,736)	(115,803)	(113,478)
Increase in inventory	—	—	(361,691)	—	(37,811)
Increase in other assets	(199,973)	(15,253)	(666,966)	(79,331)	(415,646)
Increase (decrease) in accounts payable	149,937	863,225	(342,277)	(365,035)	110,701
Increase (decrease) in accrued expenses	936,949	(192,066)	1,742,088	746,686	378,254
Increase (decrease) in other current liabilities	(291,904)	7,842	27,526	(41,229)	256,529
Increase (decrease) in deferred revenue	—	320,731	316,058	244,536	(92,027)

Net cash used in operating activities	(8,324,670)	(3,275,404)	(4,402,785)	(2,881,502)	(3,063,440)

Cash flows (used in) from investing activities:
Acquisitions of businesses	—	(2,198,308)	—	—	(390,000)
Purchase of property and equipment, net	194,867	(391,188)	(2,780,297)	(1,173,421)	(871,179)
Purchase of joint venture minority interest	—	—	—	—	(1,175,738)

Net cash (used in) provide by investing activities	194,867	(2,589,496)	(2,780,297)	(1,173,421)	(2,436,917)

Cash flows from financing activities:
Net borrowing under lines of credit	3,109,829	3,886,410	1,469,086	1,755,849	1,972,107
Borrowings under HBCC term loan, net	—	2,000,000	867,639	1,347,160	1,715,693
Increase (decrease) in other debt and capitalized lease obligations	14,761	(61,393)	739,671	(41,735)	(572,327)
Issuance of subordinated notes	2,500,000	—	4,980,131	4,980,131	5,000,000
Exercise of warrants and options	1,882	2,128	1,227	983	5
Proceeds from issuance of preferred stock	2,499,999	—	—	—	—
Minority partner investment in joint venture	—	—	—	20,000	—

Net cash provided by financing activities	8,126,471	5,827,145	8,057,754	8,062,388	8,115,478

Net increase (decrease) in cash and cash equivalents	(3,332)	(37,755)	874,672	4,007,465	2,615,121

Cash and cash equivalents, beginning of period	439,294	435,962	398,207	398,207	1,272,879

Cash and cash equivalents, end of period	$435,962	$398,207	$1,272,879	$4,405,672	$3,888,000

Supplemental disclosures of cash flows information:
Cash payments for interest	$207,557	$1,156,338	$1,539,090	$747,103	$932,723

Cash (receipts) payments for income taxes	$—	$(6,885)	$12,290	$—	$49,098

Summary of noncash investing and financing activities:
Dividends accrued on redeemable preferred stock	$779,798	$909,402	$982,158	$477,672	$514,264

Notes payable issued in connection with acquisitions	$—	$1,901,968	$—	$—	$895,000

Fair value of assets and liabilities acquired	$—	$(140,659)	$—	$—	$—

See accompanying notes.

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

1.    Description of Business

HealthEssentials Solutions, Inc. (the Company) is a leading provider of residential healthcare services that meet the specialized needs of the growing geriatric population in the United States. The Company’s physicians and non-physician practitioners (NPPs), strive to replicate a physician office visit by providing primary medical care to its patients in non-acute, residential settings such as nursing facilities, assisted living facilities or retirement communities and in their homes. In the Company’s nursing facility-based programs, its NPPs administer routine medical treatment and monitor the health of residents. In the Company’s housecall programs, the Company uses local teams comprised of employed physicians and NPPs to assess, treat and monitor geriatric patients in their place of residence. To offer patients a broader continuum of medical care, the Company provides complementary services, including clinical laboratory testing, mobile diagnostic exams, home health nursing and hospice care.

2.    Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, patient care service entities over which the Company has a “controlling financial interest,” as defined, pursuant to EITF 97-2, “Application of FASB 94 and APB 16 to Physician Practice Management Entities and Certain other Entities with Contractual Management Arrangements,” and joint ventures determined to be variable interest entities (VIEs) for which the Company is the “primary beneficiary,” as defined, pursuant to Financial Accounting Standards Board (FASB) Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46). Significant intercompany balances and transactions have been eliminated.

The Company manages certain patient care service entities under contracts that are cancelable by either party with 90 days notice, and as such cannot be consolidated under EITF 97-2. Under these contracts, the Company is responsible for certain administrative services including billing and collection, accounting and human resources. The Company’s management fee varies depending upon the services provided and is included in residential provider services net revenues in the accompanying financial statements (none, none, $1,358,000 and $1,838,000 for years ended December 31, 2001, 2002 and 2003 and six months ended June 30, 2004, respectively). Collection of the management fee is dependent upon the Company’s ability to collect the underlying patient accounts receivable. Accordingly, management fee receivables have been included in patient accounts receivable in the accompanying financial statements (approximately none, $1,168,000 and $1,866,000 at December 31, 2002 and 2003 and at June 30, 2004, respectively).

The interim financial statements for the six months ended June 30, 2003 and 2004 are unaudited. In the opinion of management, such interim consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations.

Impact of Recent Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity” (SFAS 150) which established standards for how an issuer classifies and measures certain financial instruments with the characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, with certain exceptions, and otherwise is effective as of January 1, 2004, except for certain

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

mandatorily redeemable financial instruments, for which the effective date is January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company does not have any issued financial instruments that are within the scope of SFAS 150.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIEs activities, is entitled to receive a majority of the VIEs residual returns (if no party absorbs the majority of the losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIEs assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

FIN 46 was effective for VIEs created after January 31, 2003. After January 31, 2003, the Company entered into two joint ventures to operate home health agencies. Because joint ventures were determined to be VIEs and the Company is their primary beneficiary, the Company has consolidated the joint ventures since their inception.

In December 2002, the FASB issued FASB Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (FASB Statement 148). FASB Statement 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation” (FASB Statement 123) to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, FASB Statement 148 amends the disclosure provisions of FASB Statement 123 to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. FASB Statement 148 became effective for the Company December 31, 2003 and did not significantly impact the Company.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” (SFAS 144). This statement addresses how and when to measure impairment of long-lived assets and how to account for long-lived assets that an entity plans to dispose of either through sale, abandonment, exchange, or distribution to owners. The new provisions supersede SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,” which addressed asset impairment, and certain provisions of Accounting Principles Board (APB) Opinion 30 related to reporting the effects of the disposal of a business segment, and require expected future operating losses from

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

discontinued operations to be recorded in the period in which the losses are incurred rather than the measurement date. The provisions of SFAS 144 became effective for the Company January 1, 2002 and did not impact the Company.

In July 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). The statement established new accounting and reporting standards for finite lived and indefinite lived intangible assets and goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually effective January 1, 2002. As a result of the adoption of SFAS 142 the Company discontinued amortizing goodwill effective January 1, 2002 (see Note 10).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with an original maturity of three months or less. At December 31, 2003, cash included $1,000,000 invested in a certificate of deposit (CD). The CD secured the PNC Bank line of credit (Note 13). During April 2004, the line of credit was repaid with the proceeds of the CD.

Accounts Receivable

Accounts receivable consist primarily of amounts due from the Medicare and Medicaid programs, managed care health plans, commercial insurance companies and individual patients. Provisions for doubtful accounts are estimated to the extent it is probable that a portion or all of the receivable will not be collected.

In evaluating the collectibility of accounts receivable, the Company considers a number of factors, including the age of the accounts, changes in collection patterns, the composition of patient accounts by payor type, the status of ongoing disputes with third party payors and general industry conditions.

Inventory

Inventory (principally lab and medical supplies) is stated at the lower of cost (first in, first out method) or market value.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, receivables, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments. The estimated fair value of lines of credit and the term note payable approximate their carrying value, since the interest rates are variable. The subordinated notes are not readily marketable; therefore it is not practicable to estimate their fair value.

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

Long-Lived Assets including Goodwill

Property and equipment have been recorded at cost less accumulated depreciation. The costs of property and equipment are depreciated over their estimated useful lives using the straight-line method. The estimated useful life for computer hardware/software and equipment/furniture is three and seven years, respectively. The cost of leasehold improvements is depreciated over the lesser of the length of the related leases or the estimated useful lives of the assets. Amortization of assets recorded under capital leases is included with depreciation expense.

The Company reviews for the impairment of long-lived assets at least annually, or more frequently if impairment indicators exist. If impairment indicators exist, the Company evaluates the recoverability of long-lived assets, including goodwill, based on forecasted undiscounted cash flows. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and/or its eventual disposition are less than its carrying amount. The Company measures impairment as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. No impairments were recorded during the years ended 2001, 2002, 2003 or the six months ended June 30, 2004.

Stock Option Accounting

The Company follows APB Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recognized provided the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant. Accordingly, the Company recognized no compensation expense for the years ended 2001, 2002, 2003 or the six months ended June 30, 2003 or 2004. SFAS 123, “Accounting for Stock-Based Compensation,” provides for an alternative fair value accounting treatment that requires the use of option valuation models that were not developed for use in valuing employee stock options. Under SFAS 123, compensation expense attributable to employee stock options for the years ended 2001, 2002, 2003 and the six months ended June 30, 2003 or 2004 would be minimal, resulting in no significant change in net income or loss for each period.

The calculation of the fair values of the options under the minimum value method assumes that no corporate dividends will be issued prior to the exercise of the options, and that the options will be exercised immediately prior to the expiration date. The risk free interest rate used in the calculation was based on the zero coupon government issue rate of approximately 1.5%.

Reverse Stock Split

The Company recorded a 1-for-100 reverse stock split effective September 26, 2001. All share and per share information has been adjusted to reflect the reverse stock split.

3.    Acquisitions and Discontinued Operations

Best Choice and MAJJ

On May 1, 2002, the Company purchased 100% of the outstanding common stock of Specialized Home Health Care Services of Central Florida, Inc. d/b/a Best Choice Home Healthcare (BCHH) and MAJJ Enterprises, LLC (MAJJ) to expand the Company’s revenue base and enter into the home health business (a line of business that complements its existing core business). The consolidated statement of operations includes operating results for BCHH and MAJJ since May 1, 2002. The aggregate purchase price was $4.1 million, including cash of $2.2 million and the issuance of $1.9 million of notes payable.

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

The following table summarizes the estimated fair values of the net assets acquired as of the date of the acquisition before resolution of the earnout contingencies:

Current assets	$660,978
Property and equipment	85,980
Goodwill and other assets	5,330,714

Total assets acquired	6,077,672
Current liabilities	(1,626,601)
Other long-term liabilities	(350,795)

Net assets acquired	$4,100,276

The Company recorded goodwill of $4,868,366 in connection with the acquisition. Goodwill is not deductible for tax purposes.

Total consideration to be paid by the Company is subject to adjustment under earn-out provisions in both purchase agreements. The BCHH earn-out requires a consideration adjustment based on three times the amount which BCHH “operating profits”, as defined in the Purchase Agreements, exceed or fall short of $1,028,873 for the first twelve months of operation after May 1, 2002. The excess, if any, will be paid as 50% cash and 50% promissory notes. The BCHH purchase agreement also requires the Company to adjust total consideration for any excess or shortfall of actual BCHH working capital at April 30, 2002 versus BCHH net working capital at December 31, 2001.

The MAJJ earn-out requires the Company to pay additional consideration based on 3.5 times the amount of MAJJ “operating profits,” as defined in the Purchase Agreement, for the period commencing September 1, 2002 through August 31, 2003. Any excess will be paid as 50% cash and 50% promissory notes. To the extent additional promissory notes are issued for the MAJJ earn-out payment, the Company is also obligated to issue warrants to the former owners of MAJJ with a value equal to 5% of the additional promissory notes.

As of June 30, 2004, the amount to be paid or received by the Company under both the BCHH and MAJJ earn-outs had not been settled. The range of additional consideration to be paid is between $2.0 and $2.4 million. Such amounts will be recorded upon resolution of the contingency. Additional payments or reductions in previously paid purchase consideration, as a result of the BCHH and MAJJ earn-outs, may significantly impact goodwill and liquidity.

Physician Housecalls

On April 19, 2004, the Company signed a definitive agreement to acquire 100% of the outstanding common shares of Physician Housecall, Inc. (PHC), a provider of housecall services, to enhance the Company’s presence in Columbus, Ohio. The aggregate purchase price of $1,000,000, consisted of the following: $350,000 of cash; $550,000 of 5% promissory notes payable in 24 monthly installments of $22,917 plus interest; and 300,000 shares of the Company’s common stock. An additional $300,000 contingent note payable was also issued. The contingent note is payable $100,000 per quarter, beginning June 30, 2004, contingent upon the satisfaction of certain performance criteria. $100,000 of the contingent note was earned and payable at June 30, 2004. Such amount is included in the aggregate purchase price. The remaining $200,000 will be recorded as additional consideration upon satisfaction of future performance criteria.

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

The following table summarizes the estimated fair values of the net assets acquired and liabilities assumed as of the date of the acquisition.

Current assets	$22,382
Property and equipment	28,132
Goodwill	1,108,806
Other assets	1,268

Total assets acquired	1,160,588
Current liabilities	160,588

Net assets acquired	$1,000,000

No intangible assets were identified as a result of the acquisition. Goodwill was assigned to the residential provider services segment.

The results of PHC’s operations have been included in the consolidated financial statements since the purchase date.

Carebridge

Effective April 20, 2004, the Company purchased and assumed the operations of Carebridge, Inc. (Carebridge), a provider of healthcare services to patients in long-term care facilities, skilled nursing facilities and assisted living facilities, to enhance the Company’s revenue base and to facilitate its entry into Massachusetts, North Carolina and the District of Columbia. The aggregate purchase price of $245,000 consisted of $50,000 of cash and a 5% promissory note in the principal amount of $195,000. The promissory note is payable with an initial installment of $30,000 and 24 monthly installments of principal and interest totaling $7,239 beginning July 19, 2004. Goodwill recognized in the transaction amounted to $245,000 and was assigned to the residential provider services segment.

Pro forma information for PHC and Carebridge is not presented for the six months ended June 30, 2004 because the amounts are not significant compared with the Company’s consolidated financial statements prior to the acquisition.

Discontinued Operations—Patrion

During 2001, the Company decided to discontinue the operations of the Patrion line of business, which operated an internet based patient information service. Sales of the Patrion division were $3,000 in 2001. At December 31, 2001, the remaining assets of Patrion consisted of computer software and other equipment, amounting to approximately $10,000 after deducting an allowance for the estimated loss on disposal of $247,566; and liabilities of $90,177 including estimated operating losses to the final disposal date. For 2002, the Patrion division had no sales and the remaining $10,000 of assets were abandoned and written-off.

4.    Joint Ventures

Best Choice Naples

During May 2003, the Company formed a joint venture with an unrelated partner to start a home health agency in Florida (Best Choice Home Care Naples, LLC, or Best Choice Naples).

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

Best Choice Naples was financed with $50,000 in initial equity contributions from each of the two joint venture partners. The minority interest was reduced to zero at December 31, 2003 as a result of operating losses incurred during the year. In addition to its capital contribution, the Company is also funding working capital needs through an unsecured line of credit (approximately $44,000 drawn at December 31, 2003). Best Choice Naples’ promissory note is unsecured. The creditors of Best Choice Naples do not have recourse to the other assets of the Company.

On June 28, 2004, the Company purchased the minority interest in Best Choice Naples for approximately $1.2 million. The cash consideration paid in excess of the minority interest was accounted for as an increase in accumulated deficit.

HHC Nevada

During September 2003, the Company formed a joint venture (HealthEssentials Home Care, LLC, or HHC Nevada) with Barrington Arms Capital, LLC (Barrington Arms) to provide home healthcare services in southwest Nevada.

HHC Nevada was financed with $150,000 in initial equity contributions from the Company and Barrington Arms. The minority interest was reduced to zero at December 31, 2003 as a result of operating losses incurred during the year. In addition to its capital contribution, the Company is also funding working capital needs through an unsecured line of credit (approximately $164,000 and $335,000 drawn at December 31, 2003 and June 30, 2004, respectively). The creditors of HHC Nevada do not have recourse to the other assets of the Company.

Under the terms of the HHC Nevada joint venture agreement, a member may withdraw from the joint venture at any time by giving notice of its intent to withdraw to the other member at least 180 days before the effective date of the withdrawal. Within 30 days of the member’s notice that it intends to withdraw, the withdrawing (offering) member must tender to the other (receiving) member a buy or sell offer for the receiving or offering member’s membership interest, whichever is applicable. The offer will set forth the proposed purchase price and material terms of the offer. The receiving member will have 90 days to notify the offering member of its decision. If the receiving member elects the buy offer, the receiving member will tender the purchase price with its written notice. If the receiving member elects the sell offer, the offering member must tender the purchase price within 60 days.

The Company is the primary beneficiary of each of the above joint ventures and, accordingly, consolidates the joint ventures in the accompanying financial statements. The equity interests not owned by the Company are reported as a minority interest, if any, in the accompanying financial statements (zero at December 31, 2003 and June 30, 2004).

Grace Hospice

On July 1, 2004, the Company purchased 49% of the outstanding common stock of IHG Healthcare, Inc. d/b/a Grace Hospice of Texas (Grace Hospice), a startup hospice agency, to expand the Company’s revenue base and enter into the hospice business (a line of business that complements its existing core business). The aggregate purchase price was $140,000, included cash of $20,000 and $120,000 payable in 12 monthly installments of $10,000. In addition to the stock purchase, the Company loaned Grace Hospice $150,000 to be used for working capital. Interest on the promissory note is payable monthly beginning August 1, 2004 and continuing until the principal is paid in full on January 2, 2005.

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

The Company is the primary beneficiary of Grace Hospice and, accordingly, will consolidate Grace Hospice of its financial statements. The equity interests of Grace Hospice not owned by the Company will be reported as a minority interest, if any.

5.    Net Revenues

The Company has agreements with third party payors that provide for payments to the Company in amounts different from its established rates. Payment arrangements include prospectively determined rates per encounter or episode, as applicable. Net revenues is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered.

The Company participates in the Medicare and Medicaid Programs (the Programs). Changes in the Programs and the potential reduction of funding levels could have an adverse impact on the Company’s operations. The following table sets forth the mix of the Company’s net revenues for the periods indicated:

	Years Ended December 31,			Six Months Ended June 30, 2004
	2001	2002	2003
				(unaudited)
Medicare	87%	89%	89%	90%
Medicaid	5	5	5	4
Commercial and Other	8	6	6	6

	100%	100%	100%	100%

Medicare and Medicaid Programs

The Company recognizes revenue at the time services are provided. Revenue is presented net of an estimated provision for contractual adjustments. The Company derives a significant portion of its revenues from Medicare, Medicaid and other payors that receive discounts from its standard charges. The Company must estimate its total amount of these discounts to prepare its consolidated financial statements. The Medicare and Medicaid regulations under which these discounts must be calculated are complex and subject to interpretation and adjustment. The Company estimates the allowance for contractual discounts on a payor-specific basis given its historical experience and interpretation of the applicable regulations. It is not uncommon for issues to arise related to: medical coding, particularly with respect to Medicare; patient eligibility, particularly with respect to Medicaid; and other reasons to credit risk, all of which may result in adjustments to recorded revenue amounts. These issues sometimes result in payments that differ from the Company’s original estimates. Management continually evaluates the potential for revenue adjustment and when appropriate provides allowances for amounts deemed to be uncollectible based upon the best available information. Additionally, updated regulations occur frequently, necessitating regular review and reassessment of the estimation process. As a result, the estimated amounts originally recorded as net revenues and accounts receivable may be subject to revision as additional information becomes known.

Residential provider services rendered to Program beneficiaries are paid at prospectively determined rates per patient encounter. These rates vary according to a patient classification system that is based on clinical, diagnostic, and other factors.

Home health and hospice services rendered to Medicare program beneficiaries are paid at prospectively determined rates per patient episode. Home health and hospice services revenue is recognized on a straight-line

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

basis over the service period, or episode, less estimated adjustments. For episodes in progress at period end, the Company records deferred revenue for the portion of services to be provided subsequent to the period end.

While the Company regularly reviews its documentation, coding and billing practice as part of its compliance program, the rules are subject to interpretation. Government investigations, private insurers or private whistleblowers may challenge its practices. Such a challenge or failure to follow these rules could result in civil liability under contracts with private payors, and criminal or civil liability under the federal False Claims Act and various federal and state criminal statutes, including significant financial penalties, loss of licenses and exclusion from the Programs, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

6.    Certain Other Adjustments

2001

At December 31, 2001, the Company had approximately $423,000 of goodwill recorded from the original purchase of NPPA of America, Inc. (NPPA). The Company acquired NPPA, a provider of residential healthcare services in Texas, New Mexico and Indiana, in February 1999. The goodwill was determined to be impaired and written-off due to a continued decrease in activity by the NPPs employed by NPPA. This goodwill impairment is included in other operating expenses in the accompanying financial statements.

2002

During 2002, the Company incurred significant costs in pursuit of various business acquisitions. Ultimately, certain acquisitions were not completed. Accordingly, costs totaling approximately $525,000 related to the acquisitions, which would have otherwise been capitalized had the Company completed the acquisitions, were expensed in the Consolidated Statement of Operations. Such costs consisted of legal, accounting, professional and consulting fees and are included in other operating expenses. Accounts payable at December 31, 2002 included $202,400 for the payment of these expense amounts. All amounts were paid during 2003. These costs are included in other operating expenses in the accompanying financial statements.

2003

Net revenues for the fourth quarter of 2003 included a change in estimate for contractual allowances of $3.0 million related to prior year accounts receivable that were deemed to be uncollectable ($2.6 million for the residential provider services segment and $0.4 million for the home health and hospice segment).

2004

Net revenues for the second quarter of 2004 included a change in estimate for contractual allowances of $1.5 million related to prior year accounts receivable that were deemed to be uncollectable ($1.2 million for the residential provider services segment and $0.3 million for the home health and hospice segment).

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

7.    Earnings Per Share

A computation of the earnings per common share follows

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
	(in thousands except shares and per share data)
Earnings (loss):
Income (loss) from continuing operations	$(5,475)	$87	$(944)	$991	$(248)
Discontinued operations:
Loss (income) from operations	(417)	—	—	—	—
Loss on divestiture	(272)	54	—	—	—

Net income (loss)	(6,164)	141	(944)	991	(248)
Accrued dividends on preferred stock	(800)	(909)	(982)	(478)	(514)

Income (loss) available to common stockholders—basic and diluted computation	(6,964)	(768)	(1,926)	513	(762)
Shares used in the computation:
Weighted average shares outstanding—basic computation	7,621,569	8,499,065	89,059,623	61,006,945	118,809,042
Dilutive effect of nominal options and warrants	142,476,777	142,430,292	63,459,279	91,477,902	34,067,519
Dilutive effect of non-vested restricted stock	—	20,548	226,712	250,000	—

Adjusted weighted average shares outstanding—diluted computation	150,098,346	150,949,905	152,745,614	152,734,847	152,876,561

Earnings (loss) per common share:
Basic:
Income (loss) from continuing operations	$(0.82)	$(0.10)	$(0.02)	$0.01	$(0.01)
Discontinued operations:
Income (loss) from operations	(0.05)	—	—	—	—
Income (loss) on divestiture	(0.04)	0.01	—	—	—

Net income (loss)	$(0.91)	$(0.09)	$(0.02)	$0.01	$(0.01)

Diluted:
Income from continuing operations	$(0.04)	$(0.01)	$(0.01)	$0.00	$0.00
Discontinued operations:
Income (loss) from operations	—	—	—	—	—
Income (loss) on divestiture	—	—	—	—	—

Net income (loss)	$(0.04)	$(0.01)	$(0.01)	$0.00	$0.00

The basic and diluted EPS calculations include certain “nominal” issuances in accordance with Staff Accounting Bulletin No. 98 (SAB 98) which requires certain stock, option or warrant issuances to be reflected in the earnings per share calculation as if the issuance was outstanding at the beginning of the earliest year presented.

Certain options and warrants have been excluded from the earnings per share calculations due to antidilution. In future periods, the options and/or warrants may be included in basic or diluted earnings per share.

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

8.    Business Segment Data

The Company operates two reportable business segments: the residential provider services segment and the home health and hospice services segment. The residential provider services segment employs physicians and NPPs who provide geriatric care through the Company’s facility based and housecall programs. In addition, the residential provider services segment provides certain ancillary services, including clinical laboratory testing and mobile diagnostic services.

The home health and hospice services segment employs skilled nurses, therapists, home health aides and social workers who provide home health and hospice care.

The Company defines operating income as earnings before interest, income taxes, depreciation and amortization. Operating income reported for each of the Company’s business segments excludes certain other adjustments (impairment of goodwill and abandoned acquisition costs), depreciation and amortization, interest expense, net, income tax expense (benefit), and allocation of corporate overhead.

The company identified its segments in accordance with the aggregation provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” This information is consistent with information used by the Company in managing its business with similar economic characteristics.

The following table sets forth certain data by business segment (in thousands):

	Years Ended December 31,			June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Revenues:
Residential provider services	$15,590	$29,735	$39,058	$18,443	$24,716
Home health and hospice services	0	5,303	14,044	6,912	8,066

	$15,590	$35,038	$53,102	$25,355	$32,782

Operating Income
Residential provider services	$1,417	$7,363	$6,564	$3,806	$4,014
Home health and hospice services	—	1,690	4,362	2,572	2,681
Corporate	(5,740)	(6,885)	(9,493)	(4,337)	(5,210)

	(4,323)	2,168	1,433	2,041	1,485

Certain other adjustments	(423)	(525)	—	—	—
Depreciation & amortization	(375)	(391)	(842)	(305)	(583)
Interest expense, net	(354)	(1,172)	(1,523)	(745)	(1,101)

Income (loss) from continuing operations before income taxes	(5,475)	80	(932)	991	(199)
Income tax expense (benefit)	—	(7)	12	—	49

Income (loss) from continuing operations	$(5,475)	$87	$(944)	$991	$(248)

Total assets by segment is not available for separate disclosure.

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

9.    Income Taxes

The provision for income taxes is based on management’s estimate of taxable income or loss for each respective accounting period. The Company recognizes an asset or liability for the deferred tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets are recovered or liabilities are settled. The Company also recognizes as deferred tax assets the future tax benefits from operating and capital loss carryforwards.

The total income tax benefit (expense) consisted entirely of state and local income taxes, all of which was allocated to income (loss) from continuing operations.

An analysis of the differences between the federal statutory rate and effective income tax rates attributable to income (loss) from continuing operations is as follows:

	Years ended December 31,			Six months ended June 30,
				(unaudited)
	2001	2002	2003	2003	2004
U.S. Federal income tax rate	(34)%	34%	(34)%	34%	(34)%
Change in tax valuation allowance	33	(206)	5	(53)	(62)
Goodwill write-off	3	—	—	—	—
Nondeductible interest	—	80	27	11	87
Other nondeductible expenses	1	46	4	2	11
State income taxes, net	(3)	16	1	6	23
Other	—	21	(2)	—	—

	0%	(9)%	1%	0%	25%

The significant components of deferred income taxes attributable to income (loss) from continuing operations follow:

	Years Ended December 31,			Six Months Ended June 30,
				(unaudited)
	2001	2002	2003	2003	2004
Current state income tax	$—	$6,885	$(12,290)	$—	$(49,098)
Deferred tax benefit (expense)	(2,074,000)	185,000	(49,000)	524,000	120,000
Change in deferred tax valuation allowance	2,074,000	(185,000)	49,000	(524,000)	(120,000)

Income tax expense (benefit)	$0	$6,885	$(12,290)	$—	$(49,098)

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

The tax effects of temporary differences that result in a significant portion of deferred tax assets and liabilities are presented below (in thousands):

	December 31,		June 30,
	2002	2003	2004
Deferred tax assets:
Net operating loss carryforwards	$4,538	$4,402	$4,343
Start-up costs capitalized	483	422	339
Reserve for contractual allowance	309	624	771
Accrued expenses and other	154	179	165
Depreciation	92	—	—

Total gross deferred tax assets	5,576	5,627	5,618
Less valuation allowance	(5,576)	(5,625)	(5,505)

Net deferred tax assets	—	2	113
Deferred tax liabilities:
Depreciation	—	(2)	(113)

Net deferred tax assets	$—	$—	$—

A valuation allowance is recorded on the entire deferred asset due to the uncertainty of future realization of the asset. Tax benefits related to the recognition of the valuation allowance in future periods will be reported as an income tax benefit in the consolidated statement of operations.

The net change in the valuation allowance was $(185,000), $49,000 and $(120,000) for the years ended December 31, 2002 and 2003 and the six months ended June 30, 2004 respectively.

At June 30, 2004, the Company had federal income tax net operating loss carryforwards of approximately $11.4 million, $6.2 million of which is subject to an annual limit of $1.1 million under Section 382 of the Internal Revenue Code.

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

10.    Goodwill

The Company discontinued amortizing goodwill effective January 1, 2002 in accordance with SFAS 142. Had the provisions of SFAS 142 been adopted at January 1, 2001, net income and earnings per share for the year ended December 31, 2001 would have increased by approximately $127,000, $0.02 per basic share and $0.00 per diluted share.

Changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2003, and for the six months ended June 30, 2004, by business segment, are as follows:

	Residential Provider Services	Home Health and Hospice Services	Total
Balance at January 1, 2002	$—	$—	$—
Goodwill added		4,354	4,354

Balance at December 31, 2002	—	4,354	4,354
Goodwill added	—	474	474

Balance at December 31, 2003	—	4,828	4,828
Goodwill added	1,354	40	1,394

Balance at June 30, 2004	$1,354	$4,868	$6,222

11.    Other Assets

Other assets consist principally of deferred financing costs of $576,515, $602,044 and $723,628 at December 31, 2002 and 2003 and June 30, 2004, respectively, which are being amortized over the term of the related debt. Accumulated amortization was $94,659, $217,887 and $285,449 at December 31, 2002 and 2003 and June 30, 2004, respectively.

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

12.    Accrued Liabilities

Accrued expenses consist of the following:

	December 31, 2002	December 31, 2003	June 30, 2004
Accrued salaries, wages, employee benefits	$1,635,163	$2,836,716	$2,845,617
Other accrued expenses	315,630	407,120	603,409
Accrued interest	290,189	423,604	596,669

	$2,240,982	$3,667,440	$4,045,695

13.    Long-term Debt and Notes Payable

Long-term debt and notes payable are summarized as follows:

	December 31,		June 30, 2004
	2002	2003
Healthcare Business Credit Corporation:
Line of credit	$7,514,702	$7,983,788	$10,728,862
Term note payable, due 2007	2,000,000	2,867,639	4,583,333
10% convertible subordinated notes, due 2006	2,500,000	2,500,000	2,500,000
12% convertible subordinated notes, due 2008	—	4,980,131	4,980,131
20% convertible subordinated notes, due 2007	—	—	5,000,000

Acquisition notes payable:
Best Choice Home Healthcare	1,901,968	1,901,968	1,901,968
Physician Housecall, Inc.	—	—	604,167
Carebridge, Inc.	—	—	195,000
Other bank lines of credit	—	1,000,000	227,033
Note payable to Kindred Healthcare, Inc.	500,000	500,000	342,857
Note payable to Novak Capital	—	225,000	—
Capital lease obligations and other	151,305	665,976	571,630

	14,567,975	22,624,502	31,634,981
Less current portion of long-term debt	(12,570,770)	(19,999,801)	(28,691,824)

Long-term debt	$1,997,205	$2,624,701	$2,943,157

The Healthcare Business Credit Corporation (HBCC) line of credit allows for total borrowings of up to $11.5 million and matures in April 2007. Generally, a borrowing base is established at 85% of eligible accounts receivable as defined in the agreement. Interest accrues at the LIBOR rate (1.12% at December 31, 2003 and 1.36% at June 30, 2004) plus 5.0% adjusted weekly. HBCC also receives a fee equal to 0.375% of the average daily unused line of credit.

The agreement with HBCC includes a term note with interest payable monthly at the LIBOR rate plus 9.0%. On January 16, 2004, the Company increased the balance of the term note to $5.0 million and established a new payment schedule whereby the term note will be repaid in consecutive monthly installments of $83,333 plus accrued interest commencing January 2, 2004, with a final payment of all unpaid principal, accrued interest, fees, costs and expenses due and payable on or before April, 2007.

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

The HBCC line of credit contains an acceleration clause that allows the lender to demand payment of all amounts owed under the line of credit if the lender reasonably determines that an event which adversely affects the collectibility of a material portion of the outstanding amounts has occurred. Due to this provision, the Company has elected to classify the line of credit and term loan as short-term debt for purposes of the accompanying financial statements.

As of December 31, 2003 and June 30, 2004, the Company was in violation of the covenant relating to its debt service coverage ratio set forth in the loan agreement with HBCC. The December 31, 2003 and June 30, 2004 violation were due to separate accounts receivable adjustments. The Company obtained waivers for the December 31, 2003 violation. The Company is pursuing a waiver for the June 30, 2004 violation. Neither waiver covers violations in future periods. HBCC has a security interest in substantially all the Company’s assets under the line of credit and term loan.

The 10% convertible subordinated notes due 2006 were issued in 2001. Bruckmann, Rosser, Sherrill & Co. II, L.P. (BRS) initially subscribed for the entire offering and then gave all the stockholders of the Company the opportunity to participate based on their pro-rata equity position in the Company. Interest compounds quarterly beginning March 31, 2002 and is payable semi-annually, on demand or upon final principal payment of each note. The subordinated notes mature at the earlier of September 2006 or five business days after demand of payment by BRS. As such, the entire balance of the subordinated notes is classified as a current liability. All the Company’s assets are pledged as collateral for the subordinated notes. The proceeds from the issuance of the subordinated notes were primarily used for working capital and general corporate purposes. Several individuals purchasing the subordinated notes are officers or directors of the Company or are related to officers of the Company. The total related party notes payable are $31,000.

The 10% convertible subordinated notes are convertible, at BRS’ discretion, into Series A-2 Preferred shares based on the amount of principal and accrued, unpaid interest (reduced by 5 basis points) outstanding at that date divided by $70.08.

The 12% convertible subordinated notes due 2008 were issued on March 7, 2003. BRS initially subscribed for the entire offering, and then gave all the stockholders of the Company the opportunity to participate based on their pro-rata equity position in the Company. Interest compounds semi-annually and the subordinated notes mature on the earlier of March 7, 2008 or five business days after demand of payment by BRS. The Series A-3 preferred stock converts at a rate consistent with the Series A-2 preferred stock (See Note 15). The proceeds from the issuance of the subordinated notes were primarily used for working capital and general corporate purposes. Several individuals purchasing the subordinated notes are officers or directors of the Company or are related to officers of the Company. The total related party notes payable are $56,000.

The 20% convertible subordinated notes were issued on June 10, 2004. BRS initially subscribed for the entire offering, and then gave all the stockholders the opportunity to participate based on their pro-rata equity position in the Company. Cash interest compounds semi-annually at 15% beginning June 30, 2004 and is payable semi-annually. Additional interest compounds semi-annually at 5% beginning June 30, 2004 and is added to the outstanding principal of the subordinated notes. The subordinated notes mature at the earlier of September 1, 2007 or five business days after demand of payment by BRS. As such, the entire balance of the subordinated notes is classified as a current liability. All the Company’s assets are pledged as collateral for the subordinated notes. Several individuals purchasing the subordinated notes are officers or directors of the Company or are related to officers of the Company. The total related party notes payable are approximately $44,000.

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

The 20% convertible subordinated notes are convertible, at BRS’ discretion, into Series A-4 Preferred shares based on the amount of principal and accrued, unpaid interest outstanding at that date divided by the liquidation value of the Series A-4 Preferred Stock.

The Best Choice/MAJJ acquisition notes payable consist of two 5% notes in the amount of $950,984 each. Interest on the notes is payable monthly. Principal on each of the notes is payable in 36 monthly installments of $26,416, plus accrued interest at 5%, beginning June 1, 2005.

The Physicians Housecall acquisition notes are payable to the previous owner and consist of a $550,000 5% promissory note payable in 24 monthly installments of $22,917, plus accrued interest beginning May 1, 2004; and a $300,000 contingent note which is contingently payable in three quarterly installments of $100,000 each beginning June 30, 2004 which accrues no interest. Each quarterly payment is conditioned upon the payee’s achievement of certain performance criteria for the immediately preceding three months. If the criterion is not achieved for the quarter, the quarterly installment rolls over to the subsequent quarter for an indefinite period of time.

The Carebridge note is payable in 24 monthly installments of $7,239 including interest at 5% beginning July 19, 2004.

The note payable issued to Kindred Operating, Inc., f/k/a Vencor Operating, Inc. (Kindred) is payable as follows: $100,000 due in March 2004 and 14 monthly installments of principal and interest totaling $30,000 beginning April 2004.

The Novak Note was paid in full on June 28, 2004 as part of the purchase of the minority interest in Best Choice Naples.

On June 2, 2003 the Company entered into a one year $1 million line of credit with PNC Bank, National Association (PNC). Interest on advances under the line is payable monthly at LIBOR plus 1%. The Company purchased a certificate of deposit from PNC in an amount equal to the advances on the line ($1 million at December 31, 2003) to serve as collateral on the line. The line was terminated April 26, 2004.

On December 23, 2003 the Company entered into a $130,000 line of credit with Community Trust Bank, Inc. On March 24, 2004 the line was increased to $330,000. Interest is payable at the Highest Prime Rate most recently published in the “Wall Street Journal’s money rates column” as the base rate on corporate loans at large U.S. money center commercial banks plus 0.5% (4.5% at December 31, 2003). Principal is payable in 48 monthly installments of principal and interest using the formula above beginning November 23, 2004.

The aggregate amount of principal payments on long-term debt and capital leases outstanding at June 30, 2004, assuming payment of the subordinated notes and the senior secured credit facility at their maturity date, is as follows: 2004 (July—December)—$1,170,000; 2005—$1,719,000; 2006—$4,238,000; 2007—$6,607,000; 2008—$17,312,000; 2009—$559,000 and thereafter—$30,000.

14.    Leasing Arrangements

The Company is obligated under various noncancelable operating leases, primarily for office space and equipment that expire over the next five years. These leases will be renewed or replaced with other leases in the normal course of business.

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

Future minimum payments for leases that have initial or remaining noncancelable terms in excess of one year as of June 30, 2004 are as follows:

	Capital Leases	Operating Leases
2004 (July – December)	$122,851	$385,652
2005	182,725	706,135
2006	103,431	614,784
2007	97,462	544,686
2008	95,285	209,797
2009	95,286	—
Thereafter	31,792	—

	728,832	$2,461,054

Less: Amount representing estimated executory costs (taxes, etc) included in total minimum lease payments	(46,013)

Net minimum lease payments	682,819
Less: Amount representing interest	(111,189)

Present value of net minimum lease payments	$571,630

Rental expense incurred for operating leases and included in other operating expenses in the Consolidated Statements of Operations was approximately $209,000, $250,000, $840,000, $329,000, and $612,000 for the years ended December 31, 2001, 2002, and 2003 and the six months ended June 30, 2003 and 2004, respectively.

15.    Redeemable Preferred Stock

As of December 31, 2002 and the six months ended June 30, 2004, there were 107,020 shares of Series A preferred stock outstanding, 43,520 shares of Series B preferred stock outstanding and no shares of Series A-2, A-3 or A-4 outstanding.

The following summarizes the key provisions of the Series A, A-2, A-3, A-4 and B preferred stock:

Dividends

The Series A, A-2, A-3, A-4 and B preferred stock accrue dividends at the rate of 8%, 10%, 12%, 12% and 7% per annum, respectively. Dividends accrue whether or not earned or declared and are cumulative. The Company recorded commitments to pay dividends of $799,798, $909,402, $982,158, $477,672 and $514,264 for the years ended December 31, 2001, 2002 and 2003 and six months ended June 30, 2003 and 2004 respectively. The accruals state the preferred stock at their redemption value as of the end of each of those respective periods.

Liquidation Preference

In the event of liquidation or change in control, the holders of Series A and B preferred stock are entitled to receive an amount equal to $70.08 per share plus all accrued dividends unpaid thereon. Holders of Series B preferred stock are entitled to their liquidation preference payment after payment of liquidation preferences on the Series A, A-2, A-3 and A-4 preferred stock.

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

Conversion Features

The Series A and B preferred stock is convertible at the option of the preferred stockholder at any time after the date of issuance. Any holder may convert all or any portion of their preferred stock held or all shares of preferred stock may be converted upon written consent of (a) holders of 66.6% shares of outstanding all preferred stock and (b) 50% of the shares of BRS into a number of shares of the Company’s common stock obtained by multiplying the number of shares of preferred stock by $70.08 and dividing by the conversion price of $44.74. The preferred stock is also convertible upon a successful public offering with 30 day notice to the preferred stockholders.

Redemption Features

At any time after November 28, 2010, the holders of at least a majority of the then outstanding Series A, A-2, A-3, A-4 and B preferred stock may request redemption of all of the then outstanding Series A and B preferred stock at a price equal to $70.08 per share plus all accrued and unpaid dividends. Holders of Series B preferred stock are entitled to their redemption payment after payment of the redemption amount owed on the Series A, A-2, A-3 and A-4 preferred stock.

Voting Rights

Each holder of Series A and B preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of Series A and B preferred stock could be converted. The holders of the Series A preferred stock have the right to elect three out of the six designated members of the Company’s Board of Directors. The holders of Series A-2, A-3 and A-4 preferred stock have no voting rights.

16.    Common Stock Purchase Warrants & Stock Options

In conjunction with the issuance of the subordinated notes, the Company issued detachable stock purchase warrants and detachable stock purchase options. These warrants and options contain several other provisions including anti-dilution and market value adjustment provisions. The fair value of the warrants was determined to be minimal based on a multiple of cash flow analysis done at the date of grant.

A summary of the status of the Company’s warrants and the changes during the periods follows:

	Number of Shares Under Warrant	Exercisable	Weighted Average Price/Share
Outstanding at January 1, 2001	5,589		$0.16
Granted	40,380,000		.00001
Exercised	(349)		2.72

Outstanding at December 31, 2001	40,385,240	40,385,240	.00001

Granted	190,197		.01
Exercised	(737,526)		.00278

Outstanding at December 31, 2002	39,837,911	39,837,911	.00001

Granted	92,247,058		.00001
Exercised	(107,731,413)		.00001

Outstanding at December 31, 2003	24,353,556	24,353,556	.00027

Exercised	(192,342)		.00001

Outstanding at June 30, 2004	24,161,214	24,161,214	.00027

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

The weighted-average remaining contractual life of all outstanding warrants is 8.3 years.

The 20% convertible subordinated notes obligate the Company to issue detachable stock purchase warrants on January 1, 2005, if the notes have not been repaid as of that date. The number of warrants will be equal to 66.7% of the fully diluted capital stock at the close of business on December 31, 2004 and carry the same conditions as the warrants described above.

Employee Stock Option Plans

The Company’s Amended and Restated 1999 Employee Stock Option Plan (the 1999 Plan), reserves 10,898,653 shares of the Company’s common stock for issuance to employees, directors and consultants. Options granted under the 1999 Plan may be incentive stock options or non-qualified stock options. Stock purchase rights may also be granted under the 1999 Plan. Incentive stock options may only be granted to employees. The Compensation Committee determines the period over which the options become exercisable except in the case of options granted to officers, directors and consultants, which are exercisable at a rate of 25% per year from the date of the grant. Incentive options may be granted at an exercise price of not less that the fair market value per share on the grant date. Options for employees holding more that 10% of the voting rights of all classes of stock are granted at a rate of not less that 110% of the fair market value per share on the grant date. Unvested options that have been exercised are subject to repurchase upon termination of the holder’s status as an employee, director or consultant. The term of the options is ten years.

Activity under the 1999 Plan is summarized as follows:

	Shares Available for Grant	Number of Shares Outstanding	Weighted Average Exercise Price
Balances at January 1, 2001 (adjusted for 1-for-100 reverse split)	7,142	42,330	$72.00
Granted	(768)	768	46.00
Expired/forfeited	(27)	(793)	40.00

Balances at December 31, 2001	6,347	42,305	67.31
Additional Shares reserved	10,350,000
Granted	(9,841,638)	9,841,638	0.01

Balances at December 31, 2003	514,709	9,883,943	0.29
Additional Shares reserved	500,000
Granted	(355,000)	355,000	0.1

Balances at June 30, 2004	659,709	10,238,943	$0.28

The weighted-average remaining contractual life of all outstanding options is 8.7 years.

The exercise prices of options range as follows: 7,695 at $100; 9,563 at $40.00; 5,908 at $138; 19,139 at $46; and 10,196,638 at one cent.

The 20% convertible subordinated notes obligate the Company to issue 25,879,563 detachable stock purchase options on January 1, 2005 if the notes have not been repaid as of that date. The options will carry the same conditions as the options described above.

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

Amended and Restated 1999 Employee Stock Option Plan.    In 2003, the Company’s board of directors adopted, and its stockholders approved, its Amended and Restated 1999 Employee Stock Option Plan. Under this plan, the Company has outstanding options with prices ranging from $0.01 to $138.00. In 2001, the Company issued 768 stock options. No stock options were issued in 2002. In 2003, the Company issued 9,841,638 stock options. No compensation expense was recognized in connection with these options.

2001 Equity Incentive Plan

The Company adopted the 2001 Equity Incentive Plan (the Plan) to provide executives, key employees and others who have a substantial responsibility for the management and growth of the Company or one of its subsidiaries with additional incentive by allowing them to acquire an interest in the Company through either restricted stock or options. The number of reserved shares under the Plan may not exceed 10,000,000. Restricted stock grants vested ratably over the three-year period following the date of grant. Unvested restricted shares were 4,998,063, 2,410,767 and zero at December 31, 2001, 2002 and 2003, respectively.

17.    Insurance Risks

The Company is insured for professional and general liability claims through an occurrence-based policy which is adequate to cover losses, if any. Tail coverage is included and claims based upon occurrence during the term of the present policy but reported subsequently will be insured.

18.    Litigation

In the normal course of business, the Company is a party to legal proceedings and claims. When costs can be reasonably estimated, appropriate liabilities for such matters are recorded. While management currently believes the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations or liquidity of the Company, the ultimate outcome of any litigation is uncertain. An unfavorable outcome, if any, could have a material adverse impact to the Company.

Kindred filed suit against the Company alleging that the Company defaulted on an acquisition related promissory note dated February 25, 1999 in the principal amount of $500,000 (see Note 13). During 2003, the Company and Kindred reached a settlement under which the Company agreed to pay Kindred $520,000, with $100,000 due upon the execution of the agreement and the remainder to be paid in 14 monthly installments of $30,000. The settlement resulted in a gain of $150,000 from the dismissal of previously recorded interest expense, which is included in interest expense in the consolidated statement of operations.

19.    Employee Benefit Plan

The Company sponsors a 401(k) plan, under which eligible employees can contribute a portion of their earnings via payroll deductions, not to exceed Internal Revenue Code limits. The Company may, at its discretion, match 25% of the first 6% of each employee’s salary deferral. Amounts withheld and/or matched, if any, are funded into self-directed investment accounts. Total pension expense was approximately $55,000, $71,000, $131,000, $61,000 and $99,000 for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004 respectively.

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

20.    Concentration of Credit Risk

The Company provides services to a geographically diverse patient base throughout the United States. The Company grants credit without collateral to its patients, most of who are insured under third party agreements. An allowance for doubtful accounts is maintained at a level which management believes is sufficient to cover potential credit losses. The mix of receivables from third-party payors and patients for the years ended December 31, 2002 and 2003 and the six months ended June 30, 2004 was as follows:

	Year Ended December 31,		Six Months Ended June 30, 2004
	2002	2003
			(unaudited)
Medicare	80%	76%	73%
Medicaid	15	14	14
Other third-party payors	4	9	12
Patients	1	1	1

	100%	100%	100%

21.    Related Party Transactions

Certain members of management made a loan to Barrington Arms, a limited liability corporation with one member, in December 2003. The loan provides for zero percent interest and matures on November 1, 2005. Barrington Arms subsequently provided $75,000 as a capital contribution to a joint venture, HealthEssentials Home Care, LLC (Las Vegas), in which the Company has also made an investment. In lieu of interest, Barrington Arms has agreed to pay each lender an amount equal to his pro rata share of 50% of the profits of Las Vegas.

A group of investors, which included certain members of management, made a loan to Novak Capital, a limited liability corporation, in December 2003. Novak Capital in turn provided $275,000 as a loan to Best Choice Home Care Naples, LLC, or Best Choice LLC, a joint venture in which the Company have invested. The loan between Novak Capital and Best Choice LLC provides for interest at 10% per annum, as well as the right to 20% of the operating profits of Best Choice LLC. The loan to Novak Capital was repaid by the Company in June 2004 in connection with the purchase of the minority interest of Best Choice LLC.

In April 2004, the Company issued a promissory note to one of its officers in the principal amount of $550,000 to evidence a loan for that amount made by the officer to the Company. The promissory note was payable on demand and carried an interest rate of 10% per annum. The loan was subsequently repaid in full with interest and the promissory note was canceled in June 2004.

Certain members of management purchased 10% convertible subordinated notes which the Company issued in September 2001. In addition, several other individuals who purchased these notes are on the Company’s board of directors or are related to members of management.

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six month periods ended June 30, 2003 and 2004 are unaudited)

Certain members of management purchased 12% convertible subordinated notes which the Company issued in March 2003. In addition, several other individuals who purchased these notes are on the Company’s board of directors or are related to members of management.

21.    Quarterly Financial Data (Unaudited)

The following table sets forth certain unaudited quarterly financial information for the years ended December 31, 2002 and 2003 and the six months ended June 30, 2004 (in thousands except for per share information).

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2002
Net revenues	$6,128	$8,107	$9,906	$10,897
Income (loss) from continuing operations	(258)	(26)	505	(134)
Earnings per share:
Basic	$(0.06)	$(0.03)	$0.03	$(0.04)
Diluted	$(0.00)	$(0.00)	$0.00	$(0.00)

Year ended December 31, 2003
Net revenues	$11,827	$13,528	$14,703	$13,044
Income (loss) from continuing operations	645	346	614	(2,549)
Earnings per share:
Basic	$0.02	$0.00	$0.00	$(0.02)
Diluted	$0.00	$0.00	$0.00	$(0.02)

Six months ended June 30, 2004
Net revenues	16,462	16,320
Income (loss) from continuing operations	584	(832)
Earnings per share:
Basic	$0.00	$(0.01)
Diluted	$0.00	$(0.01)

HealthEssentials Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information for the six-month periods ended June 30, 2003 and 2004 are unaudited)

22.    Allowances

The allowances for doubtful accounts and losses for discontinued operations are as follows:

	Balance at beginning of period	Additions		Deductions or payments	Balance at end of period
		Charged to costs and expenses	Acquisitions
Allowance for doubtful accounts:

Year ended December 31, 2001	432,000	628,000	—	432,000	628,000
Year ended December 31, 2002	628,000	874,799	—	688,799	814,000
Year ended December 31, 2003	814,000	1,181,920	—	354,920	1,641,000
Six months ended June 30, 2004	1,641,000	875,785	—	489,785	2,027,000

Allowance for loss on discontinued operations:

Year ended December 31, 2001	—	271,482	—	—	271,482
Year ended December 31, 2002	271,482	(54,281)	—	217,201	—
Year ended December 31, 2003	—	—	—	—	—
Six months ended June 30, 2004	—	—	—	—	—

                     Shares

HEALTHESSENTIALS SOLUTIONS, INC.

Common Stock

PROSPECTUS

Until                     , 2004 (25 days after the date of that prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray

Deutsche Bank Securities

William Blair & Company

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all expenses other than the underwriting discount, payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee.

SEC Registration Fee	$
Legal Fees and Expenses	$
Printing and Engraving Expenses	$
Blue Sky Fees	$
NASD Fees	$
Transfer Agent’s Fees	$
Accounting Fees and Expenses	$
Miscellaneous	$

Total	$

ITEM 14.    Indemnification of Officers and Directors.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to the Registrant. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

As permitted by the DGCL, our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law; (3) under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or (4) arising as a result of any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, our Certificate of Incorporation and our Bylaws provide that (1) we are required to indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain exceptions; (2) we are permitted to indemnify our other employees to the extent that we indemnify our officers and directors, unless otherwise required by law, our Certificate of Incorporation, our Bylaws or agreements; (3) we are required to advance expenses, as incurred, to our directors and officers in connection with any legal proceeding to the fullest extent permitted by the DGCL, subject to certain exceptions; and (4) the rights conferred in our Bylaws are not exclusive.

We have entered into indemnification agreements with each of our directors and officers that require us to indemnify each of them against expenses, judgments, fines and settlement amounts incurred in any action or proceeding, whether actual or threatened, to which any of them may be made a party by reason of the fact that he or she is or was a director or an officer of the Company, provided they acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest and, with respect to any criminal proceeding, has no reasonable cause to believe their conduct was unlawful.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

ITEM 15.    Recent Sales of Unregistered Securities.

Since June 2001, we have issued the following securities that were not registered under the Securities Act as summarized below.

In June 2004, we sold convertible senior subordinated notes in the aggregate principal amount of $5,000,000 to our stockholders. These notes are convertible, at the option of Bruckmann, Rosser, Sherrill & Co. II, L.P. (BRS) into that number of shares of our series A-4 preferred stock calculated in accordance with the following formula, (x) the numerator of which equals the then outstanding principal amount of the convertible senior subordinated notes plus accrued but unpaid interest thereon, and (y) the denominator of which equals the liquidation value per share of the series A-4 preferred stock, $70.08 per share. In addition to the notes, we also issued to those stockholders participating in the offering stock purchase warrants representing the right to purchase from us shares of our common stock, which together with the shares of our common stock issuable upon exercise of the new options granted to members of our management team, will represent 66.7% of our fully diluted capital stock at the close of business on December 31, 2004. The stock purchase warrants are exercisable at a price per share of $0.00001 after January 1, 2005 if all outstanding amounts under the notes are not paid in full by December 31, 2004. The securities described in this paragraph were issued to the investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering.

In March 2003, we sold convertible subordinated notes in the aggregate principal amount of $5,000,000 to our stockholders. These notes are convertible, at the option of BRS, into that number of shares of our series A-3 preferred stock calculated in accordance with the following formula, (x) the numerator of which equals the then outstanding principal amount of the convertible subordinated notes plus accrued but unpaid interest thereon, and (y) the denominator of which equals the liquidation value per share of the series A-3 preferred stock, $70.08 per share. In addition to the notes, we also issued to those stockholders participating in the offering stock purchase warrants representing the right to purchase from us an aggregate of 92,247,058 shares of our common stock at a price per share of $0.00001. The securities described in this paragraph were issued in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering.

In May 2002, we issued an aggregate of 10,000 shares of our common stock and stock purchase warrants representing the right to purchase from us an aggregate of 190,196 shares of our common stock at a price per share of $0.01 to the stockholders and members of Specialized Home Health Care Services of Central Florida, Inc., d/b/a Best Choice Home Healthcare (Best Choice) and MAJJ Enterprises, LLC, (MAJJ) in partial consideration for the purchase of all the stock and all the membership interests of Best Choice and MAJJ. The securities described in this paragraph were issued in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering.

In September 2001, we sold convertible subordinated notes in the aggregate principal amount of $2,500,000 to BRS and our other existing stockholders. These notes are convertible, at the option of BRS, into that number of shares of our series A-2 preferred stock calculated in accordance with the following formula, (x) the numerator of which equals the then outstanding principal amount of the convertible subordinated notes plus accrued but unpaid interest thereon, and (y) the denominator of which equals $70.08. In addition to the notes, we also issued to BRS and our other existing stockholders stock purchase warrants representing the right to purchase from us an aggregate of 4,038,000,000 shares of our common stock at a price per share of $0.0000001. The securities described in this paragraph were issued in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering.

In September 2001, we completed a 1 for 100 reverse stock split.

Since January 2001, we have not issued to employees, officers, directors and consultants any shares of our common stock upon the exercise of stock options. Since January 2001, we have granted additional options to purchase 10,907,406 shares of our common stock under our Amended and Restated 1999 Employee Stock Option Plan. The issuance of stock options and the common stock issuable upon the exercise of stock options as described in this paragraph were issued pursuant to written compensatory plans or arrangements with our employees, officers, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

No underwriters were involved in the foregoing sales of securities. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transactions. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

ITEM 16.    Exhibits.

Exhibit Number	Description
1	Form of Underwriting Agreement.*

3.1	Seventh Amended and Restated Articles of Incorporation of HealthEssentials Solutions, Inc.*

3.2	Third Amended and Restated Bylaws of HealthEssentials Solutions, Inc.*

4.1	Form of HealthEssentials Solutions, Inc. common stock certificate.*

4.2	Loan and Security Agreement by and among HealthEssentials Solutions, Inc., NPPA of America, Inc., NPPA National, LLC and Healthcare Business Credit Corporation dated as of April 30, 2002.

4.3	Amended and Restated Revolving Credit Note dated as of June 22, 2004.

4.4

Amendment to Loan and Security Agreement among HealthEssentials Solutions, Inc., NPPA of America, Inc., NPPA National, LLC, Specialized Home Health Care Services of Central Florida, Inc., Majj Enterprises, LLC and Healthcare Business Credit Corporation.*

4.5

Second Amendment to Loan and Security Agreement among HealthEssentials Solutions, Inc., NPPA of America, Inc., NPPA National, LLC, Specialized Home Health Care Services of Central Florida, Inc., Majj Enterprises, LLC and Healthcare Business Credit Corporation dated as of October 31, 2002.

4.6

Third Amendment to Loan and Security Agreement among HealthEssentials Solutions, Inc., NPPA of America, Inc., NPPA National, LLC, Specialized Home Health Care Services of Central Florida, Inc., Majj Enterprises, LLC and Healthcare Business Credit Corporation dated as of January 9, 2003.

4.7

Fourth Amendment to Loan and Security Agreement among HealthEssentials Solutions, Inc., NPPA of America, Inc., NPPA National, LLC, Specialized Home Health Care Services of Central Florida, Inc., Majj Enterprises, LLC and Healthcare Business Credit Corporation dated as of February 27, 2003.

4.8

Fifth Amendment to Loan and Security Agreement among HealthEssentials Solutions, Inc., NPPA of America, Inc., NPPA National, LLC, Specialized Home Health Care Services of Central Florida, Inc., Majj Enterprises, LLC and Healthcare Business Credit Corporation dated as of April 2003.

4.9

Sixth Amendment and Joinder to Loan and Security Agreement among HealthEssentials Solutions, Inc., NPPA of America, Inc., NPPA National, LLC, Specialized Home Health Care Services of Central Florida, Inc., Majj Enterprises, LLC, Premier Lab Services, Inc. and Healthcare Business Credit Corporation dated as of January 16, 2004.

4.10

Seventh Amendment to Loan and Security Agreement among HealthEssentials Solutions, Inc., NPPA of America, Inc., NPPA National, LLC, Specialized Home Health Care Services of Central Florida, Inc., Majj Enterprises, LLC, Premier Lab Services, Inc. and Healthcare Business Credit Corporation dated as of May 26, 2004.

4.11

Eighth Amendment to Loan and Security Agreement among HealthEssentials Solutions, Inc., NPPA of America, Inc., NPPA National, LLC, Specialized Home Health Care Services of Central Florida, Inc., Majj Enterprises, LLC, Premier Lab Services, Inc. and Healthcare Business Credit Corporation dated as of June 22, 2004.

4.12

Ninth Amendment to Loan and Security Agreement among HealthEssentials Solutions, Inc., NPPA of America, Inc., NPPA National, LLC, Specialized Home Health Care Services of Central Florida, Inc., Majj Enterprises, LLC, Premier Lab Services, Inc. and Healthcare Business Credit Corporation.*

Exhibit Number	Description
5.1	Opinion of Dechert LLP.*

10.1	Lease Agreement effective January 1, 2003 between The Plaza at Hurstbourne, LLC and HealthEssentials, Inc. for corporate headquarters in Louisville, Kentucky.

10.2	Amendment to Lease Agreement dated as of June 20, 2003.

10.3	Lease Agreement effective April 1, 2003 between Brown, Noltemyer Company and HealthEssentials Solutions, Inc. for premises at 7410 New La Grange Road, Louisville, Kentucky.

10.4	Amended and Restated HealthEssentials Solutions, Inc. 1999 Employee Stock Option Plan dated as of February 26, 2003.

10.5	2001 Stock Incentive Plan dated as of September 28, 2001.

10.6	Stock Purchase Agreement By And Among HealthEssentials Solutions, Inc. and Tony Altieri dated as of January 1, 2004.

10.7	Asset Purchase Agreement By And Among HealthEssentials Solutions, Inc. and Carebridge, Inc. dated as of April 2, 2004.

10.8	Stock Purchase Agreement by and Among HealthEssentials Solutions, Inc. and Romeo Villarreal dated as of July 1, 2004.

10.9	5% Subordinated Promissory Note from HealthEssentials Solutions, Inc. to Jose Raffinan and Maria Raffinan dated as of May 1, 2002.

10.10	5% Subordinated Promissory Note from HealthEssentials Solutions, Inc. to Arthur Barlaan and Jocelyn Barlaan dated as of May 1, 2002.

10.11	Promissory Note in the amount of $550,000 from HealthEssentials Solutions, Inc. to Tony Altieri dated as of January 1, 2004.

10.12	Promissory Note in the amount of $300,000 from HealthEssentials Solutions, Inc. to Tony Altieri dated as of January 1, 2004.

10.13	Promissory Note from HealthEssentials Solutions, Inc. to Carebridge, Inc. dated as of April 20, 2004.

10.14	Promissory Note from HealthEssentials Solutions, Inc. to Michael R. Barr dated as of April 27, 2004.*

10.15	Subordinated Promissory Note from HealthEssentials Solutions, Inc. to Bruckmann, Rosser, Sherrill & Co. II, L.P. dated as of September 2001.

10.16	Form of Subordinated Promissory Note dated as of March 2003.

10.17	Form of Subordinated Promissory Note dated as of June 10, 2004.

10.18	Note Purchase Agreement dated as of September 2001 by and among HealthEssentials Solutions, Inc., and Bruckmann, Rosser, Sherrill & Co. II, L.P.

10.19	Amendment to Note Purchase Agreement dated as of September 28, 2001 by and among HealthEssentials Solutions, Inc., and Bruckmann, Rosser, Sherrill & Co. II, L.P.

10.20	Note Purchase Agreement dated as of March 7, 2003 by and between HealthEssentials Solutions, Inc. and Bruckmann, Rosser, Sherrill & Co. II, L.P.

10.21	Note Purchase Agreement dated as of June 10, 2004 by and among HealthEssentials Solutions, Inc., Bruckmann, Rosser, Sherrill & Co. II, L.P., Marilena Tibrea and Julie Frist.

10.22	Amendment to the Note Purchase Agreement dated as of June 17, 2004 by and among HealthEssentials Solutions, Inc., Bruckmann, Rosser, Sherrill & Co. II, L.P., Marilena Tibrea and Julie Frist.

10.23	Form of Warrant Agreement dated as of September 2001.

Exhibit Number	Description
10.24	Form of Warrant Agreement dated as of March 7, 2003.
10.25	Form of Warrant Agreement dated as of June 10, 2004.
10.26	Form of Stock Purchase Warrant dated as of September 2001.
10.27	Form of Stock Purchase Warrant dated as of March 2003.
10.28	Form of Stock Purchase Warrant dated as of June 2004.
10.29	Warrant for Issuance of Common Stock from HealthEssentials Solutions, Inc. to Arthur Barlaan and Jocelyn Barlaan dated as of April 30, 2002.
10.30	Warrant for Issuance of Common Stock from HealthEssentials Solutions, Inc. to Jose Raffinan and Maria Raffinan dated April 30, 2002.
10.31	Registration Rights Agreement dated as of August 24, 1999 between HealthEssentials Solutions, Inc. and the investors listed therein.
10.32	Registration Rights Agreement dated as of November 28, 2000 between HealthEssentials Solutions, Inc and Bruckmann, Rosser, Sherrill & Co. II, L.P.
10.33	Agreement with Kindred dated as of .*
21.1	Subsidiaries of HealthEssentials Solutions, Inc.
23.1	Consent of Ernst and Young LLP.
23.2	Consent of Dechert LLP (contained in Exhibit 5.1).*
24	Power of Attorney (included on signature page).
99.1	Consent of Director Nominee.
99.2	Consent of Director Nominee.

*	To be filed by amendment.

ITEM 17.    Undertakings.

We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of us in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, HealthEssentials Solutions, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Louisville, Commonwealth of Kentucky, on September 3, 2004.

HealthEssentials Solutions, Inc.

By:	/s/ MICHAEL R. BARR
Michael R. Barr, President and Chief Executive Officer and Chairman (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael R. Barr and Norman J. Pfaadt and each or any one of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed below by the following persons on behalf of HealthEssentials and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ MICHAEL R. BARR MICHAEL R. BARR	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	September 3, 2004

/s/ NORMAN J. PFAADT NORMAN J. PFAADT	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Accounting Officer)	September 3, 2004

/s/ BRUCE C. BRUCKMANN BRUCE C. BRUCKMANN	Director	September 3, 2004

/s/ BRETT A. PERTUZ BRETT A. PERTUZ	Director	September 3, 2004

/s/ THOMAS M. SCHUHMANN THOMAS M. SCHUHMANN	Director	September 3, 2004

/s/ STEPHEN C. SHERRILL STEPHEN C. SHERRILL	Director	September 3, 2004

ITEM 16.    Exhibits.

Exhibit Number	Description
1	Form of Underwriting Agreement.*

3.1	Seventh Amended and Restated Articles of Incorporation of HealthEssentials Solutions, Inc.*

3.2	Third Amended and Restated Bylaws of HealthEssentials Solutions, Inc.*

4.1	Form of HealthEssentials Solutions, Inc. common stock certificate.*

4.2	Loan and Security Agreement by and among HealthEssentials Solutions, Inc., NPPA of America, Inc., NPPA National, LLC and Healthcare Business Credit Corporation dated as of April 30, 2002.

4.3	Amended and Restated Revolving Credit Note dated as of July 22, 2004.

4.4

Amendment to Loan and Security Agreement among HealthEssentials Solutions, Inc., NPPA of America, Inc., NPPA National, LLC, Specialized Home Health Care Services of Central Florida, Inc., Majj Enterprises, LLC and Healthcare Business Credit Corporation.*

4.5

Second Amendment to Loan and Security Agreement among HealthEssentials Solutions, Inc., NPPA of America, Inc., NPPA National, LLC, Specialized Home Health Care Services of Central Florida, Inc., Majj Enterprises, LLC and Healthcare Business Credit Corporation dated as of October 31, 2002.

4.6

Third Amendment to Loan and Security Agreement among HealthEssentials Solutions, Inc., NPPA of America, Inc., NPPA National, LLC, Specialized Home Health Care Services of Central Florida, Inc., Majj Enterprises, LLC and Healthcare Business Credit Corporation dated as of January 9, 2003.

4.7

Fourth Amendment to Loan and Security Agreement among HealthEssentials Solutions, Inc., NPPA of America, Inc., NPPA National, LLC, Specialized Home Health Care Services of Central Florida, Inc., Majj Enterprises, LLC and Healthcare Business Credit Corporation dated as of February 27, 2003.

4.8

Fifth Amendment to Loan and Security Agreement among HealthEssentials Solutions, Inc., NPPA of America, Inc., NPPA National, LLC, Specialized Home Health Care Services of Central Florida, Inc., Majj Enterprises, LLC and Healthcare Business Credit Corporation dated as of April 2003.

4.9

Sixth Amendment and Joinder to Loan and Security Agreement among HealthEssentials Solutions, Inc., NPPA of America, Inc., NPPA National, LLC, Specialized Home Health Care Services of Central Florida, Inc., Majj Enterprises, LLC, Premier Lab Services, Inc. and Healthcare Business Credit Corporation dated as of January 16, 2004.

4.10

Seventh Amendment to Loan and Security Agreement among HealthEssentials Solutions, Inc., NPPA of America, Inc., NPPA National, LLC, Specialized Home Health Care Services of Central Florida, Inc., Majj Enterprises, LLC, Premier Lab Services, Inc. and Healthcare Business Credit Corporation dated as of May 26, 2004.

4.11

Eighth Amendment to Loan and Security Agreement among HealthEssentials Solutions, Inc., NPPA of America, Inc., NPPA National, LLC, Specialized Home Health Care Services of Central Florida, Inc., Majj Enterprises, LLC, Premier Lab Services, Inc. and Healthcare Business Credit Corporation dated as of June 22, 2004.

4.12

Ninth Amendment to Loan and Security Agreement among HealthEssentials Solutions, Inc., NPPA of America, Inc., NPPA National, LLC, Specialized Home Health Care Services of Central Florida, Inc., Majj Enterprises, LLC, Premier Lab Services, Inc. and Healthcare Business Credit Corporation.*

Exhibit Number	Description
5.1	Opinion of Dechert LLP.*

10.1	Lease Agreement effective January 1, 2003 between The Plaza at Hurstbourne, LLC and HealthEssentials, Inc. for corporate headquarters in Louisville, Kentucky.

10.2	Amendment to Lease Agreement dated as of June 20, 2003.

10.3	Lease Agreement effective April 1, 2003 between Brown, Noltemyer Company and HealthEssentials Solutions, Inc. for premises at 7410 New La Grange Road, Louisville, Kentucky.

10.4	Amended and Restated HealthEssentials Solutions, Inc. 1999 Employee Stock Option Plan dated as of February 26, 2003.

10.5	2001 Stock Incentive Plan dated as of September 28, 2001.

10.6	Stock Purchase Agreement By And Among HealthEssentials Solutions, Inc. and Tony Altieri dated as of January 1, 2004.

10.7	Asset Purchase Agreement By And Among HealthEssentials Solutions, Inc. and Carebridge, Inc. dated as of April 2, 2004.

10.8	Stock Purchase Agreement by and Among HealthEssentials Solutions, Inc. and Romeo Villarreal dated as of July 1, 2004.

10.9	5% Subordinated Promissory Note from HealthEssentials Solutions, Inc. to Jose Raffinan and Maria Raffinan dated as of May 1, 2002.

10.10	5% Subordinated Promissory Note from HealthEssentials Solutions, Inc. to Arthur Barlaan and Jocelyn Barlaan dated as of May 1, 2002.

10.11	Promissory Note in the amount of $550,000 from HealthEssentials Solutions, Inc. to Tony Altieri dated as of January 1, 2004.

10.12	Promissory Note in the amount of $300,000 from HealthEssentials Solutions, Inc. to Tony Altieri dated as of January 1, 2004.

10.13	Promissory Note from HealthEssentials Solutions, Inc. to Carebridge, Inc. dated as of April 20, 2004.

10.14	Promissory Note from HealthEssentials Solutions, Inc. to Michael R. Barr dated as of April 27, 2004.*

10.15	Subordinated Promissory Note from HealthEssentials Solutions, Inc. to Bruckmann, Rosser, Sherrill & Co. II, L.P. dated as of September 2001.

10.16	Form of Subordinated Promissory Note dated as of March 2003.

10.17	Form of Subordinated Promissory Note dated as of June 10, 2004.

10.18	Note Purchase Agreement dated as of September 2001 by and among HealthEssentials Solutions, Inc., and Bruckmann, Rosser, Sherrill & Co. II, L.P.

10.19	Amendment to Note Purchase Agreement dated as of September 28, 2001 by and among HealthEssentials Solutions, Inc., and Bruckmann, Rosser, Sherrill & Co. II, L.P.

10.20	Note Purchase Agreement dated as of March 7, 2003 by and between HealthEssentials Solutions, Inc. and Bruckmann, Rosser, Sherrill & Co. II, L.P.

10.21	Note Purchase Agreement dated as of June 10, 2004 by and among HealthEssentials Solutions, Inc., Bruckmann, Rosser, Sherrill & Co. II, L.P., Marilena Tibrea and Julie Frist.

10.22	Amendment to the Note Purchase Agreement dated as of June 17, 2004 by and among HealthEssentials Solutions, Inc., Bruckmann, Rosser, Sherrill & Co. II, L.P., Marilena Tibrea and Julie Frist.

10.23	Form of Warrant Agreement dated as of September 2001.

Exhibit Number	Description
10.24	Form of Warrant Agreement dated as of March 7, 2003.
10.25	Form of Warrant Agreement dated as of June 10, 2004.
10.26	Form of Stock Purchase Warrant dated as of September 2001.
10.27	Form of Stock Purchase Warrant dated as of March 2003.
10.28	Form of Stock Purchase Warrant dated as of June 2004.
10.29	Warrant for Issuance of Common Stock from HealthEssentials Solutions, Inc. to Arthur Barlaan and Jocelyn Barlaan dated as of April 30, 2002.
10.30	Warrant for Issuance of Common Stock from HealthEssentials Solutions, Inc. to Jose Raffinan and Maria Raffinan dated April 30, 2002.
10.31	Registration Rights Agreement dated as of August 24, 1999 between HealthEssentials Solutions, Inc. and the investors listed therein.
10.32	Registration Rights Agreement dated as of November 28, 2000 between HealthEssentials Solutions, Inc and Bruckmann, Rosser, Sherrill & Co. II, L.P.
10.33	Agreement with Kindred dated as of .*
21.1	Subsidiaries of HealthEssentials Solutions, Inc.
23.1	Consent of Ernst and Young LLP.
23.2	Consent of Dechert LLP (contained in Exhibit 5.1).*
24	Power of Attorney (included on signature page).
99.1	Consent of Director Nominee.
99.2	Consent of Director Nominee.

*	To be filed by amendment.